
12026663

Minerals Technologies Inc.

Geographic Expansion and
New Product Innovation

Annual Report 2011


MINERALS
TECHNOLOGIES

Minerals Technologies Inc.

Annual Report 2011

TABLE OF CONTENTS

Minerals Technologies Inc. is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and related systems and services. The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells the synthetic mineral product precipitated calcium carbonate (PCC) and the processed mineral product quicklime (lime), and mines, processes and sells other natural mineral products, primarily limestone and talc. This segment's products are used principally in the paper, building materials, paint and coatings, glass, ceramic, polymer, food and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory materials and specialty products, services and application equipment used primarily by the steel, non-ferrous metal and glass industries.

The Company emphasizes research and development. By developing and introducing technologically advanced new products, the Company has been able to anticipate and satisfy changing customer requirements, and to create market opportunities through new product development and product application innovations.

2011 Net Sales by Product Line
(percentage/millions of dollars)


F
E
D
C
A
B

A: Paper PCC	47.5%	$ 497.0
B: Refractory Products	27.5%	$ 287.4
C: Metallurgical Products	7.8%	$ 81.4
D: Ground Calcium Carbonate	6.6%	$ 68.6
E: Specialty PCC	6.1%	$ 63.6
F: Talc	4.5%	$ 46.9

2011 Net Sales by Geographic Area
(percentage/millions of dollars)


D
C
A
B

A: United States	53.4%	$ 557.5
B: Europe/Africa	28.5%	$ 298.4
C: Asia	11.0%	$ 114.7
D: Canada/Latin America	7.1%	$ 74.3

Millions of Dollars, Except Per Share Data	December 31, 2011	December 31, 2010
Net sales	$ 1,044.9	$ 1,002.4
Specialty Minerals Segment	676.1	665.0
PCC Products	560.6	554.6
Processed Minerals Products	115.5	110.4
Refractories Segment	368.8	337.4
Operating income*	100.8	99.1
Net income	67.5	66.9
Earnings per share:*		
Basic	3.78	3.59
Diluted	3.77	3.58
Research & Development Expenses	19.3	19.6
Depreciation & Amortization	58.2	64.0
Capital Expenditures/Acquisitions	52.1	34.5
Net cash provided by operating activities	133.7	142.4
Number of shareholders of record	180	180
Number of employees	2,077	2,132

excludes special items

CHAIRMAN'S LETTER

Dear Shareholders



In each of the past two years, Minerals Technologies has achieved record financial performance. This has been achieved through the development and execution of strategies focused on creating shareholder value carried out by a dedicated and engaged workforce. We have been able to transform the company into a high-performing organization with a clear mission to gain profitability through new products and geographic expansion.

I will provide you some insight into the journey we have made in the past five years, but first, I would like to outline our record financial performance for 2011. We increased sales 4 percent from $1 billion in 2010 to $1.04 billion. Operating income topped $100 million for the first time in company history, increasing 2 percent over 2010, and, our earnings per share increased 5 percent to $3.77. Our Return on Capital for the year was 8.5 percent, achieving a target we set in 2007 to increase that return to above our weighted average cost of capital, which in 2011 was 8.3 percent. Our cash flow for the year continued to be strong, as we generated $134 million, and we repurchased $48 million in Treasury stock through our continuing share repurchase program.

We achieved this performance by executing on our primary strategies of geographic expansion and the development and commercialization of new technologies in each of our businesses. In our largest business, which is providing precipitated calcium carbonate (PCC) to the worldwide paper industry, we signed five new contracts for satellite PCC plants. Three of the contracts were in India, where we now have five satellite plants in operation or under construction. That makes us the largest producer in India of PCC for the paper industry. We signed commercial agreements there with West Coast Paper Mills Limited, JK Paper Limited and ABC Paper Limited. In Bangladesh, we made an agreement with Bashundhara Paper Mills Limited to build a satellite; and we agreed to build a second satellite plant in Thailand for Double A Public Company Limited. Also during 2011, three new satellite PCC plants became operational—two in India and one in the United States. The satellite for West Coast Paper went online in the fourth quarter; a satellite for Ballapur Industries Limited became operational in the second quarter; and, a satellite plant, which serves a NewPage Corporation paper mill in Minnesota, started up in the third quarter. In addition to the new satellite plants, we expanded three other satellite operations—for Double A Paper in Thailand, for International Paper Company in Brazil, and for P.H. Glatfelter in Ohio. The new satellites and expansions will contribute almost $50 million in new revenue by 2013.

Our record financial performance "has been achieved through the development and execution of strategies focused on building shareholder value carried out by a dedicated and engaged workforce."


200
150
100
50


Annual EPS Trends*
(dollars per share)
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0
$1.02
$1.25
$1.48
$1.72
$1.86
$2.18
$2.50
$2.80
$2.58
$2.48
$2.61
$2.53
$2.82
$2.59
$2.53
$2.83
$3.42
$1.55
$3.58
$3.77
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11

* Excludes restructuring & impairment charges and gain on sale of assets (special items)

This is the highest level of new satellite facility activity in our Paper PCC business in more than 10 years, and a significant portion of the reason for that success lies in our development of new technologies to increase the amount of PCC in paper—a major cost-saving factor highly sought after by the worldwide paper industry. We have enabled our customers to leverage even further on the already important benefits of using PCC. Our PCC technologies and products improve paper quality by providing brightness, opacity and bulk. At the same time, our PCC replaces higher cost fiber which reduces papermakers' overall cost of production.

In late 2010, we launched our FulFill™ Technology Platform for High Filler Products when we announced a commercial agreement with an Asian paper company for our Fulfill™ E-325. FulFill™ is a portfolio of high-filler technologies that offers papermakers a variety of solutions that decrease dependency on natural fiber to reduce costs. During 2011 and early 2012, we announced four more such commercial agreements with Asian papermakers. The commercialization of this technology is not moving quite as fast as we had hoped, but it is gaining traction and momentum. We have 35 of our 56 satellite PCC plants targeted for FulFill™ commercialization; and, in early 2012, we are actively engaged with 24 of those satellites at paper mills around the world. In the case of our E-325 technology, we are able to increase filler levels between three and five points, which results in an additional 15 percent to 25 percent increased PCC sales at those satellite facilities. In addition to the increase in PCC sales, we are also realizing a technology fee.



"This is the highest level of new satellite facility activity in our Paper PCC business in more than 10 years, and a significant portion of the reason for that success lies in our development of new technologies to increase the amount of PCC in paper—a major cost-saving factor highly sought after by the worldwide paper industry."

FulFill™ E-325 is just one of the new technologies in that portfolio. We have also developed a FulFill™ V Series and a FulFill™ F Series, the latter previously known as our Filler-Fiber Composite technology, which increases filler levels by more than 50 percent. FulFill™ F continues to be an exciting technology, and we are in advanced discussions with a European papermaker to bring this to commercialization. During 2011, Minerals Technologies also entered into an agreement with

MTI Productivity

Sales Per Employee (thousands of dollars)


$500
$450
$400
$350
$300
$250
377
368
405
391
449
467
2006
2007
2008
2009
2010
2011

Safety: Historical Injury Rates

(Injuries/100 Employees)


-Injuries/100 Employees -
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.730
3.079
2.630
1.414
2.056
1.666
2.560
1.155
0.939
0.613
0.748
0.648
World Class Recordable Injury Rate
World Class Workday Injury Rate
2006
2007
2008
2009
2010
2011
Annual Recordable Injury Rate
Lost Workday Injury Rate

Nalco, a chemical supplier to the paper industry that is part of Ecolab Inc., to distribute Nalco FillerTEK® technology for paper mills using PCC. We are marketing that technology under the name FulFill™ V-426. We believe the FulFill™ portfolio will advance our position as the global leader in paper-filling technology.

We are targeting Asia for growth of our Paper PCC business because the paper industry there continues to grow by 5 percent to 7 percent a year, contrasted with 1-percent to 2-percent declines in North America and Europe over the next five years. The economic conditions in Europe remain a concern to us and we are continuing to see increasing consolidation in the paper industry there. During 2011, UPM Paper closed a paper mill in Myllykoski, Finland, that resulted in closure of our satellite plant at that location. We have also seen considerable PCC volume declines at a satellite plant serving a paper mill owned by MetsäBoard Corporation in Äänekoski, Finland. Another MetsäBoard paper mill in Alizay, France, is idle, and our satellite PCC facility there has not been operating since the end of 2011.

In contrast to Europe, we are aggressively seeking new satellite PCC opportunities in Asia, where we continue to have good success. Asia provides significant growth opportunities for paper, which, in turn, provides MTI with a pathway for total growth despite paper market declines in the U.S. and Europe. Besides Asia growth, we believe that our FulFill™ product portfolio, in addition to other developments in our new product pipeline, will provide us growth in the U.S. and Europe as well.

A very bright spot for us in 2011 was the record performance of our Refractories segment, which primarily serves the steel industry worldwide. Just three years ago, in early 2009, this segment was operating at a loss. Today, Refractories has turned around, recording 9 percent revenue growth and 15-percent growth in operating income—all on sales that were 15-percent lower than pre-2008 recession levels. Refractories also introduced new technology when its Ferrotron business unit launched the LaCam® Torpedo laser measuring system. This revolutionary method to measure refractory linings

"A very bright spot for us in 2011 was the record performance of our Refractories segment, which primarily serves the steel industry worldwide."



Return on Capital*
(percentage)


ROC %
9
8
7
6
5
4
3
2
1
0
6.0
5.9
8.0
3.9
8.3
8.5
2006
2007
2008
2009
2010
2011

* Bloomberg Method (Annualized)
Excludes special items

MTI SG&A and R&D Expenses
(percentage)


% of Sales -
15%
10%
5%
12.9
12.2
11.2
12.2
11.0
10.7
2006
2007
2008
2009
2010
2011

in hot torpedo transport ladles provides significant benefits to steel makers. The product improves safety, increases ladle availability, extends refractory life and reduces energy, material and maintenance costs.

The Performance Minerals business unit, which is comprised of our four mining operations in Processed Minerals and our Specialty PCC line, which is used in such non-paper applications as antacids, calcium fortification for food and automotive sealants, had a near-record year. This unit dramatically improved productivity and efficiency through a disciplined effort of deploying Operational Excellence and Lean principles throughout its ground calcium carbonate (GCC), talc and Specialty PCC operations. In line with our company-wide efforts to develop new technologies and new products, Performance Minerals introduced new GCC and talc products for bioplastic-based consumer disposables for packaging. The mineral additive products, EMforce®Bio, UltraTalc® 609 and MicroTuff® AGD 609 provide solutions for enhancing the performance of bioplastics, while improving processing of bioplastic compounds. And, early in 2012, Performance Minerals launched Optibloc® 8 and Optibloc® 325 talc blends, new antiblocking products for high-clarity film applications. Antiblocks are used to prevent the adhesion of two adjacent layers of polyethylene and polypropylene films, as used in plastic bags.

Five-Year Retrospective

It is important to provide a clear picture of the progress that has been made at Minerals Technologies in the last five years. By knowing where we were and where we are today you will have a better understanding of why we believe we can deliver on significant growth and performance goals going forward. We are a very different company today than we were in 2007. We are a strong operating company, financially disciplined, transparent in our communications, closer to our customers, with an aligned management team and a very engaged workforce.

These improvements didn't happen overnight. It took a great deal of focus and effort—with a clear sense of direction on how to increase our value to customers, and, in turn, to shareholders—to bring us to this point. We began by deploying four main initiatives, or pillars, that were the foundation of change: Safety Improvement, Operational Excellence/Lean, Expense Reduction, and restoration of a legacy of Technology Research and Product Innovation.

In 2006, the company's performance had been steadily declining for five years. Return on Capital was 6 percent, which was well below the 11 percent recorded in the peak years of 1998 and 1999. Earnings were flat despite growing revenues; invested capital was yielding little or no return; and MTI's total shareholder return was underperforming both the Standard & Poors 500 and the S&P Mid-Cap 400 Materials sector. In addition, the company's three business units had become "silos" unto themselves with very little cross functional activity or communication.


Cash & Short Term Investments
(millions of dollars)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
76
139
191
320
385
414
2006 2007 2008 2009 2010 2011


Long Term & Short Term Debt
(millions of dollars)
$250
$200
$150
$100
$50
$0
25
20
15
10
5
0
21%
15%
14%
12%
11%
11%
203
128
116
105
97
100
2006 2007 2008 2009 2010 2011
Long Term & Short Term Debt
Debt to Capital Ratio


Current Ratio
(percentage)
5.0
4.0
3.0
2.0
1.0
0.0
1.9
2.8
3.5
3.9
4.4
4.0
2006 2007 2008 2009 2010 2011



Global Suggestion System 2010/2011


8000
6000
4000
2000
0
2,216 Ideas
Submitted
1 per Employee
1,232 Ideas
(55%)
Implemented
6,127 Ideas
Submitted
3 per Employee
4,006 Ideas
(65%)
Implemented
2010
2011

Total Kaizen Events Held for Year


800
600
400
200
0
103
679
730
2009
2010
2011

420 Total Productive Maintenance Events


500
400
300
200
100
0
420
Total

New Product Development Pipeline


100
80
60
40
20
0
16
9
2
4
3
2
5
81
42
8
6
12
16
31
8
73
51
10
6
11
24
16
6
92
63
24
5
15
19
24
5
2007
2009
2010
2011
Launch
Stage 5
Stage 4
Stage 3
Stage 2
Stage 1

New Product Ideas in Development

We recognized the need to transform MTI's culture—to make it more open and transparent—in order to move the company to a higher performance track. A key objective was to foster a greater degree of engagement from all employees to help us build a better company. The four pillars of MTI were intended to provide the foundation support pieces for this transformation.

Safety became a top priority for the company. MTI's safety record was average for the Materials sector and there was a great deal of room for improvement. As we did with all four initiatives, we established a lead team—the Environmental, Health & Safety Lead Team, comprised of leaders from across the company's business and resource units. This team's main charge was to reduce the number of accidents throughout the company. The goal was to achieve world class safety performance and although we are not yet at that level, we are approaching it. In 2006, the company's lost work day rate was 2.56 injuries per 200,000 hours worked, and in 2011 the rate was down to 0.65—a 75-percent improvement. Today at MTI "Safety First" is the cultural norm.

Our efforts to embed Operational Excellence and Lean principles into the company began in 2007 with employees learning Continuous Improvement processes—5S, Total Productive Maintenance (TPM), Standard Work and Daily Management Control. We approached this effort by teaching the principles to a broad set of leaders in the company, who, in turn, trained employees throughout the organization. This approach has ingrained these processes. Today, every MTI employee, whether in a manufacturing operation or a staff function, is engaged in applying these tools and processes in eliminating waste. And, the results have been significant, as our sales per employee have improved by more than 25 percent over the last five years. In 2011, our employees held more than 400 Total Productive Maintenance events and 730 kaizen events, which, on average, meant that three continuous improvement events occurred every day somewhere in MTI. Our employees also continued to generate new ideas through a robust suggestion system, which has become an integral part of how we operate. For 2011, our employees generated more than 6,100 ideas, of which 65 percent were implemented. Continuous Improvement has also become a norm of our culture.

Our Expense Reduction Lead Team, with the aid of Lean principles, has been at the forefront of finding ways—often through the employee suggestion system—to eliminate or reduce expenses. Since 2006, we have been able to reduce SG&A from 12.9 percent to 10.7 percent of revenue, and total overhead, which includes plant administrative expenses, has been reduced by $40 million, or 20 percent.

Establishing the fourth pillar—revitalizing MTI's new product pipeline—has been guided by the company's Technology Lead Team. In 2006, this team, which is comprised of senior scientists and business leaders across the company, was faced with an R&D pipeline that was nearly dry. The team instituted a new product development process that since 2006 has generated more than 300 new ideas, of which 24 were moved to the commercialization stage.

We have made great strides in moving Minerals Technologies to a higher level of performance through these initiatives and the execution of our growth strategies. The company today has a solid platform for both continued performance improvement and global growth.

Another avenue of growth we have been aggressively pursuing is through Mergers and Acquisitions, enabled by a strong cash position of $400 million. Although our efforts have yet to come to fruition, we remain very active in seeking out minerals-based companies with technology capabilities where we can leverage our core competencies of fine particle technology and crystal engineering. Some of the areas we are looking at include the energy, environmental and consumer sectors, which would provide less cyclical exposure than our present end markets of paper, steel, construction and automotive.

Organic Growth Potential

	2010			**2015 Targets**
Revenue	**$1.0B**	**7.0-8.5% CAGR**	>	**$1.4B-$1.5B**
Operating Margin	**10%**	**40 bps/yr**	>	**12%**
EBITDA%	**16%**	**40 bps/yr**	>	**18%**
ROC	**8.3%**	**75 bps/yr**	>	**12%+**

We will continue, as we did in 2011, to take a balanced approach in our use of cash. That includes funding organic growth opportunities, especially with the Paper PCC business through new satellites or penetration of new products, repurchasing shares on an opportunistic basis, and, of course, fulfillment of our acquisition strategy.

A little more than a year ago, we outlined our 2015 strategic objectives for MTI's organic growth. Those objectives included increasing sales to the range of $1.4 to $1.5 billion, which represents an 8 percent annual increase; improving our operating margins by 20 percent; and bringing our Return on Capital to 12 percent.

Looking at 2012, we see stability in our end markets in most of the world, except Europe, which is a concern. We will continue to execute our growth strategies of geographic expansion and introduction of innovative new products as well as aggressively pursue our acquisition strategy. With our strong growth in Asia, our new products, strong leadership, sustained focus on our customers and active employee engagement, we look forward to continuing on our growth track and building shareholder value.



Joseph C. Muscari
Chairman & Chief Executive Officer



"We will continue, as we did in 2011, to take a balanced approach in our use of cash."

PAPER PCC

MTI Signs Five New Satellite PCC Contracts in 2011

Geographic expansion throughout the promising Asian market was one of the company's key strategies in 2011–one that was well executed with five new agreements to build satellite PCC plants. That is the most satellite contracts signed in more than 10 years.



MTI began operations at two Indian satellites and one U.S. facility, while also seeing the first revenues from its investment in expansions at three others. With these agreements in place, MTI has now signed contracts for nine new satellite PCC plants as well as four expansions in the last two-plus years. These facilities will keep MTI's growth in Paper PCC on track despite continuing dislocations in the mature markets of Europe and North America, where uncoated wood-free paper production lolls at some 20 percent below pre-recession levels.

The various new satellites and expansions represent a combined additional capacity of 160,000 tons of PCC. In 2012, the company expects to begin operations at three more facilities with an aggregate annual capacity of another 151,000 tons.

New Contracts

Bashundhara Paper Mills Limited, Bangladesh: Minerals Technologies will build and operate a satellite for Bashundhara Paper Mills Limited at the paper company's mill in Meghnaghat. The plant will produce about 30,000 tons of PCC a year and is expected to come on-stream in the third quarter of 2013.

Double A (1991) Public Company Ltd., Thailand: MTI will build a second satellite sited at Double A's mill in Tha Toom. This new PCC plant will support the addition of a third paper machine to the Tha Toom paper mill by supplying approximately 80,000 tons of PCC a year. It should be operational in the third quarter of 2012.

Double A exports its premium copy paper to more than 100 nations and is a world leader in environmentally friendly pulp and paper production. MTI's relationship with this prestigious papermaker dates to 1996.

JK Paper Limited, India: MTI will construct a satellite for JK Paper's largest mill, located near Rayagada in the state of Odisha, India. JK Paper is a key component of the JK Group, one of India's well-respected business brands. With fiscal 2010 net sales of $248.6 million (U.S.), JK is a premier producer of branded printing and writing paper and has embarked on a $360 million expansion and modernization plan for the Rayagada mill. Over the next several years, JK intends to install a 165,000 ton-per-year paper machine along with a new pulp mill and boiler. The MTI satellite plant will support the mill by producing an expected annual output of PCC in excess of 46,000 tons. "We are proud to have been selected by JK Paper to effectively partner with them in the largest expansion in that company's history," says D.J. Monagle, Senior Vice President and Managing Director, Paper PCC.

ABC Paper Limited, India:

MTI signed an agreement with ABC Paper to build a satellite at ABC's integrated pulp and paper mill at Saila Khurd, in the northern state of Punjab. ABC Paper Limited is a Mumbai stock exchange-listed company with a three-decade history of papermaking in India. The MTI plant will produce about 25,000 tons of PCC a year and is expected to be operational in the third quarter of 2012. ABC Paper enjoys a strong customer base across India for of its range of writing and printing papers. Its brands include ABC Gold, ABC Sapphire, Pearl White and Blue Diamond. In 2010, ABC completed a multi-year expansion project that more than doubled its papermaking output.

West Coast Paper Mills, India:

MTI contracted for (and completed) a satellite at West Coast Paper Mills' flagship pulp and paper mill at Dandeli, India—in the western state of Karnataka. The plant, slotted to produce about 35,000 tons of PCC, was already up and running at the end of 2011. West Coast, one of India's largest papermakers recently completed the most ambitious expansion project in its history.

Revolutionizing the Way Paper is Made Since 1986

MTI originated the satellite concept for on-site manufacturing and delivery of PCC more than a quarter century ago and in the intervening years has used that innovation not just as a platform for growth, but also for revolutionizing papermaking. Today the company operates or has under construction 56 satellite PCC plants worldwide.

For MTI, 2011 was a milestone year in the validation and commercialization of its game-changing high-filler technologies marketed under the FulFill™ umbrella.



"We continue to validate our unique capability to bring the PCC value equation to areas that aren't familiar with PCC," says Monagle. "And, our new technologies are providing additional leverage in executing our strategy of geographic expansion."

The FulFill™ Portfolio of New Technologies Gains Traction in 2011

For MTI, 2011 was a milestone year in the validation and commercialization of its game-changing high-filler technologies marketed under the FulFill™ umbrella. The FulFill™ brand is a portfolio of four distinct technologies offering papermakers an array of flexible solutions that cut their manufacturing costs by allowing them to replace costly fiber with greater amounts of PCC. Depending on paper grades and the specific FulFill™ formulation, the volume of PCC increase may range from 15 to 50 percent.

In 2011, four Asian paper mills, all running uncoated wood-free papers, adopted the workhorse of the FulFill™ family, FulFill™ E-325, introduced in late 2010. The very first commercial customer demonstrated the ability to successfully increase filler levels by at least 3 points, or approximately 20 percent. "We closed the year with 24 active engagements of FulFill™ products worldwide," says D.J. Monagle. "Of those 24, we have installed the equipment required to run FulFill™ on a commercial scale at 13 paper mills. The growing acceptance of FulFill™, which is custom-tailored to the individual needs and operational parameters of the papermaker, confirms the value of this new technology and also validates the real-world impact of MTI's investment in R&D."

In addition to this commercial accomplishment, MTI continues to make technical progress across the spectrum of FulFill™ products. "The FulFill™ brand will be augmented further with other technologies now in development," says Monagle. "Each of these new approaches has the potential to significantly increase consumption of our PCC."

The Fulfill™ series breaks down as follows:

FulFill™ A offers subtle modifications in PCC size, shape, or application methods, delivering 1 or 2 points of additional filler while maintaining or improving paper quality. The company considers it is an ideal product differentiator for smaller local paper manufacturers.

FulFill™ E is engineered to deliver 3 to 5 points of added PCC volume. FulFill™ E-325 incorporates a unique chemical additive of which SMI is the exclusive global licensee.

FulFill™ V has demonstrated the potential to produce acceptable paper at PCC levels up to 9 points higher. Late 2011 saw the commercial release of FulFill™ V-426, a product being marketed under a distribution agreement for Nalco's FillerTEK® technology.

FulFill™ F, our filler-fiber composite program, has been rolled into the FulFill™ platform as FulFill™ F, and remains under discussion with a European customer. This is a watershed technology that could potentially augur a doubling in the amount of PCC in paper: from a current average of 15 to 18 percent to over 30 percent. The FulFill™ F series also shows promise for combination use with other technologies in the FulFill™ platform.

The FulFill™ products already in roll-out, FulFill™ E and FulFill™ V, typically allow the papermaker to save between $5 and $25 per paper ton.

The excellent versatility of the FulFill™ line is a major vehicle to enlarging the company's Asian footprint. The trial-to-commercialization process has moved briskly in Asia, where papermakers tend to embrace a concept rapidly, then are somewhat more deliberate about building the technology fully into their manufacturing plants. "Although the validation period in North America and Europe unfolds more slowly," says Monagle, "we are encouraged that those papermakers are willing to work with us on faster proliferation across their grade structure." The takeaway: Once North American and European papermakers accept the technology, MTI expects them to integrate it into their manufacturing plants more quickly.

At full commercialization, the FulFill™ brand will provide a profitability boost, enabling MTI to supply papermakers with higher filler percentages of a higher-margin product. Monagle describes the obvious synergy of the FulFill™ value proposition: "If papermakers currently use 20 percent of our filler, with the switch to the appropriate FulFill™ product, they don't have to sell more paper to use more of our product. Their costs go down while our revenues go up."

All told, MTI expects the FulFill™ portfolio to yield in excess of $200 million in revenue within four years.





New Satellite PCC Plants On-Stream in 2011

In addition to the new satellite for West Coast Paper, which was announced and completed in 2011, the following new plants or expansions began contributing to the Minerals Technologies revenue stream during 2011.

Ballarpur Industries Limited (BILT), India: The facility for Ballarpur Industries Limited's Sewa Unit at Gaganapur in the state of Orissa, India, initially will produce 15,000 tons of PCC per year and supply the paper-filling needs of the Sewa paper mill. Minerals Technologies also provides PCC to BILT's Ballarshah unit in the state of Maharashtra, India, as well as to its paper mill in Sipitang, Malaysia. BILT, part of the $4 billion Avantha Group, is India's largest manufacturer and exporter of paper. BILT's total paper sales for the most recent year exceeded 700,000 metric tons.

"We look forward to building a long and mutually rewarding relationship with this excellent paper company," says D.J. Monagle.

NewPage Corporation, Minnesota, United States: MTI began supplying up to 70,000 annual tons of PCC for filling supercalendered paper at the Duluth paper mill. The plant is capable of producing MTI's latest products with enhancements specifically designed for premium groundwood printing and writing grades. MTI also provides PCC to NewPage from satellite PCC plants at the paper company's paper mills in Wisconsin Rapids, Wisconsin, and Wickliffe, Kentucky.

P. H. Glatfelter Company, Chillicothe, OH: MTI added 10,000 tons of capacity for the global supplier of quality printing papers.

Double A (1991) Public Company Ltd., Thailand: MTI completed an expansion at its existing satellite plant at the Tha Toom mill, increasing capacity by 20,000 tons to 70,000 metric tons. This expansion is in addition to the announcement of MTI's second satellite for Double A.

International Paper Company, Luiz Antonio, Brazil: A second strategically important expansion took place at the Brazilian facility. "We did a lot of work to shore up our business relationships across Brazil, where we're on very long-term contracts that give us a basis for deploying new technologies regionally," says Monagle.

MINTEQ

A Collective Sense of Urgency



On the surface, the numbers seem to tell the story: Minteq International Inc., MTI's Refractory Segment, reported record operating income of $32.6 million, up 15 percent from the prior year's $28.3 million–notably including a 58 percent year-to-year improvement in operating income for the fourth quarter of 2011. Minteq's sales increased 9 percent in 2011 to $369 million. Breaking down the total, sales of refractory products increased 9 percent to $287.4 million from $264.5 million in the prior year, and sales of metallurgical products increased 12 percent to $81.4 million from 2010's $72.9 million. Of equal significance, Minteq posted its record earnings despite steel makers operating overall at a rate that remained about 15 percent below the first-half of 2008.

A major factor in that improvement was an unwavering focus on productivity and cost containment. In recent years, the Refractories unit too often has been overly exposed to wildly escalating magnesium oxide (MgO) prices. Minteq focused on diversifying its sourcing, thus reducing its dependency on Chinese mines.

European operations now rely heavily on MgO from Turkey, while other non-Chinese suppliers are being introduced to Minteq's North-American business.

This diversification was quite effective at stabilizing Minteq's supply chain, especially in the second half of 2011. "We continue to work hard to qualify alternative sources," says Han Schut, Vice President and Managing Director, Minteq International.

Minteq also benefitted from improved pricing but was able to provide customers with alternative solutions to minimize the impact. This was done through the offering of both alternative formulations and recycled brick-based monolithic refractory products.

Minteq's positive results were a result of its success at executing a revamped and ambitious pricing strategy: "It centers on the process we put in place and the sense of urgency to execute on a timely basis," explains Schut. "We needed to narrow the gap between materials costs increases and price recovery, which had plagued Minteq in recent years. The sales force understood that this had to be done—without delay. If you believe in your value proposition you can make it happen."

The belief in Minteq's value proposition flows naturally from a redoubled commitment to the principle that Refractory's marketing strategy should be driven by margin rather than sheer volume. Minteq is in the business of providing refractories and technologies that lower total refractory costs and offer incremental production time to the customer. By keeping the steel-maker's furnaces and ladles running longer and safer, Minteq significantly minimizes equipment downtime versus other alternatives steel makers have for servicing and repairing their steel vessels.

Minteq in 2011 also displayed a sense of urgency about optimizing its business system wide. The Refractories division acquired Turkish operations in 2006 that posted losses in 2010, and those same operations finished at break-even in 2011 through a program to increase sales margins. Aside from the aforementioned measures, the Turkish plants benefitted from an ambitious recycling program that enabled those plants to lower their cost base while delivering excellent performance.

Gunning for Market Share

Minteq's Ferrotron LaCam® laser measurement system line of products sets the standard for steel-making maintenance. LaCam® has earned MTI a position of industry leadership in the safe, remote measurement of refractory linings and computer modeling that ranges from simple graphics to a virtual walk-through of 3D images. These real-time data allow for better decision making about refractory application, guaranteeing steel makers a safer operation, less downtime and substantially improved cost-effectiveness. For reasons of safety, as well as productivity, an increasing number of managers in the steel industry will not operate without a LaCam® laser system.

Even so, Minteq broke new ground in 2011 by engineering and supporting its first Scantrol® System installation for Basic Oxygen Furnaces (BOFs), which integrates LaCam® with the refractory-gunning equipment in a seamless, fully automated process.

"This project, for a Russian steel maker, represented the first time that the shooter is directly controlled by the laser readings," explains Han Schut. "We've done similar installations in Electric Arc Furnace (EAF) environments, but this was a genuine first for BOF vessels."

This innovation validates Minteq's philosophy of market penetration by serving as an engine of change in the industries MTI serves. "After this installation the client immediately requested a quotation for its sister company," says Schut.

In addition to embodying the marriage of two leading-edge technologies, the Russian project represented an unprecedented marshaling of MTI's international resources. This project was sold by ASMAS, the company's unit in Turkey, with technical input from German engineers, while the training of the end-users was supported by steel mill service workers from the UK and the U.S. "Both literally and figuratively we've come a long way," says Schut, "with U.S. workers traveling to the Urals to spread the newest technology and teach local MTI mill personnel the finer points of BOF gunning."

Minteq also released the LaCam®-Torpedo measuring system, a revolutionary way to measure refractory lining thickness in hot torpedo ladles, which are used to transport liquid iron from a blast furnace to the steel plant via rail.

This new development allows steel makers to measure refractory-lining thickness in hot torpedo ladle cars in less than three minutes, reducing the need to cool down the vessel for up to two days before a manual inspection of the torpedo ladle can be done. This measuring system can provide steel makers with improved safety, increased ladle availability and capacity, extended refractory life and cost savings in energy, material and the maintenance of hot torpedo ladles.

Challenges clearly lie ahead. New commercial construction remains depressed while the automotive industry continues its gradual recovery (although Minteq did see some growth in North America). Europe's widely publicized economic malaise has produced significant steel overcapacity, with customers scaling back operations to prop up prices. Although a number of European steel operations are down double-digit as 2012 opens, Schut sees this as a bottoming out, and the company expects improvement by the second half of 2012.

India is a major growth area in both refractory materials and especially metallurgical wire, which is used to remove impurities from the steel. In 2011 Minteq introduced its 9mm low-reactive solid core calcium wire to address the reactivity problem that can result from the use of surface fed wire in specific steel-making environments.

Through its emphasis on best practices, Minteq established itself as a strategic BOF supplier to a major steel maker in India. "We were able to increase the average furnace life from 2,800 heats to nearly 6,000 heats a year by applying the best practices we developed in the sister companies in the Netherlands and the UK" says Schut, "We were awarded the status of strategic supplier based on the impact we made on their operations. That's how we like to operate. Winning with technology and our people."



Minteq is in the business of providing refractories and technologies that lower total refractory costs and offer incremental production time to the customer.



LaCam®-Torpedo laser measurement system

PERFORMANCE MINERALS

The Safe Path to Success



Even though a line item for safety cannot be found in the traditional corporate Profit and Loss statement, MTI's Performance Minerals' safety achievement in 2011 provides insight into how making safety an integral part of its attack on waste and inefficiency yields financial success.

From the standpoint of lost-workday injuries, Performance Minerals posted its best performance in MTI history: just one lost-time accident. Doug Mayger, Senior Vice President, Performance Minerals and Supply Chain, attributes that achievement to teamwork combined with a culture of mutual reliance: "There's not one employee who doesn't see it as his or her job to stop an unsafe act from occurring."

R3, or Residual Risk Reduction, a process to proactively assess risk, is integral to company-wide continuous improvement events and a key to sustainable growth. This mindset doesn't exist in a vacuum, however, as it is a part of the universal emphasis on operational excellence that pays wider dividends. A case in point is Performance Minerals' Adams, Massachusetts, plant, which conducted 13 kaizen events that addressed 140 safety items—but also uncovered 81 quality and many productivity improvements.

Attention paid to internal risk inevitably trims the company's exposure to external risk, which in turn translates to customer retention as well as expansion of market share among customers whose previous suppliers were less rigorous about Quality Control.

This is especially true in consumer applications. Specialty PCC products from Adams and the company's Lifford operation near Birmingham, United Kingdom, is specified into baby formula in the U.S. as well as across Asia. Adams materials also appear in chewing gum, whereas Lifford's output supports different pharmaceutical products. "Quality Control must be the top priority when you sell these types of high purity mineral products that are directly ingested by consumers, compared to industrial products that may be used in construction related products," says Mayger.

A compelling study in contrasts drives home the importance of product purity and consistency. Adams provides calcium carbonate for a well-known over-the-counter antacid producer while a competitor supplies calcium carbonate for another antacid that was subject to a recall of more than 13 million packages during 2011. The result was that Adams sold 25 percent more Specialty PCC into this application in 2011.

Lessons learned via Performance Minerals' kaizen events have resulted in quicker product changeovers and have even expedited entire plant expansions. Lifford began 2011 in a sold-out condition requiring the company to undertake an expansion. The Lifford team managed to bring the project on-line three months sooner than its original fourth quarter of 2011 target. The expansion represented $600,000 in operating income, half of that resulting directly from the early completion date.

Performance Minerals' 2011 metrics write the obvious ending here. The division achieved a 6.6 percent productivity improvement year-over year, representing $1.7 million in incremental operating income. The business unit also continued its progress in reducing total fixed expenses to 14.4 percent of revenue. For all of these reasons, Performance Minerals boasted the best return on capital in the MTI system for 2011, as well as the best safety record.

The Most Powerful Voice

There may be no better validation of MTI's "voice of the customer" philosophy than the business unit's recent strides in the area of paints, coatings and packaging applications.

"Our inroads here are built on taking what the customer needs back to the plant and, through our applications R&D, engineering a new way of meeting that customized need," says Doug Mayger. "In essence, we work hard to partner with our customers."

One notable success story among many: By manipulating the calcium carbonate particle size distribution to promote faster heating of stone granules, Performance Minerals provided a roofing line manufacturer significant savings in heating costs. Performance Minerals reaps added revenue while the customer recovers the savings. In today's increasingly "green" business environment, the ability to deliver a markedly lower energy profile creates a competitive barrier that other suppliers have difficulty crossing.

This versatility allows Performance Minerals to be aggressively opportunistic amid fast-developing and changing marketplace conditions. Mayger illustrates: "A customer may say, 'There are too many small non-value-added particles in this product, and if we could take those particles out we could use more higher value-added GCC and less resin.' And because the majority of cost is in the resin, the ability to solve that problem results in a profitable synergy."





This versatility allows Performance Minerals to be aggressively opportunistic amid fast-developing and changing marketplace conditions.

Of course, in making their customer-specific refinements, Performance Minerals engineers work from a palate of exciting products, and there was no shortage of those introduced in 2011. The company unveiled two new Optibloc® formulations: Optibloc® 8 and Optibloc® 325, talc-based antiblocking products for film and bag applications. These products are designed for high-clarity film applications such as food packaging and clear grocery bags. Optibloc® 8 and Optibloc® 325 offer superior antiblocking efficiency. They reduce static and film-to-film contact, thereby also reducing the tendency of film layers to stick together. Consumers can more easily separate plastic grocery bags at the store or open individual bags later at home. Further, these high-clarity, low-haze products afford sufficient translucence for consumers to see purchases like meats and vegetables through the film. Together, they represent the next generation of MTI's patented Optibloc® product line, utilized globally in polyethylene films.

In 2011, the division also announced the launch of a new line of low oil-absorption (LOA) talc products, Talcron® LOA, for use in such applications as architectural and traffic paints, primers and industrial coatings. Products in this series are offered in a wide array of particle sizes, offer excellent scrub resistance and rheology control, and contribute to enhanced weatherability.

Additionally, the outlook for Performance Minerals' sales for automotive applications improved in concert with that industry's slow recovery. Increased talc sales to major industrial auto ceramic manufacturers and Specialty PCC automotive sealant accounts have helped drive business unit performance. Performance Minerals' talc is also integral to the manufacture of today's more durable, highly textured and esthetically pleasing dashboards and automotive interiors.

Performance Minerals will continue to expand and diversify its product menu in anticipation with continuously changing marketplace needs in 2012.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11430

MINERALS TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**25-1190717** (I.R.S. Employer Identification Number)
622 Third Avenue **38th Floor** **New York, New York** (Address of principal executive office)	**10017-6707** (Zip Code)

(212) 878-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non- accelerated Filer [ ] Smaller Reporting Company [ ]
(Do not check if smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the closing price at which the stock was sold as of June 30, 2011, was approximately $1.2 billion. Solely for the purposes of this calculation, shares of common stock held by officers, directors and beneficial owners of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 10, 2012, the Registrant had outstanding 17,729,834 shares of common stock, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2012 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K.

MINERALS TECHNOLOGIES INC.
2011 FORM 10-K ANNUAL REPORT
Table of Contents

PART I

Item 1. Business

Minerals Technologies Inc. (the "Company") is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and supporting systems and services. The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells the synthetic mineral product precipitated calcium carbonate ("PCC") and processed mineral product quicklime ("lime"), and mines mineral ores then processes and sells natural mineral products, primarily limestone and talc. This segment's products are used principally in the paper, building materials, paint and coatings, glass, ceramic, polymer, food, automotive and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory materials and specialty products, services and application and measurement equipment, and calcium metal and metallurgical wire products. Refractories segment products are primarily used in high-temperature applications in the steel, non-ferrous metal and glass industries.

The Company maintains a research and development focus. The Company's research and development capability for developing and introducing technologically advanced new products has enabled the Company to anticipate and satisfy changing customer requirements, creating market opportunities through new product development and product application innovations.

Specialty Minerals Segment

PCC Products and Markets

The Company's PCC product line net sales were $560.6 million, $554.6 million and $534.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company's sales of PCC have been, and are expected to continue to be, made primarily to the printing and writing papers segment of the paper industry. The Company also produces PCC for sale to companies in the polymer, food and pharmaceutical industries.

PCC Products - Paper

In the paper industry, the Company's PCC is used:

- As a filler in the production of coated and uncoated wood-free printing and writing papers, such as office papers;
- As a filler for coated and uncoated groundwood (wood-containing) paper such as magazine and catalog papers; and
- As a coating pigment for both wood-free and groundwood papers.

The Company's Paper PCC product line net sales were $497.0 million, $496.6 million and $484.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Approximately 47% of the Company's sales consist of PCC sold to papermakers from "satellite" PCC plants. A satellite PCC plant is a PCC manufacturing facility located near a paper mill, thereby eliminating costs of transporting PCC from remote production sites to the paper mill. The Company believes the competitive advantages offered by improved economics and superior optical characteristics of paper produced with PCC manufactured by the Company's satellite PCC plants resulted in substantial growth in the number of the Company's satellite PCC plants since the first such plant was built in 1986. For information with respect to the locations of the Company's PCC plants as of December 31, 2011, see Item 2, "Properties," below.

The Company currently manufactures several customized PCC product forms using proprietary processes. Each product form is designed to provide optimum balance of paper properties including brightness, opacity, bulk, strength and improved printability. The Company's research and development and technical service staffs focus on expanding sales from its existing and potential new satellite PCC plants as well as developing new technologies for new applications. These technologies include, among others, acid-tolerant ("AT®") PCC, which allows PCC to be introduced to the large wood-containing segment of the printing and writing paper market, OPACARB® PCC, a family of products for paper coating, and our recently launched Fulfill™ family of products, a system of high-filler technologies that offers papermakers a variety of efficient, flexible solutions which decrease dependency on natural fibers.

The Company owns, staffs, operates and maintains all of its satellite PCC facilities, and owns or licenses the related technology. Generally, the Company and its paper mill customers enter into long-term evergreen agreements, initially ten years in length, pursuant to which the Company supplies substantially all of the customer's precipitated calcium carbonate filler requirements. The Company is generally permitted to sell to third-parties PCC produced at a satellite plant in excess of the host paper mill's requirement.

The Company also sells a range of PCC products to paper manufacturers from production sites not associated with paper mills. These merchant facilities are located at Adams, Massachusetts; Birmingham, England; and Walsum, Germany.

PCC Markets - Paper

Uncoated Wood-Free Printing and Writing Papers – North America. Beginning in the mid-1980's, as a result of a concentrated research and development effort, the Company's satellite PCC plants facilitated the conversion of a substantial percentage of North American uncoated wood-free printing and writing paper producers to lower-cost alkaline papermaking technology. The Company estimates that during 2011, more than 90% of North American uncoated wood-free paper was produced employing alkaline technology. Presently, the Company owns and operates 17 commercial satellite PCC plants located at paper mills that produce uncoated wood-free printing and writing papers in North America.

Uncoated Wood-Free Printing and Writing Papers – Outside North America. The Company estimates the amount of uncoated wood-free printing and writing papers produced outside of North America at facilities that can be served by satellite and merchant PCC plants is more than twice as large (measured in tons of paper produced) as the North American uncoated wood-free paper market currently served by the Company. The Company believes that the superior brightness, opacity and bulking characteristics offered by its PCC products allow it to compete with suppliers of ground limestone and other filler products outside of North America. Presently, the Company owns and operates 21 commercial satellite PCC plants located at paper mills that produce uncoated wood-free printing and writing papers outside of North America.

Uncoated Groundwood Paper. The uncoated groundwood paper market, including newsprint, represents approximately 20% of worldwide paper production. Paper mills producing wood-containing paper still generally employ acid papermaking technology. The conversion to alkaline technology by these mills has been hampered by the tendency of wood-containing papers to darken in an alkaline environment. The Company has developed proprietary application technology for the manufacture of high-quality groundwood paper in an acidic environment using PCC (AT® PCC). Furthermore, as groundwood or wood-containing paper mills use larger quantities of recycled fiber, there is a trend toward the use of neutral papermaking technology in this segment for which the Company presently supplies traditional PCC chemistries. The Company now supplies PCC at about 11 groundwood paper mills around the world and licenses its technology to a ground calcium carbonate producer to help accelerate the conversion from acid to alkaline papermaking.

Coated Paper. The Company continues to pursue satellite PCC opportunities in coated paper markets where our products provide unique performance and/or cost reduction benefits to papermakers and printers. Our Opacarb product line is designed to create value to the papermaker and can be used alone or in combination with other coating pigments. PCC coating products are produced at 8 of the Company's PCC plants worldwide.

Specialty PCC Products and Markets

The Company also produces and sells a full range of dry PCC products on a merchant basis for non-paper applications. The Company's Specialty PCC product line net sales were $63.6 million, $58.0 million and $50.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company sells surface-treated and untreated grades of PCC to the polymer industry for use in automotive and construction applications, and to the adhesives and printing inks industries. The Company's PCC is also used by the food and pharmaceutical industries as a source of bio-available calcium in tablets and food applications, as a buffering agent in tablets, and as a mild abrasive in toothpaste. The Company produces PCC for specialty applications from production sites at Adams, Massachusetts and Birmingham, England.

Processed Minerals - Products and Markets

The Company mines and processes natural mineral products, primarily limestone and talc. The Company also manufactures lime, a limestone-based product. The Company's net sales of processed mineral products were $115.5 million, $110.4 million and $93.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Net sales of talc products were $46.9 million, $44.0 million and $32.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. Net sales of ground calcium carbonate ("GCC") products, which are principally lime and limestone, were $68.6 million, $66.4 million and $61.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company mines and processes GCC products at its reserves in the eastern and western parts of the United States. GCC is used and sold in the construction, automotive and consumer markets.

Lime produced at the Company's Adams, Massachusetts, and Lifford, United Kingdom, facilities is used primarily as a raw material for the manufacture of PCC at these sites and at some satellite PCC plants, and is sold commercially to various chemical and other industries.

The Company mines, beneficiates and processes talc at its Barretts site, located near Dillon, Montana. Talc is sold worldwide in finely ground form for ceramic applications and in North America for paint and coatings and polymer applications. Because of the exceptional chemical purity of the Barretts ore, a significant portion of worldwide automotive catalytic converter ceramic substrates contain the Company's Barretts talc.

The Company's natural mineral products are supported by the Company's limestone reserves located in the western and eastern parts of the United States, and talc reserves located in Montana. The Company estimates these reserves, at current usage levels, to be in excess of 30 years at its limestone production facilities and in excess of 20 years at its talc production facility. See Item 2, "Properties," for more information with respect to those facilities.

Our high quality limestone, dolomitic limestone, and talc products are defined primarily by the chemistry and color characteristics of the ore bodies. Ore samples are analyzed by x-ray fluorescence (XRF) and other techniques to determine purity and more generally by Hunter brightness measurement to determine dry brightness and the Hunter yellowness (b) value. We serve multiple markets from each of our operations, each of which has different requirements relating to a combination of chemical and physical properties.

Refractories Segment

Refractory Products and Markets

Refractories Products

The Company offers a broad range of monolithic and pre-cast refractory products and related systems and services. The Company's Refractory segment net sales were $368.8 million, $337.4 million and $278.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Refractory product sales are often supported by Company-supplied proprietary application equipment and on-site technical service support. The Company's proprietary application equipment is used to apply refractory materials to the walls of steel-making furnaces and other high temperature vessels to maintain and extend their useful life. Net sales of refractory products, including those for non-ferrous applications, were $287.4 million, $264.5 million and $225.4 million for the years ended December 31, 2011, 2010 and 2009. The Company's proprietary application system, such as its MINSCAN®, allow for remote-controlled application of the Company's refractory products in steel-making furnaces, as well as in steel ladles and blast furnaces. Since the steel-making industry is characterized by intense price competition, which results in a continuing emphasis on increased productivity, these application systems and the technologically advanced refractory materials developed in the Company's research laboratories have been well accepted by the Company's customers. These products allow steel makers to improve their performance through, among other things, the application of monolithic refractories to furnace linings while the furnace is at operating temperature, thereby eliminating the need for furnace cool-down periods and steel-production interruption. The result is a lower overall cost for steel produced by steel makers.

The Company's experienced technical service staff and advanced application equipment provide customers assurance that they will achieve their desired productivity objectives. The Company's technicians are also able to conduct laser measurement of refractory wear, sometimes in conjunction with robotic application tools, to improve refractory performance at many customer locations. The Company believes that these services, together with its refractory product offerings, provide it with a strategic marketing advantage.

Over the past several years the Refractories segment has continued to reformulate its products and application technology to maintain its competitive advantage in the market place. Some of the new products the Company has introduced in the past few years include:

- HOTCRETE®: High durability shotcrete products for applications at high temperatures in ferrous applications such as steel ladles, electric arc furnaces (EAF) and basic oxygen furnaces (BOF) furnaces;
- FASTFIRE®: High durability castable and shotcrete products in the non-ferrous and ferrous industries with the added benefit of rapid dry-out capabilities;
- OPTIFORM®: A system of products and equipment for the rapid continuous casting of refractories for applications such as steel ladle safety linings;
- ENDURATEQ®: A high durability refractory shape for glass contact applications such as plungers and orifice rings; and
- DECTEQ™: A system for the automatic control of electrical power feeding electrodes used in electric arc steel making furnaces.
- LACAM® Torpedo: A laser scanning system that measures the refractory lining thickness inside a Hot Iron (Torpedo) Ladle. The torpedo ladles transport liquid iron from a blast furnace to the steel plant.

Refractories Markets

The principal market for the Company's refractory products is the steel industry. Management believes that certain trends in the steel industry will provide growth opportunities for the Company. These trends include growth and quality improvements in select geographic regions (e.g., China, Middle East, Eastern Europe and India) the development of improved manufacturing processes such as thin-slab casting, the trend in North America to shift production from integrated mills to electric arc furnaces (mini-mills) and the ever-increasing need for improved productivity and longer lasting refractories.

The Company sells its refractory products in the following markets:

Steel Furnace. The Company sells gunnable monolithic refractory products and application systems to users of basic oxygen furnaces and electric furnaces for application on furnace walls to prolong the life of furnace linings.

Other Iron and Steel. The Company sells monolithic refractory materials and pre-cast refractory shapes for iron and steel ladles, vacuum degassers, continuous casting tundishes, blast furnaces and reheating furnaces. The Company offers a full line of materials to satisfy most continuous casting refractory applications. This full line consists of gunnable materials, refractory shapes and permanent linings.

Industrial Refractory Systems. The Company sells refractory shapes and linings to non-steel refractories consuming industries including glass, cement, aluminum and petrochemicals, power generation and other non-steel industries. The Company also produces a specialized line of carbon composites and pyrolitic graphite primarily sold under the PYROID® trademark, primarily to the aerospace and electronics industries.

Metallurgical Products and Markets

The Company produces a number of other technologically advanced products for the steel industry, including calcium metal, metallurgical wire products and a number of metal treatment specialty products. Net sales of metallurgical products were $81.4 million, $72.9 million and $53.5 million for the years ended December 31, 2011, 2010 and 2009. The Company manufactures calcium metal at its Canaan, Connecticut, facility and purchases calcium in international markets. Calcium metal is used in the manufacture of the Company's PFERROCAL® solid-core calcium wire, and is also sold for use in the manufacture of batteries and magnets. We also manufacture cored wires at our Canaan, Connecticut and Hengelo, Netherlands, manufacturing sites. The Company sells metallurgical wire products and associated wire-injection equipment for use in the production of high-quality steel. These metallurgical wire products are injected into molten steel to improve castability and reduce imperfections. The steel produced is used for high-pressure pipeline and other premium-grade steel applications.

Marketing and Sales

The Company relies principally on its worldwide direct sales force to market its products. The direct sales force is augmented by technical service teams that are familiar with the industries to which the Company markets its products, and by several regional distributors. The Company's sales force works closely with the Company's technical service staff to solve technical and other issues faced by the Company's customers. The Company's technical service staff assists paper producers in ongoing evaluations of the use of PCC for paper coating and filling applications. In the Refractory segment, the Company's technical service personnel advise on the use of refractory materials, and, in many cases pursuant to service agreements, apply the refractory materials to the customers' furnaces and other vessels. Continued use of skilled technical service teams is an important component of the Company's business strategy.

The Company works closely with its customers to ensure that their requirements are satisfied, and it often trains and supports customer personnel in the use of the Company's products. The Company oversees domestic marketing and sales activities from Bethlehem, Pennsylvania, and from regional sales offices in the eastern and western United States. The Company's international marketing and sales efforts are directed from regional centers located in Brussels, Belgium; Sao Jose Dos Campos, Brazil; and Shanghai, China. The Company believes its processed minerals are at regional locations that satisfy the stringent delivery requirements of the industries they serve. The Company also believes that its worldwide network of sales personnel and manufacturing sites facilitates the continued international expansion.

Raw Materials

The Company depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, magnesia and alumina for its Refractory operations, and on having adequate access to ore reserves at its mining operations.

The Company uses lime in the production of PCC and is a significant purchaser of lime worldwide. Generally, lime is purchased under long-term supply contracts from unaffiliated suppliers located in close geographic proximity to the Company's PCC plants. Generally, the lime utilized in our business is readily available from numerous sources, including, to a small extent, from our Adams, Massachusetts facility. Carbon dioxide is readily available in exhaust gas from the host paper mills, or other operations at our merchant facilities.

The principal raw materials used in the Company's monolithic refractory products are refractory-grade magnesia and various forms of alumina silicates. The Company purchases a portion of its magnesia requirements from sources in China. The price and availability of bulk raw materials from China are subject to fluctuations that could affect the Company's sales to its customers. In addition, the volatility of transportation costs have also affected the delivered cost of raw materials imported from China to North America and Europe. The Company has developed alternate sources of magnesia over the past few years that has reduced our reliance on China sourced magnesia. The alumina we utilize in our business is readily available from numerous sources. The Company also purchases calcium metal, calcium silicide, graphite, calcium carbide and various alloys for use in the production of metallurgical wire products and uses lime and aluminum in the production of calcium metal.

Competition

The Company is continually engaged in efforts to develop new products and technologies and refine existing products and technologies in order to remain competitive and to position itself as a market leader.

With respect to its PCC products, the Company competes for sales to the paper industry with other minerals, such as GCC and kaolin, based in large part upon technological know-how, patents and processes that allow the Company to deliver PCC that it believes imparts gloss, brightness, opacity and other properties to paper on an economical basis. The Company is the leading manufacturer and supplier of PCC to the paper industry.

The Company competes in sales of its limestone and talc based primarily upon quality, price, and geographic location.

With respect to the Company's refractory products, competitive conditions vary by geographic region. Competition is based upon the performance characteristics of the product (including strength, consistency and ease of application), price, and the availability of technical support.

Research and Development

Many of the Company's product lines are technologically advanced. Our expertise in inorganic chemistry, crystallography and structural analysis, fine particle technology and other aspects of materials science apply to and support all of our product lines. The Company's business strategy for growth in sales and profitability depends, to a large extent, on the continued success of its research and development activities. Among the significant achievements of the Company's research and development efforts have been: the satellite PCC plant concept; PCC crystal morphologies for paper coating; AT® PCC for wood-containing papers; Fulfill™ high filler technology systems; the development of FASTFIRE® and OPTIFORM® shotcrete refractory products; LACAM® laser-based refractory measurement systems; the MINSCAN® and HOTCRETE® application systems and EMforce® for the Processed Minerals and Specialty PCC product lines.

Under the Fulfill™ platform of products, the Company continues to develop its filler-fiber composite material. The Fulfill™ brand High Filler Technology is a portfolio of high-filler technologies that offers papermakers a variety of efficient, flexible solutions that decreases dependency on natural fiber and reduces costs. The Fulfill™ E-325 series allows papermakers to increase filler loading levels of precipitated calcium carbonate (PCC), which replaces higher cost pulp, and increases PCC usage. Depending on paper grades, this PCC volume increase may range from 15 to 30 percent. The Company continues to progress in the commercialization of Fulfill™ E-325. We have signed agreements with five paper mills and are actively engaged with additional paper mill sites for further Fulfill™ deployment. We continue product development with other products within this platform. The Company is currently in commercial discussions with a company in Europe for FulFill™ F, our most advanced high filler technology.

The Company will also continue to reformulate its refractory materials to be more competitive, and will also continue development of unique calcium carbonates for use in novel biopolymers.

For the years ended December 31, 2011, 2010 and 2009, the Company spent approximately $19.3 million, $19.6 million and $19.9 million, respectively, on research and development. The Company's research and development spending for 2011, 2010 and 2009 was approximately 1.9 %, 2.0% and 2.2% of net sales, respectively.

The Company maintains its primary research facilities in Bethlehem and Easton, Pennsylvania. It also has research and development facilities in China, Finland, Germany, Ireland, Japan and Turkey. Approximately 77 employees worldwide are engaged in research and development. In addition, the Company has access to some of the world's most advanced papermaking and paper coating pilot facilities.

Patents and Trademarks

The Company owns or has the right to use approximately 242 patents and approximately 851 trademarks related to its business. Our patents expire between 2012 and 2030. Our trademarks continue indefinitely. The Company believes that its rights under its existing patents, patent applications and trademarks are of value to its operations, but no one patent, application or trademark is material to the conduct of the Company's business as a whole.

Insurance

The Company maintains liability and property insurance and insurance for business interruption in the event of damage to its production facilities and certain other insurance covering risks associated with its business. The Company believes such insurance is adequate for the operation of its business. There is no assurance that in the future the Company will be able to maintain the coverage currently in place or that the premiums will not increase substantially.

Employees

At December 31, 2011, the Company employed 2,077 persons, of whom 1,028 were employed outside of the United States.

Environmental, Health and Safety Matters

The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the environment and health and safety. Certain of the Company's operations involve and have involved the use and release of substances that have been and are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. The Company believes its operations are in substantial compliance with these laws and regulations and that there are no violations that would have a material effect on the Company. Despite these compliance efforts, some risk of environmental and other damage is inherent in the Company's operations, as it is with other companies engaged in similar businesses, and there can be no assurance that material violations will not occur in the future. The cost of compliance with these laws and regulations is not expected to have a material adverse effect on the Company.

Laws and regulations are subject to change. See Item 1A, Risk Factors, for information regarding the possible effects that compliance with new environmental laws and regulations, including those relating to climate change, may have on our businesses and operating results.

Under the terms of certain agreements entered into in connection with the Company's initial public offering in 1992, Pfizer Inc ("Pfizer") and its wholly-owned subsidiary Quigley Company, Inc. ("Quigley") agreed to indemnify the Company against certain liabilities being retained by Pfizer and its subsidiaries including, but not limited to, pending lawsuits and claims, and any lawsuits or claims brought at any time in the future alleging damages or injury from the use, handling of or exposure to any product sold by Pfizer's specialty minerals business prior to the closing of the initial public offering.

Available Information

The Company maintains an internet website located at http://www.mineralstech.com. Its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as well as its Proxy Statement and filings under Section 16 of the Securities Exchange Act of 1934 are available free of charge through the Investor Relations page of its website, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission ("SEC"). Investors may access these reports through the Company's website by navigating to "Investor Relations" and then to "SEC Filings."

Financial information concerning our business segments and the geographical areas in which we operate appears in the Notes to the Consolidated Financial Statements. Information related to our executive officers is included in Item 10, "Directors, Executive Officers and Corporate Governance."

Item 1A. Risk Factors

Our business faces significant risks. These risks include those described below and may include additional risks and uncertainties not presently known to us. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. These risks should be read in conjunction with the other information in this Annual Report on Form 10-K.

- ***Worldwide general economic, business, and industry conditions have had, and may continue to have, an adverse effect on the Company's results.***

  The global economic instability of the past few years has caused, among other things, declining consumer and business confidence, volatile raw material prices, instability in credit markets, high unemployment, fluctuating interest and exchange rates, and other challenges. The Company's business and operating results have been and may continue to be adversely affected by these global economic conditions. In particular, our operations in Europe continue to be impacted by the uncertain European economy. A currency or financial crisis in Europe could precipitate a significant decline in the European economy, which would likely result in a decrease in demand for our products in Europe. The Company's customers and potential customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As discussed below, the industries we serve, primarily paper, steel, construction and automotive, have been particularly adversely affected by the uncertain global economic climate due to the cyclical nature of their businesses. As a result, existing or potential customers may reduce or delay their growth and investments and their plans to purchase products, and may not be able to fulfill their obligations in a timely fashion. Further, suppliers could experience similar conditions, which could affect their ability to fulfill their obligations to the Company. Adversity within capital markets may impact future return on pension assets, thus resulting in greater future pension costs that impact the company's results. Global economic markets remains uncertain, and there can be no assurance that market conditions will improve in the near future. Future weakness in the global economy could materially and adversely affect our business and operating results.

- ***The Company's operations are subject to the cyclical nature of its customers' businesses and we may not be able to mitigate that risk.***

  The majority of the Company's sales are to customers in industries that have historically been cyclical: paper, steel, construction, and automotive. These industries have been particularly adversely affected by the uncertain global economic climate. Our Refractories segment primarily serves the steel industry. North American and European steel production has continued to improve from 2009, but in 2011 was still approximately 15% below 2008 levels. In the paper industry, which is served by our Paper PCC product line, production levels for printing and writing papers within North America and Europe, our two largest markets remain approximately 15% below 2008 levels. The reduced demand for paper industry products has also caused the paper industry to experience a number of recent bankruptcies and paper mill closures, including among our customers. In addition, our Processed Minerals and Specialty PCC product lines are affected by the domestic building and construction markets and the automotive market. Housing starts in 2011 averaged approximately 607 thousand units, a 4% improvement over 2010. Housing starts were at a peak rate of 2.1 million units in 2005. In the automotive industry, North American car and truck production was up 12% in 2011, but remains well below 2008 levels. Demand for our products is subject to these trends. In addition, these trends could cause our customers to face liquidity issues or bankruptcy, which could deteriorate the aging of our accounts receivable, increase our bad debt exposure and possibly trigger impairment of assets or realignment of our businesses. The Company has taken steps to reduce its exposure to variations in its customers' businesses, including by diversifying its portfolio of products and services; through geographic expansion, and by structuring most of its long-term satellite PCC contracts to provide a degree of protection against declines in the quantity of product purchased, since the price per ton of PCC generally rises as the number of tons purchased declines. In addition, many of the Company's product lines lower its customers' costs of production or increase their productivity, which should encourage them to use its products. However, there can be no assurance that these efforts will mitigate the risks of our dependence on these industries. Continued weakness in the industries we serve has had, and may in the future have, an adverse effect on sales of our products and our results of operations. A continued or renewed economic downturn in one or more of the industries or geographic regions that the Company serves, or in the worldwide economy, could cause actual results of operations to differ materially from historical and expected results.

- ***The Company's results could be adversely affected if it is unable to effectively achieve and implement its growth initiatives.***

  Sales and income growth of the Company depends upon a number of uncertain events, including the outcome of the Company's strategies of increasing its penetration into geographic markets such as the BRIC (Brazil, Russia, India, China) countries and other Asian and Eastern European countries; increasing its penetration into product markets such as the market for papercoating pigments and the market for groundwood paper pigments; increasing sales to existing PCC customers by increasing the amount of PCC used per ton of paper produced; developing, introducing and selling new products such as the Fulfill™ family of products for the paper industry. Difficulties, delays or failure of any of these strategies could affect the future growth rate of the Company. Our strategy also anticipates growth through future acquisitions. However, our ability to identify and consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management's attention from operational matters, and integrate general and administrative services. In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated, and it is also possible that expected synergies from future acquisitions may not materialize. We also may incur costs and divert management attention with regard to potential acquisitions that are never consummated.

- ***The Company's sales of PCC could be adversely affected by our failure to renew or extend long term sales contracts for our satellite operations.***

  The Company's sales of PCC to paper customers are typically pursuant to long-term evergreen agreements, initially ten years in length, with paper mills where the Company operates satellite PCC plants. Sales pursuant to these contracts represent a significant portion of our worldwide Paper PCC sales, which were $497.0 million in 2011, or approximately 47.5% of the Company's net sales. The terms of many of these agreements have been extended or renewed in the past, often in connection with an expansion of the satellite plant. However, failure of a number of the Company's customers to renew or extend existing agreements on terms as favorable to the Company as those currently in effect, or at all, could have a substantial adverse effect on the Company's results of operations, and could also result in impairment of the assets associated with the PCC plant.

- ***The Company's sales could be adversely affected by consolidation in customer industries, principally paper and steel.***

  Several consolidations in the paper industry have taken place in recent years and such consolidation could continue in the future. These consolidations could result in partial or total closure of some paper mills where the Company operates PCC satellites. In 2011, the Company idled its satellite plant in Anjalankoski, Finland, due to the permanent closure of the paper mill, and the Company's satellite plant at Alizay, France, is temporarily closed while the mill's owner seeks to divest it. Such closures would reduce the Company's sales of PCC, except to the extent that they resulted in shifting paper production and associated purchases of PCC to another location served by the Company. Similarly, consolidations have occurred in the steel industry. Such consolidations in the two major industries we serve concentrate purchasing power in the hands of a smaller number of papermakers and steel manufacturers, enabling them to increase pressure on suppliers, such as the Company. This increased pressure could have an adverse effect on the Company's results of operations in the future.

- ***The Company is subject to stringent regulation in the areas of environmental, health and safety, and tax, and may incur unanticipated costs or liabilities arising out of claims for various legal, environmental and tax matters or product stewardship issues.***

The Company's operations are subject to international, federal, state and local governmental environmental, health and safety, tax and other laws and regulations. We have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations. In addition, future events, such as changes to or modifications of interpretations of existing laws and regulations, or enforcement polices, or further investigation or evaluation of the potential environmental impacts of operations or health hazards of certain products, may give rise to additional compliance and other costs that could have a material adverse effect on the Company. State, national, and international governments and agencies have been evaluating climate-related legislation and regulation that would restrict emissions of greenhouse gases in areas in which we conduct business, and some such legislation and regulation have already been enacted or adopted. Enactment of climate-related legislation or adoption of regulation that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations or demand for our products. Our manufacturing processes, particularly the manufacturing process for PCC, use a significant amount of energy and, should energy prices increase as a result of such legislation or regulation, we may not be able to pass these increased costs on to purchasers of our products. We cannot predict if or when currently proposed or additional laws and regulations regarding climate change or other environmental or health and safety concerns will be enacted or adopted. Moreover, changes in tax regulation and international tax treaties could reduce the financial performance of our foreign operations.

The Company is currently a party in various litigation matters and tax and environmental proceedings and faces risks arising from various unasserted litigation matters, including, but not limited to, product liability, patent infringement, antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental torts.. Failure to appropriately manage safety, human health, product liability and environmental risks associated with the Company's products and production processes could adversely impact the Company's employees and other stakeholders, the Company's reputation and its results of operations. Public perception of the risks associated with the Company's products and production processes could impact product acceptance and influence the regulatory environment in which the Company operates. While the Company has procedures and controls to manage these risks, carries liability insurance, which it believes to be appropriate to its businesses, and has provided reserves for current matters, which it believes to be adequate, an unanticipated liability, arising out of a current matter or proceeding or from the other risks described above, could have a material adverse effect on the Company's financial condition or results of operations.

- ***Delays or failures in new product development could adversely affect the Company's operations.***

The Company's future business success will depend in part upon its ability to maintain and enhance its technological capabilities, to respond to changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. The Company is engaged in a continuous effort to develop new products and processes in all of its product lines. Difficulties, delays or failures in the development, testing, production, marketing or sale of such new products could cause actual results of operations to differ materially from our expected results.

- ***The Company's ability to compete is dependent upon its ability to defend its intellectual property against infringement.***

The Company's ability to compete is based in part upon proprietary knowledge, both patented and unpatented. The Company's ability to achieve anticipated results depends in part on its ability to defend its intellectual property against inappropriate disclosure as well as against infringement. In addition, development by the Company's competitors of new products or technologies that are more effective or less expensive than those the Company offers could have a material adverse effect on the Company's financial condition or results of operations.

- ***The Company's operations could be impacted by the increased risks of doing business abroad.***

The Company does business in many areas internationally. Approximately 47% of our sales in 2011 were derived from outside the United States and we have significant production facilities which are located outside of the United States. We are presently concerned about the possibility of recessionary conditions in Europe, from which we derived approximately 30% of our sales in 2011. We have in recent years expanded our operations in emerging markets, and we plan to continue to do so in the future, particularly in China, India, Brazil, and Eastern Europe. Some of our operations are located in areas that have experienced political or economic instability, including Indonesia, Brazil, Thailand, China and South Africa. As the Company expands its operations overseas, it faces increased risks of doing business abroad, including inflation, fluctuation in interest rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors. Adverse developments in any of the areas in which we do business could cause actual results to differ materially from historical and expected results. In addition, a significant portion of our raw material purchases and sales outside the United States are denominated in foreign currencies, and liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. Accordingly, reported sales, net earnings, cash flows and fair values have been and in the future will be affected by changes in foreign currency exchange rates. Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We cannot assure you that we will implement policies and strategies that will be effective in each location where we do business.

- ***The Company's operations are dependent on the availability of raw materials and increases in costs of raw materials or energy could adversely affect our financial results.***

  The Company depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, and magnesia and alumina for its Refractory operations and on having adequate access to ore reserves of appropriate quality at its mining operations. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time, we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms, or at all.

  While most such raw materials are readily available, the Company purchases a portion of its magnesia requirements from sources in China. The price and availability of magnesia have fluctuated in the past and they may fluctuate in the future. Price increases for certain other of our raw materials, as well as increases in energy prices, have also affected our business. Our ability to recover increased costs is uncertain. The Company and its customers will typically negotiate reasonable price adjustments in order to recover a portion of these rapidly escalating costs. While the contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect increases in costs resulting from inflation, there is a time lag before such price adjustments can be implemented. In 2011, increased raw materials affected our Specialty Minerals segment by $13 million while raw material prices affected our Refractories segment by $14 million. These increased raw material costs in both segments were partially offset by price increases.

  We cannot predict whether, and how much, prices for our key raw materials will increase in the future. Changes in the costs or availability of such raw materials, to the extent we cannot recover them in price increases to our customers, could adversely affect the Company's results of operations.

- ***The Company operates in very competitive industries, which could adversely affect our profitability.***

  The Company has many competitors. Some of our principal competitors have greater financial and other resources than we have. Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do. As a result of the competitive environment in the markets in which we operate, we currently face and will continue to face pressure on the sales prices of our products from competitors, which could reduce profit margins.

- ***Production facilities are subject to operating risks and capacity limitations that may adversely affect the Company's financial condition or results of operations.***

  The Company is dependent on the continued operation of its production facilities. Production facilities are subject to hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, and environmental risks. We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies. Further, from time to time, we may experience capacity limitations in our manufacturing operations. In addition, if we are unable to effectively forecast our customers' demand, it could affect our ability to successfully manage operating capacity limitations. These hazards, limitations, disruptions in supply and capacity constraints could adversely affect financial results.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Set forth below is the location of, and the main customer served by, each of the Company's satellite PCC plants in operation as of December 31, 2011. Generally, the land on which each satellite PCC plant is located is leased at a nominal amount by the Company from the host paper mill pursuant to a lease, the term of which generally runs concurrently with the term of the PCC production and sale agreement between the Company and the host paper mill.

Location	Principal Customer
United States	
Alabama, Courtland	International Paper Company
Alabama, Jackson	Boise Inc.
Alabama, Selma	International Paper Company
Arkansas, Ashdown	Domtar Inc.
Florida, Pensacola	Georgia-Pacific Corporation (Koch Industries)
Kentucky, Wickliffe	NewPage Corporation
Louisiana, Port Hudson	Georgia-Pacific Corporation (Koch Industries)
Maine, Jay	Verso Paper Holdings LLC
Maine, Madison	Madison Paper Industries
Michigan, Quinnesec	Verso Paper Holdings LLC
Minnesota, Cloquet	Sappi Ltd.
Minnesota, International Falls	Boise Inc.
New York, Ticonderoga	International Paper Company
Ohio, Chillicothe	P.H. Glatfelter Co.
Ohio, West Carrollton	Appleton Papers Inc.
South Carolina, Eastover	International Paper Company
Washington, Camas	Georgia-Pacific Corporation (Koch Industries)
Washington, Longview	North Pacific Paper Corporation
Washington, Wallula	Boise Inc.
Wisconsin, Kimberly	Appleton Coated
Wisconsin, Park Falls	Flambeau River Papers LLC
Wisconsin, Superior	New Page Corporation
Wisconsin, Wisconsin Rapids	New Page Corporation

Location	Principal Customer
International	
Brazil, Guaiba	Aracruz Celulose S.A.
Brazil, Jacarei	Ahlstrom-VCP Industria de Papeis Especialis Ltda.
Brazil, Luiz Antonio	International Paper do Brasil Ltda.
Brazil, Mucuri	Suzano Papel e Celulose S. A.
Brazil, Suzano	Suzano Papel e Celulose S. A.
Canada, St. Jerome, Quebec	Cascades Fine Papers Group Inc.
Canada, Windsor, Quebec	Domtar Inc.
China, Dagang [1]	Gold East Paper (Jiangsu) Company Ltd.
China, Zhenjiang [1]	Gold East Paper (Jiangsu) Company Ltd.
China, Suzhou[1]	Gold HuaSheng Paper Company Ltd.
Finland, Äänekoski	M-real Corporation
Finland, Anjalankoski[2]	Myllykoski Paper Oy
Finland, Tervakoski	Trierenberg Holding
France, Alizay	M-real Corporation
France, Docelles	UPM Corporation
France, Saillat Sur Vienne	International Paper Company
Germany, Schongau	UPM Corporation
India, Ballarshah[1]	Ballarpur Industries Ltd.
India, Dandeli	West Coast Paper Mill Ltd.
India, Gaganapur[1]	Ballarpur Industries Ltd.
Indonesia, Perawang[1]	PT Indah Kiat Pulp and Paper Corporation
Japan, Shiraoi[1]	Nippon Paper Group Inc.
Malaysia, Sipitang	Ballarpur Industries Ltd.
Mexico, Anahuac	Copamex, S.A. de C.V.
Poland, Kwidzyn	International Paper – Kwidzyn, S.A
Portugal, Figueira da Foz[1]	Soporcel – Sociedade Portuguesa de Papel, S.A.
Slovakia, Ruzomberok	Mondi Business Paper SCP
South Africa, Merebank[1]	Mondi Paper Company Ltd.
Thailand, Namphong	Phoenix Pulp & Paper Public Co. Ltd.
Thailand, Tha Toom[1]	Double A Paper Company Ltd.

[1] These plants are owned through joint ventures.
[2] The Company ceased production at this facility in the fourth quarter of 2011.

The Company also owned and operated at December 31, 2011, 8 plants engaged in the mining, processing and/or production of lime, limestone, precipitated calcium carbonate and talc, as well as owned or leased and operated 18 manufacturing facilities worldwide within the Refractories segment. The Company's corporate headquarters, sales offices, research laboratories, plants and other facilities are owned by the Company except as otherwise noted. Set forth below is certain information relating to the Company's plants and office and research facilities:

Location	Facility	Product Line
United States		
Arizona, Pima County	Plant; Quarry[1]	Limestone
California, Lucerne Valley	Plant; Quarry	Limestone
Connecticut, Canaan	Plant; Quarry	Limestone, Metallurgical Wire/Calcium
Indiana, Portage	Plant	Refractories/Shapes
Louisiana, Baton Rouge	Plant	Monolithic Refractories
Massachusetts, Adams	Plant; Quarry	Limestone, Lime, PCC
Montana, Dillon	Plant; Quarry	Talc
New York, New York	Headquarters[3]	All Company Products
Ohio, Bryan	Plant	Monolithic Refractories
Ohio, Dover	Plant	Monolithic Refractories/Shapes
Pennsylvania, Bethlehem	Administrative Office; Research laboratories; Sales Offices	All Company Products
Pennsylvania, Easton	Administrative Office; Research laboratories; Plant; Sales Offices	All Company Products
Pennsylvania, Slippery Rock	Plant; Sales Offices	Monolithic Refractories/Shapes
Texas, Bay City	Plant	Talc

Location	Facility	Product Line
International		
Australia, Carlingford	Sales Office[2]	Monolithic Refractories
Belgium, Brussels	Sales Office[2]/Administrative Office	Monolithic Refractories/PCC
Brazil, Sao Jose dos Campos	Sales Office[2]/Administrative Office	PCC
Canada, Pt. Claire	Administrative Office	PCC/Monolithic Refractories
China, Shanghai	Administrative Office/Sales Office	PCC/Monolithic Refractories
China, Suzhou	Plant/Sales Office/Research laboratories	PCC/Monolithic Refractories
Finland, Kaarina	Research Laboratory[2]	PCC
Germany, Duisburg	Plant/Sales Office/Research laboratories	Laser Scanning Instrumentation/ Probes/Monolithic Refractories
Germany, Walsum	Plant	PCC
Holland, Hengelo	Plant/Sales Office	Metallurgical Wire
India, Mumbai	Sales Office[2]/Administrative Office	PCC/Monolithic Refractories/ Metallurgical Wire
Ireland, Cork	Plant; Administrative Office[2]/ Research laboratories	Monolithic Refractories
Italy, Brescia	Sales Office	Monolithic Refractories/Shapes
Italy, Nave	Plant	Monolithic Refractories/Shapes
Japan, Gamagori	Plant/Research laboratories	Monolithic Refractories/Shapes, Calcium
Japan, Tokyo	Sales Office	Monolithic Refractories
Singapore	Admin.Sales Office[2]	PCC
Spain, Santander	Administrative Office[2]	Monolithic Refractories
South Africa, Pietermaritzburg	Plant	Monolithic Refractories
South Africa, Johannesburg	Sales Office/Administrative Office[2]	Monolithic Refractories
Turkey, Gebze	Plant/Research Laboratories	Monolithic Refractories/Shapes/ Application Equipment
Turkey, Istanbul	Administrative Office/Sales Office	Monolithic Refractories
Turkey, Kutahya	Plant	Monolithic Refractories/Shapes
United Kingdom, Lifford	Plant	PCC, Lime
United Kingdom, Rotherham	Plant/Sales Office	Monolithic Refractories/Shapes

1 *This plant is leased to another company.*

2 Leased by the Company. The facilities in Cork, Ireland, are operated pursuant to a 99-year lease, the term of which commenced in 1963. The Company's headquarters in New York, New York, are held under a lease which expires in 2021.

The following sets forth, for each of the quarries or mines we own or operate, as set forth above, our current estimate as to the amount of reserves such quarry or mine holds, based on the most recent mine plan, and its usage rate in 2011.

Millions of tons Location	Reserves	2011 Usage
Arizona, Pima County................	8.90	0.10
California, Lucerne Valley.........	48.80	0.84
Connecticut, Canaan	21.35	0.46
Massachusetts, Adams	24.50	0.60
Montana, Dillon	3.74	0.15

The Company believes that its facilities, which are of varying ages and are of different construction types, have been satisfactorily maintained, are in good condition, are suitable for the Company's operations and generally provide sufficient capacity to meet the Company's production requirements. Based on past loss experience, the Company believes it is adequately insured with respect to these assets and for liabilities likely to arise from its operations.

Item 3. Legal Proceedings

Certain of the Company's subsidiaries are among numerous defendants in a number of cases seeking damages for exposure to silica or to asbestos containing materials. The Company currently has 77 pending silica cases and 27 pending asbestos cases. To date, 1,389 silica cases and 8 asbestos cases have been dismissed. One new silica case and one new asbestos case were filed in the fourth quarter of 2011. Most of these claims do not provide adequate information to assess their merits, the likelihood that the Company will be found liable, or the magnitude of such liability, if any. Additional claims of this nature may be made against the Company or its subsidiaries. At this time management anticipates that the amount of the Company's liability, if any, and the cost of defending such claims, will not have a material effect on its financial position or results of operations.

The Company has not settled any silica or asbestos lawsuits to date. We are unable to state an amount or range of amounts claimed in any of the lawsuits because state court pleading practices do not require identifying the amount of the claimed damage. The aggregate cost to the Company for the legal defense of these cases since inception was approximately $0.2 million, the majority of which has been reimbursed by Pfizer Inc pursuant to the terms of certain agreements entered into in connection with the Company's initial public offering in 1992. Our experience has been that the Company is not liable to plaintiffs in any of these lawsuits and the Company does not expect to pay any settlements or jury verdicts in these lawsuits.

Environmental Matters

On April 9, 2003, the Connecticut Department of Environmental Protection issued an administrative consent order relating to our Canaan, Connecticut, plant where both our Refractories segment and Specialty Minerals segment have operations. We agreed to the order, which includes provisions requiring investigation and remediation of contamination associated with historic use of polychlorinated biphenyls ("PCBs") and mercury at a portion of the site. We have completed the required investigations and submitted several reports characterizing the contamination. We are now conducting a site-specific risk assessment required by the regulators.

We believe that the most likely form of overall site remediation will be to leave the existing contamination in place (with some limited soil removal), encapsulate it, and monitor the effectiveness of the encapsulation. We anticipate that a substantial portion of the remediation cost will be borne by the United States based on its involvement at the site from 1942 – 1964, as historic documentation indicates that PCBs and mercury were first used at the facility at a time of U.S. government ownership for production of materials needed by the military. Though the cost of the likely remediation remains uncertain pending completion of the phased remediation decision process, we have estimated that the Company's share of the cost of the encapsulation and limited soil removal described above would approximate $0.4 million, which has been accrued as of December 31, 2011.

The Company is evaluating options for upgrading the wastewater treatment facilities at its Adams, Massachusetts plant. This work has been undertaken pursuant to an administrative Consent Order originally issued by the Massachusetts Department of Environmental Protection ("DEP") on June 18, 2002. This order was amended on June 1, 2009 and on June 2, 2010. The amended Order includes the investigation by January 1, 2022 of options for ensuring that the facility's wastewater treatment ponds will not result in unpermitted discharge to groundwater. Additional requirements of the amendment include the submittal by July 1, 2022 of a plan for closure of a historic lime solids disposal area. Preliminary engineering reviews completed in 2005 indicate that the estimated cost of wastewater treatment upgrades to operate this facility beyond 2024 may be between $6 million and $8 million. The Company estimates that the remaining remediation costs would approximate $0.4 million, which has been accrued as of December 31, 2011.

The Company and its subsidiaries are not party to any other material pending legal proceedings, other than routine litigation incidental to their businesses.

Item 4. Mine Safety Disclosures

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Annual Report on Form 10-K.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "MTX."

Information on market prices and dividends is set forth below:

2011 Quarters	First	Second	Third	Fourth
Market Price Range Per Share of Common Stock				
High	$ 68.73	$ 70.09	$ 68.63	$ 58.00
Low	62.46	63.01	49.27	46.75
Close	68.73	67.66	49.27	56.53
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

2010 Quarters	First	Second	Third	Fourth
Market Price Range Per Share of Common Stock				
High	$ 56.05	$ 59.53	$ 59.68	$ 66.81
Low	46.36	46.90	45.73	56.43
Close	52.30	46.90	58.65	65.41
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	784,986	$ 54.19	838,869
Equity compensation plans not approved by security holders	--	--	--
Total	784,986	$ 54.19	838,869

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program	Dollar Value of Shares That May Yet be Purchased Under the Program
October 3 – October 3	25	$ 48.55	1,278,631	$ --
October 3 – October 30	59,575	$ 50.25	59,575	$ 72,006,308
October 31 – November 27	40	$ 52.69	59,615	$ 72,004,201
November 28 - December 31	--	$ --	59,615	$ 72,004,201
Total	59,640	$ 50.25		

In 2010 the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of shares over a two-year period. This program was completed on October 3, 2011. 1,278,631 shares were repurchased under this program at an average price of approximately $58.66 per share.

In 2011, the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over a two-year period following the completion of the prior program. As of December 31, 2011, 59,615 shares have been repurchased under this program at an average price of approximately $ 50.25 per share.

On January 25, 2012, the Company's Board of Directors declared a regular quarterly dividend on its common stock of $0.05 per share. No dividend will be payable unless declared by the Board and unless funds are legally available for payment thereof.

On February 10, 2012, the last reported sales price on the NYSE was $65.94 per share. As of February 10, 2012, there were approximately 180 holders of record of the common stock.

The following graph compares the cumulative 5-year total return provided shareholders of Minerals Technologies Inc.'s common stock relative to the cumulative total returns of the S&P 500 index, the S&P Midcap 400, the S&P Mid Cap 400 Materials Sector index, and the Dow Jones Industrial Average. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indices on 12/31/2005 and its relative performance is tracked through 12/31/11.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Minerals Technologies Inc., the S&P 500 Index, the S&P Midcap 400 Index, the Dow Jones US Industrials Index, and the S&P MidCap 400 Materials Sector


$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Minerals Technologies Inc.
S&P 500
S&P Midcap 400
Dow Jones US Industrials
S&P MidCap 400 Materials Sector

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/06	12/07	12/08	12/09	12/10	12/11
Minerals Technologies Inc.	**100.00**	**114.23**	**70.00**	**93.69**	**112.92**	**97.92**
S&P 500	**100.00**	**105.49**	**66.46**	**84.05**	**96.71**	**98.75**
S&P Midcap 400	**100.00**	**107.98**	**68.86**	**94.60**	**119.80**	**117.72**
Dow Jones US Industrials	**100.00**	**113.57**	**68.66**	**86.56**	**109.08**	**108.22**
S&P MidCap 400 Materials Sector	**100.00**	**108.87**	**60.86**	**93.87**	**117.25**	**116.57**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

Dollars in Millions, Except Per Share Data

Income Statement Data:	**2011**	**2010**	**2009**	**2008**	**2007**
Net sales	$ 1,044.9	$ 1,002.4	$ 907.3	$ 1,112.2	$ 1,077.7
Cost of goods sold	832.7	793.2	751.5	891.7	845.1
Production margin	212.2	209.2	155.8	220.5	232.6
Marketing and administrative expenses	92.1	90.5	91.1	101.8	104.6
Research and development expenses	19.3	19.6	19.9	23.1	26.3
Impairment of assets	--	--	39.8	0.2	94.1
Restructuring and other costs	0.5	0.8	22.0	13.4	16.0
Income (loss) from operations	100.3	98.3	(17.0)	82.0	(8.5)
Non-operating income (deductions), net	(2.6)	0.6	(6.1)	0.3	(3.0)
Income (loss) from continuing operations before Provision (benefit) for taxes on income (loss)	97.7	98.9	(23.1)	82.3	(11.5)
Provision (benefit) for taxes on income (loss)	27.5	29.0	(5.4)	24.1	11.3
Income (loss) from continuing operations	70.2	69.9	(17.7)	58.2	(22.8)
Income (loss) from discontinued operations, net of tax	--	--	(3.2)	10.3	(37.8)
Consolidated net income (loss)	70.2	69.9	(20.9)	68.5	(60.6)
Less: Net income attributable to non-controlling interests	(2.7)	(3.0)	(2.9)	(3.2)	(2.9)
Net income (loss) attributable to Minerals Technologies Inc. (MTI)	$ 67.5	$ 66.9	$ (23.8)	$ 65.3	$ (63.5)

Earnings Per Share

	2011	2010	2009	2008	2007
Basic:					
Earnings (loss) from continuing operations attributable to MTI	$ 3.75	$ 3.59	$ (1.10)	$ 2.91	$ (1.34)
Earnings (loss) from discontinued operations attributable to MTI	--	--	(0.17)	0.54	(1.97)
Basic earnings (loss) per share attributable to MTI	$ 3.75	$ 3.59	$ (1.27)	$ 3.45	$ (3.31)
Diluted:					
Earnings (loss) from continuing operations attributable to MTI	$ 3.73	$ 3.58	$ (1.10)	$ 2.90	$ (1.34)
Earnings (loss) from discontinued operations attributable to MTI	--	--	(0.17)	0.54	(1.97)
Diluted earnings (loss) per share attributable to MTI	$ 3.73	$ 3.58	$ (1.27)	$ 3.44	$ (3.31)
Weighted average number of common shares outstanding:					
Basic	18,009	18,614	18,724	18,893	19,190
Diluted	18,118	18,693	18,724	18,983	19,190
Dividends declared per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20

Balance Sheet Data:	2011	2010	2009	2008	2007
Working capital	$ 539.4	$ 520.3	$ 447.8	$ 380.7	$ 306.2
Total assets	1,165.0	1,116.1	1,072.1	1,067.6	1,128.9
Long-term debt	85.4	92.6	92.6	97.2	111.0
Total debt	99.8	97.2	104.1	116.2	127.7
Total shareholders' equity	768.0	782.7	747.7	734.8	773.3

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement for "Safe Harbor" Purposes under the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. This report contains statements that the Company believes may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements relating to the Company's objectives, plans or goals, future actions, future performance or results of current and anticipated products, sales efforts, expenditures, and financial results. From time to time, the Company also provides forward-looking statements in other publicly-released materials, both written and oral. Forward-looking statements provide current expectations and forecasts of future events such as new products, revenues and financial performance, and are not limited to describing historical or current facts. They can be identified by the use of words such as "believes," "expects," "plans," "intends," "anticipates," and other words and phrases of similar meaning.

Forward-looking statements are necessarily based on assumptions, estimates and limited information available at the time they are made. A broad variety of risks and uncertainties, both known and unknown, as well as the inaccuracy of assumptions and estimates, can affect the realization of the expectations or forecasts in these statements. Many of these risks and uncertainties are difficult to predict or are beyond the Company's control. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially. Significant factors affecting the expectations and forecasts are set forth under "Item 1A — Risk Factors" in this Annual Report on Form 10-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that arise after the date hereof. Investors should refer to the Company's subsequent filings under the Securities Exchange Act of 1934 for further disclosures.

Income and Expense Items as a Percentage of Net Sales

Year Ended December 31,	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	79.7	79.1	82.8
Production margin	20.3	20.9	17.2
Marketing and administrative expenses	8.8	9.0	10.1
Research and development expenses	1.9	2.0	2.2
Impairment of assets	--	--	4.4
Restructuring charges	--	0.1	2.4
Income (loss) from operations	9.6	9.8	(1.9)
Income (loss) from continuing operations before Provision (benefit) for taxes	9.4	9.9	(2.6)
Provision (benefit) for taxes on income	2.6	2.9	(0.6)
Non-controlling interests	0.3	0.3	0.3
Income (loss) from continuing operations	6.5	6.7	(2.3)
Income (loss) from discontinued operations	--	--	(0.3)
Net income (loss)	6.5%	6.7%	(2.6)%

Executive Summary

The Company reported record earnings per share for 2011 of $3.73 per share. The Company's results reflected continued solid financial performance as the Company continued to advance its growth strategies of geographic market expansion and new product innovation and development.

Worldwide net sales for 2011 were $1.045 billion, an increase of 4% from 2010 sales of $1.002 billion. Foreign exchange had a favorable impact on sales of approximately $21.0 million, or less than 2 percentage points of growth. Income from operations was a record $100.3 million in 2011 as compared to income from operations of $98.3 million in the prior year. Included in operating income in 2011 were restructuring charges of $0.5 million. Included in operating income of the prior year were restructuring charges of $0.8 million.

In 2011, the Company continued to advance the execution of its growth strategies of geographic expansion and new product innovation and development. During the year, we signed contracts for five new satellite PCC facilities, three in India, one in Thailand and another in Bangladesh, and began operation of three new satellite plants. We now have five commercial agreements with paper mills for our Fulfill™ portfolio of products. The company also completed the expansion of three satellites in Thailand, Brazil and the US. In 2011, the company also recorded record earnings for its Refractories segment.

The Company's balance sheet as of December 31, 2011 continues to be very strong. Cash, cash equivalents and short-term investments at December 31, 2011 were approximately $414 million. Our cash flows from operations were in excess of $133 million in 2011. In addition, we had available lines of credit of $180 million, our debt to equity ratio was very low at 11.5%, and our current ratio was 4.0.

We face some significant risks and challenges in the future:

- The industries we serve, primarily paper, steel, construction and automotive, have been adversely affected by the uncertain global economic climate. Although these markets have stabilized, our global business could be adversely affected by further decreases in economic activity. Our Refractories segment primarily serves the steel industry. Although North American and European steel production improved 7% and 5%, respectively in 2011 as compared with the prior year, it remains well below 2008 levels. In the paper industry, which is served by our Paper PCC product line, 2011 production levels for printing and writing papers within North America and Europe, our two largest markets were 5% and 2% below the prior year. In addition, our Processed Minerals and Specialty PCC product lines are affected by the domestic building and construction markets and the automotive market. Housing starts in 2011 averaged approximately 607 thousand units, and were up 4% from 2010 levels. Housing starts were at a peak rate of 2.1 million units in 2005. In the automotive industry, 2011 North American car and truck production was approximately 12% higher than the prior year, but still approximately 5% below 2008 levels.
- Some of our customers may experience mill shutdowns due to further consolidations, or may face liquidity issues, or bankruptcy, which could deteriorate the aging of our accounts receivable, increase our bad debt exposure and possibly trigger impairment of assets or realignment of our businesses.
- Consolidations and rationalizations in the paper and steel industries concentrate purchasing power in the hands of fewer customers, increasing pricing pressure on suppliers such as Minerals Technologies Inc.
- Most of our Paper PCC sales are subject to long-term contracts that may be terminated pursuant to their terms, or may be renewed on terms less favorable to us.
- We are subject to volatility in pricing and supply availability of our key raw materials used in our Paper PCC product line and Refractory product line.
- We continue to rely on China for a portion of our supply of magnesium oxide in the Refractories segment, which may be subject to uncertainty in availability and cost.
- Fluctuations in energy costs have an impact on all of our businesses.
- Changes in the fair market value of our pension assets, rates of return on assets, and discount rates could continue to have a significant impact on our net periodic pension costs as well as our funding status.
- As we expand our operations abroad we face the inherent risks of doing business in many foreign countries, including foreign exchange risk, import and export restrictions, and security concerns.
- The Company's operations, particularly in the mining and environmental areas (discharges, emissions and greenhouse gases), are subject to regulation by federal, state and foreign authorities and may be subject to, and presumably will be required to comply with, additional laws, regulations and guidelines which may be adopted in the future.

During the second quarter of 2011, M-real Corporation announced plans to divest its Alizay paper mill in France. Over the past several months, M-real has been in discussions with a number of paper producers; however none of the candidates have fulfilled M-real's conditions for sale. Although the paper mill is presently not operating, we believe discussions for the sale of the mill continue. If M-real terminates its operations at the Alizay paper mill, the Company would likely shut down its PCC satellite facility and could incur an impairment of assets charge. Under that scenario, the Company could pursue options for mitigation or recovery of assets, including redeployment of assets to other locations to the extent feasible. The net book value of the facility as of December 31, 2011 is $5.3 million. 2011 annual sales at Alizay were approximately $7 million.

During the third quarter of 2011, NewPage Corporation filed for Chapter 11 bankruptcy protection. The Company does business with five NewPage mills, including operating three satellite PCC facilities at NewPage locations. At present, the Company continues to supply PCC to these mills. If NewPage is unable to emerge from the bankruptcy process or should these facilities cease operations, the Company could incur an impairment of assets charge of up to $16 million and may incur additional provisions for bad debt. Annual sales to NewPage locations in 2011 were approximately $20 million.

The Company has evaluated these facilities for impairment of assets and, based upon the information currently available and probability-weighted cash flows of various potential outcomes, has determined that no impairment charge is required in the fourth quarter.

During the third quarter of 2011, UPM-Kymmene announced its intention to permanently reduce paper capacity at several locations in Europe by the end of 2011. The Company operated a PCC satellite facility at one of these locations at Anjalankoski, Finland, which ceased operations in the fourth quarter of 2011. The Company accelerated depreciation of the assets at this location, which had a net book value of $0.7 million at the time of the announcement, over the last four months of the year. Sales at the Company's satellite at Anjalankoski for 2011 were approximately $15 million.

The Company will continue to focus on innovation and new product development and other opportunities for continued growth as follows:

- Develop multiple high-filler technologies, such as filler-fiber, under the Fulfill™ platform of products, to increase the fill rate in freesheet paper and continue to progress with commercial discussions and full-scale paper machine trials.
- Increase our sales of PCC for paper by further penetration of the markets for paper filling at both freesheet and groundwood mills, particularly in emerging markets.
- Expand the Company's PCC coating product line using the satellite model.
- Promote the Company's expertise in crystal engineering, especially in helping papermakers customize PCC morphologies for specific paper applications.
- Expand PCC produced for paper filling applications by working with industry partners to develop new methods to increase the ratio of PCC for fiber substitutions.
- Develop unique calcium carbonates and talc products used in the manufacture of novel biopolymers, a new market opportunity.
- Deploy new talc and GCC products in paint, coating and packaging applications.
- Deploy value-added formulations of refractory materials that not only reduce costs but improve performance.
- Expand our solid core wire product line into BRIC, Middle Eastern and other Asian countries.
- Deploy our laser measurement technologies into new applications.
- Deploy operational excellence principles into all aspects of the organization, including system infrastructure and lean principles.
- Explore selective acquisitions to fit our core competencies in minerals and fine particle technology.

However, there can be no assurance that we will achieve success in implementing any one or more of these opportunities.

Results of Operations

Sales
(Dollars in millions)

Net Sales	2011	% of Total Sales	Growth	2010	% of Total Sales	Growth	2009	% of Total Sales
U.S.	$ 557.5	53.4	4 %	$ 534.3	53.3 %	12 %	$ 478.4	52.7 %
International	487.4	46.6	4 %	468.1	46.7 %	9 %	428.9	47.3 %
Net sales	$ 1,044.9	100.0	4 %	$ 1,002.4	100.0 %	10 %	$ 907.3	100.0 %
Paper PCC	$ 497.0	47.5	-- %	$ 496.6	49.5 %	2 %	$ 484.6	53.4 %
Specialty PCC	63.6	6.1	10 %	58.0	5.8 %	16 %	50.1	5.6 %
PCC Products	$ 560.6	53.6	1 %	$ 554.6	55.3 %	4 %	$ 534.7	59.0 %
Talc	$ 46.9	4.5	7 %	$ 44.0	4.4 %	36 %	$ 32.3	3.5 %
GCC	68.6	6.6	3 %	66.4	6.6 %	8 %	61.4	6.8 %
Processed Minerals Products	$ 115.5	11.1	5 %	$ 110.4	11.0 %	18 %	$ 93.7	10.3 %
Specialty Minerals Segment	$ 676.1	64.7	2 %	$ 665.0	66.3 %	6 %	$ 628.4	69.3 %
Refractory Products	$ 287.4	27.5	9 %	$ 264.5	26.4 %	17 %	$ 225.4	24.8 %
Metallurgical Products	81.4	7.8	12 %	72.9	7.3 %	36 %	53.5	5.9 %
Refractories Segment	$ 368.8	35.3	9 %	$ 337.4	33.7 %	21 %	$ 278.9	30.7 %
Net sales	$ 1,044.9	100.0 %	4 %	$ 1,002.4	100.0 %	10 %	$ 907.3	100.0 %

Worldwide net sales in 2011 increased 4% from the previous year to $1.045 billion. Foreign exchange had a favorable impact on sales of $21.0 million or less than 2 percentage points of growth. Sales in the Specialty Minerals segment, which includes the PCC and Processed Minerals product lines, increased 2% to $676.1 million from $665.0 million in 2010. Sales in the Refractories segment grew 9% to $368.8 million from $337.4 million in the previous year. In 2010, worldwide net sales increased 10% to $1.002 billion from $907.3 million in the prior year. In 2010, Specialty Minerals segment sales increased 6% and Refractories segment sales increased 21% from 2009 levels.

In 2011, worldwide net sales of PCC, which is primarily used in the manufacturing process of the paper industry, increased 1% to $560.6 million from $554.6 million in the prior year. Foreign exchange had a favorable impact on sales of approximately $10.9 million or less than 2 percentage points of growth. Worldwide net sales of Paper PCC were flat at $497.0 million, increasing slightly from the $496.6 million in the prior year. Total Paper PCC volumes decreased 4% from prior year levels with declines in all regions. Volume decreases of approximately $20.7 million were offset by contractual price increases and the effects of foreign exchange. Sales of Specialty PCC increased 10% to $63.6 million from $58.0 million in 2010. This increase was attributable to higher volumes and the effects of foreign exchange.

In 2010, worldwide net sales of PCC increased 4% to $554.6 million from $534.7 million in the prior year. Foreign exchange had a favorable impact on sales of approximately $3.5 million or less than 1 percentage point of growth. Worldwide net sales of Paper PCC increased 2% to $496.6 million from $484.6 million in the prior year. Total Paper PCC volumes increased 3% from 2009 levels with moderate volume increases with the exception of Asia where there was an 18% increase in volumes due to the startup of a new satellite facility in India and increase of volumes at other facilities. Volume increases of approximately $18.2 million were partially offset by $10 million in contractual price decreases. Sales of Specialty PCC increased 16% in 2010 to $58.0 million from $50.1 million in the prior year. This increase was primarily attributable to higher volumes.

Net sales of Processed Minerals products in 2011 increased 5% to $115.5 million from $110.4 million in 2010. GCC products and talc products increased 3% and 7% to $68.6 million and $46.9 million, respectively. The increases in the Processed Minerals product line was attributable to increased volumes due to slight improvements in the residential and commercial construction markets and moderate improvements in the automotive market. Volumes increased 7% from the prior year.

Net sales of Processed Minerals products in 2010 increased 18% to $110.4 million from $93.7 million in 2009. GCC products and talc products increased 8% and 36% to $66.4 million and $44.0 million, respectively. The increased in the Processed Minerals product line as primarily attributable to increased GCC volumes and due to increased volumes and selling price increases within our talc product line, as well as improvements in the residential and commercial construction markets and the automotive market as compared to the depressed conditions in the prior year. Volumes increased 9% from the prior year.

Net sales in the Refractories segment in 2011 increased 9% to $368.8 million from $337.4 million in the prior year. Foreign exchange had a favorable impact on sales of $10.1 million, or approximately 3 percentage points. Sales of refractory products and systems to steel and other industrial applications increased 9% to $287.4 million from $264.5 million. Sales of metallurgical products within the Refractories segment increased 12% to $81.4 million as compared with $72.9 million last year. The increases in all product lines within this segment were primarily due to price increases and the effects of foreign exchange.

Net sales in the Refractories segment in 2010 increased 21% to $337.4 million from $278.9 million in the prior year. Foreign exchange had an unfavorable impact on sales of $2.3 million, or approximately 1 percentage point. Sales of refractory products and systems to steel and other industrial applications increased 17% to $264.5 million from $225.4 million. Sales of metallurgical products within the Refractories segment increased 36% to $72.9 million as compared with $53.5 million in the same period last year. The increase in all product lines within this segment are driven by higher worldwide volumes due to improved market conditions in the steel industry as compared to significant weaknesses in the prior year.

Net sales in the United States grew approximately 4% to $557.5 million in 2011 and represented approximately 53.4% of consolidated net sales. International sales increased approximately 4% to $487.4 million from $468.1 million. The increase in sales was primarily due to higher worldwide volumes, price increases, the effects of foreign exchange and a slight contribution from our new satellite PCC plants .

Operating Costs and Expenses
(Dollars in millions)

		2011	Growth		2010	Growth		2009
Cost of goods sold	$	832.7	5%	$	793.2	6%	$	751.5
Marketing and administrative	$	92.1	2%	$	90.5	(1)%	$	91.1
Research and development	$	19.3	(2)%	$	19.6	(2)%	$	19.9
Impairment of assets	$	--	0%	$	--	0%	$	39.8
Restructuring charges	$	0.5	(38)%	$	0.8	(96)%	$	22.0

* Percentage not meaningful

Cost of goods sold in 2011 was 79.7% of sales compared with 79.1% in the prior year. Production margin increased $3 million, or 1% as compared with a 4% increase in sales. In the Specialty Minerals segment, production margin decreased 1%, or $0.7 million, as compared with a 2% increase in sales. This segment incurred higher raw materials and energy costs that were not fully recovered by price increases. In the Refractories segment, production margin increased $3.7 million, or 5% as compared with a 9% increase in sales. This segment incurred higher raw material costs that were partially offset by price increases, higher equipment sales and the effects of foreign exchange.

Cost of goods sold in 2010 was 79.1% of sales compared with 82.8% in the prior year. Production margin increased $53.3 million, or 34% as compared with a 10% increase in sales. Volumes increased in all product lines as economic conditions improved from prior year levels. The businesses also increased their productivity levels and derived continued benefits from our announced restructuring programs. In the Specialty Minerals segment, production margin increased 18%, or $20.1 million, as compared with a 6% increase in sales. Volume had a favorable impact on production margin of $18.1 million as compared to prior year in both the PCC and Processed

Minerals product lines. This segment also reflected cost savings of $2.9 million, incremental benefits derived from our announced restructuring programs of $2.6 million, and lower net raw material and energy costs of $5.3 million. This was partially offset by net price concessions of $9.3 million. In the Refractories segment, production margin increased over 79%, or $33.2 million as compared with a 21% increase in sales. Production margin was favorably affected by increased volumes of $28.0 million and restructuring savings of $4.6 million.

Marketing and administrative costs increased 1.7% to $92.1 million in 2011 from $90.5 million in the prior year. Marketing and administrative costs as a percentage of net sales however, represented 8.8% of net sales as compared with 9.0% in the prior year. In 2010, marketing and administrative expenses were 1% lower than in the prior year.

Research and development expenses decreased 2% in 2011 to $19.3 million from $19.6 million and represented 1.9% of net sales. In 2010, research and development expense decreased 2% from 2009 and represented 2.0% of net sales.

Restructuring and other costs in 2011 were $0.5 million and primarily related to additional $0.9 million of restructuring costs associated with our 2007 restructuring of our PCC merchant facility in Germany and the additional severance cost associated with the ceasing of production at our PCC facility at Anjalankoski, Finland. This was partially offset by the reversals of previously recorded liabilities from our 2009 program.

Restructuring and other costs during 2010 were $0.8 million and primarily related to railcar lease early termination costs associated with the announced plant closures of our Franklin, Virginia, and Plymouth, North Carolina, satellite facilities and additional net provisions for severance and other employee benefits.

Income (Loss) from Operations (Dollars in millions)	**2011**	**Growth**	**2010**	**Growth**	**2009**
Income (loss) from operations	$ 100.3	2%	$ 98.3	*	$ (17.0)

* Percentage not meaningful

The Company recorded income from operations in 2011 of $100.3 million as compared with $98.3 million in the prior year. Included in income from operations in 2011 were restructuring charges of $0.5 million. Included in 2010 were restructuring charges of $0.8 million.

The Specialty Minerals segment recorded income from operations of $72.8 million in 2011 as compared with $74.7 million in the prior year. Included in income from operations were restructuring charges of $1.0 million and $0.5 million in 2011 and 2010, respectively.

The Refractories segment recorded income from operations of $33.2 million in 2011 as compared to $28.0 million in the prior year. Included in income from operations in 2011 were restructuring reversals of $(0.6) million. Included in the income from operations in the prior year were restructuring charges of $0.3 million.

In 2010, the Specialty Minerals segment recorded income from operations of $74.7 million as compared $34.2 million in the prior year. The Refractories segment recorded income from operations of $28.0 million in 2010 as compared to a loss from operations of $48.8 million in the previous year.

Non-Operating Income (Deductions) (Dollars in millions)	**2011**	**Growth**	**2010**	**Growth**	**2009**
Non-operating income (deductions), net.....	$ (2.6)	* %	$ 0.6	*	$ (6.1)

* Percentage not meaningful

The Company recorded non-operating deductions of $2.6 million in 2011 as compared with non-operating income of $0.6 million in the previous year. Included in non-operating deductions in 2011 were foreign currency losses of $1.4 million recognized upon the sale of a 50% interest in and deconsolidation of the Company's joint venture in Korea.

The Company recorded non-operating income of $0.6 million in 2010 as compared with non-operating deduction of $6.1 million in the prior year. Included in the non-operating income 2010 was a gain on the sale of previously impaired assets of $0.2 million and a settlement relating to a customer contract termination of $0.8 million.

Provision (Benefit) for Taxes on Income (Dollars in millions)	**2011**	**Growth**	**2010**	**Growth**	**2009**
Provision for taxes on income....................	$ 27.5	(5) %	$ 29.0	*	$ (5.4)

* Percentage not meaningful

The Company recorded provision for taxes on income of $27.5 million in 2011 as compared with $29.0 million in the previous year. The effective tax rate for 2011 was 28.1% as compared with 29.3% in the prior year. The decrease in the tax rate in the current year primarily relates to a favorable United States tax court case settlement and the resulting expiration of the statute of limitation of the tax years related to the tax court case.

The Company recorded provision for taxes on income of $29.0 million in 2010 as compared to a benefit of $5.4 million in the previous year. The effective tax rate for 2010 was 29.3% as compared with a tax benefit of 23.3% in the previous year. The increase in the tax over the previous year primarily relates to the decrease in the tax benefit of depletion as a percentage of earnings as well as the geographical mix of earnings.

The factors having the most significant impact on our effective tax rates in recent periods are the reversal of tax reserves as a result of a tax court case settlement, percentage depletion, restructuring and impairments, and the rate differential related to foreign earnings indefinitely invested.

Percentage depletion allowances (tax deductions for depletion that may exceed our tax basis in our mineral reserves) are available to us under the income tax laws of the United States for operations conducted in the United States. The tax benefits from percentage depletion were $4.0 million in 2011, $3.7 million in 2010, and $3.2 million in 2009.

We operate in various countries around the world that have tax laws, tax incentives and tax rates that are significantly different than those of the United States. Many of these differences combine to move our overall effective tax rate higher or lower than the United States statutory rate depending on the mix of income relative to income earned in the United States. The effects of foreign earnings and the related foreign rate differentials resulted in a decrease of income tax expense of $0.9 million in 2011, a decrease of income tax expense of $3.1 million in 2010, and an increase in income tax expense of $1.0 million in 2009. The decrease of income tax benefits in 2011 as compared with 2010 results from the change in the mix of earnings in the foreign jurisdictions in 2011, statutory tax rate changes, and a change in the amount of local income and tax adjustments. The increase of income tax benefits in 2010 as compared with 2009 results from the restructuring losses in the foreign jurisdictions in 2009 and the income tax rate differential in the foreign jurisdictions.

Income (Loss) from Continuing Operations (Dollars in millions)	**2011**	**Growth**	**2010**	**Growth**	**2009**
Income (loss) from continuing operations	$ 70.3	--%	$ 69.9	*	$ (17.7)

* Percentage not meaningful

The Company recognized income from continuing operations of $70.3 million in 2011, slightly higher than the $69.9 million recorded in 2010. In 2009, the company recorded a loss from operations of $17.7 million. The loss in 2009 was attributable to the aforementioned impairment of assets and restructuring charges.

Income (loss) from Discontinued Operations (Dollars in millions)	**2011**	**Growth**	**2010**	**Growth**	**2009**
Income (loss) from discontinued operations	$ --	%	$ --	*	$ (3.2)

* Percentage not meaningful

In 2009, the Company recognized a loss from discontinued operations of $3.2 million. Included in the loss from discontinued operations for 2009 was impairment of assets charge of $5.6 million, net of tax. The Company recorded this impairment charge to reflect the lower market value of its Mt. Vernon, Indiana, facility which was sold in the fourth quarter of 2009. Proceeds approximated the net book value.

Noncontrolling Interests (Dollars in millions)	**2011**	**Growth**	**2010**	**Growth**	**2009**
Noncontrolling interests..............................	$ 2.7	(10)%	$ 3.0	3%	$ 2.9

The decrease in the income attributable to non-controlling interests is due to the lower profitability in our joint ventures and the deconsolidation of our Korean joint venture upon the sale of a 50% interest.

Net Income (Loss) attributable to Minerals Technologies Inc. (MTI) (Dollars in millions)	**2011**	**Growth**	**2010**	**Growth**	**2009**
Net income (loss) attributable to MTI.........	$ 67.5	1%	$ 66.9	*	$ (23.8)

* Percentage not meaningful

The Company recorded net income of $67.5 million in 2012 as compared to $66.9 million in 2010. Diluted earnings per share were $3.73 as compared with $3.58 in the previous year.

In 2009, the Company recorded a net loss of $23.8 million which was attributable to impairment of assets and restructuring charges.

Outlook

Looking forward, we remain cautious about the state of the global economy, particularly in Europe, and the impact it will have on our product lines. Although we saw market stabilization and improvement in 2010, which continued in 2011, there remains uncertainty as to the sustainability of the upturn.

In 2012, we plan to focus on the following growth strategies:

- Develop multiple high-filler technologies, such as filler-fiber, under the Fulfill™ platform of products, to increase the fill rate in freesheet paper and continue to progress with commercial discussions and full-scale paper machine trials.
- Increase our sales of PCC for paper by further penetration of the markets for paper filling at both freesheet and groundwood mills, particularly in emerging markets.
- Expand the Company's PCC coating product line using the satellite model.
- Promote the Company's expertise in crystal engineering, especially in helping papermakers customize PCC morphologies for specific paper applications.
- Expand PCC produced for paper filling applications by working with industry partners to develop new methods to increase the ratio of PCC for fiber substitutions.
- Develop unique calcium carbonates and talc products used in the manufacture of novel biopolymers, a new market opportunity.
- Deploy new talc and GCC products in paint, coating and packaging applications.
- Deploy value-added formulations of refractory materials that not only reduce costs but improve performance.
- Expand our solid core wire product line into BRIC, Middle Eastern and other Asian countries.
- Deploy our laser measurement technologies into new applications.
- Deploy operational excellence principles into all aspects of the organization, including system infrastructure and lean principles.
- Explore selective acquisitions to fit our core competencies in minerals and fine particle technology.

However, there can be no assurances that we will achieve success in implementing any one or more of these strategies.

Liquidity and Capital Resources

Cash flows provided from operations in 2011 were used principally to fund $52.1 million of capital expenditures, and repurchase $48.0 million in treasury shares. Cash provided from operating activities totaled $133.7 million in 2011 as compared with $142.4 million in 2010. The decrease in cash from operating activities was primarily due to higher income tax payments. Included in cash flow from operations was pension plan funding of approximately $6.6 million, $8.5 million and $7.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Trade working capital is defined as trade accounts receivable, trade accounts payable and inventories. Our total days of trade working capital decreased to 55 days from 59 days in 2010 reflecting the improvements in working capital management within both business segments.

The funding status of the Company's pension plans was approximately 70% at December 31, 2011 and we have met all minimum funding requirements. The funding status at Decmber 31, 2010 was 85%. The reduction in our funding status was due to a large increase in the projected benefit obligation from a change in the discount rate.

In 2010 the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of shares over a two-year period. This program has been completed. 1,278,631 shares were repurchased under this program at an average price of approximately $58.66 per share.

In 2011, the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over a two-year period upon completion of the prior program. As of December 31, 2011, 59,615 shares have been repurchased under this program at an average price of approximately $50.25 per share.

On January 25, 2012, the Company's Board of Directors declared a regular quarterly dividend on its common stock of $0.05 per share. No dividend will be payable unless declared by the Board and unless funds are legally available for payment thereof.

The following table summarizes our contractual obligations as of December 31, 2011:

Contractual Obligations

		Payments Due by Period			
(millions of dollars)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Debt	$ 94.0	$ 8.6	$ 85.4	$ --	$ --
Operating lease obligations	21.3	4.4	4.8	5.3	6.8
Total contractual obligations	$ 115.3	12.9	90.3	5.3	6.8

We have $185.6 million in uncommitted short-term bank credit lines, of which $5.8 million was in use at December 31, 2011. The credit lines are primarily in the US, with approximately $15.6 million or 8% outside the US. The credit lines are generally one year in term at competitive market rates at large well-established institutions. The Company typically uses its available credit lines to fund working capital requirements or local capital spending needs. At the present time, we have no indication that the financial institutions would be unable to commit to these lines of credit should the need arise. We anticipate that capital expenditures for 2012 should be between $60 million to $75 million, principally related to the construction of PCC plants and other opportunities that meet our strategic growth objectives. We expect to meet our other long-term financing requirements from internally generated funds, uncommitted bank credit lines and, where appropriate, project financing of certain satellite plants. The aggregate maturities of long-term debt are as follows: 2012 - $8.6 million; 2013 - $77.2 million; 2014 - $8.2 million; 2015 - $-- million; 2016 - $-- million; thereafter - $-- million.

The Company's debt to capital ratio is 12%, which is well below the only financial covenant ratio in its debt agreements.

The Company has contingent obligations associated with unrecognized tax benefits, including interest and penalties, of approximately $3.9 million.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventories, valuation of long-term assets, goodwill and other intangible assets, pension plan assumptions, income taxes, asset retirement obligations, income tax valuation allowances, stock-based compensation, and litigation and environmental liabilities. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

- Revenue recognition: Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of our PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Under those contracts, the price billed to the customer for shipments during the year is based on periodic estimates of the total annual volume that will be sold to the customer. Revenues are adjusted at the end of each year to reflect the actual volume sold. There were no significant revenue adjustments in the fourth quarter of 2011 and 2010, respectively. We have consignment arrangements with certain customers in our Refractories segment. Revenues for these transactions are recorded when the consigned products are consumed by the customer. Revenues from sales of equipment are recorded upon completion of installation and receipt of customer acceptance. Revenues from services are recorded when the services are performed.

- Allowance for doubtful accounts: Substantially all of our accounts receivable are due from companies in the paper, construction and steel industries. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Such allowance is established through a charge to the provision for bad debt expenses. We recorded bad debt expenses of $0.9 million, $0.1 million and $1.2 million in 2011, 2010 and 2009, respectively. In addition to specific allowances established for bankrupt customers, we also analyze the collection history and financial condition of our other customers considering current industry conditions and determine whether an allowance needs to be established or adjusted.

- Property, plant and equipment, goodwill, intangible and other long-lived assets: Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue, which does not necessarily coincide with the remaining term of a customer's contractual obligation to purchase products made using those assets. Our sales of PCC are predominately pursuant to long-term evergreen contracts, initially ten years in length, with paper mills at which we operate satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. Failure of a PCC customer to renew an agreement or continue to purchase PCC from our facility could result in an impairment of assets or accelerated depreciation at such facility.

- Valuation of long-lived assets, goodwill and other intangible assets: We assess the possible impairment of long-lived assets and identifiable amortizable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is reviewed for impairment at least annually. Factors we consider important that could trigger an impairment review include the following:

  - Significant under-performance relative to historical or projected future operating results;
  - Significant changes in the manner of use of the acquired assets or the strategy for the overall business;
  - Significant negative industry or economic trends;
  - Market capitalization below invested capital.

  The goodwill balance for each reporting unit as of December 31, 2011 and 2010, respectively, was as follows:

($ in millions)		December 31, 2011		December 31, 2010
PCC	$	9.2	$	9.2
Processed Minerals		4.6		4.6
Refractories		54.3		53.3
Total	$	68.1	$	67.2

  Annually, the Company performs a qualitative assessment for each of its reporting units to determine if the two step process for impairment testing is required. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company then evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. Step One involves a) developing the fair value of total invested capital of each Reporting Unit in which goodwill is assigned; and b) comparing the fair value of total invested capital for each Reporting Unit to its carrying amount, to determine if there is goodwill impairment. Should the carrying amount for a Reporting Unit exceed its fair value, then the Step One test is failed, and the magnitude of any goodwill impairment is determined under Step Two. The amount of impairment loss is determined in Step Two by comparing the implied fair value of Reporting Unit goodwill with the carrying amount of goodwill.

  The Company has three Reporting Units, PCC, Processed Minerals and Refractories. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management regularly reviews the operating results of those components.

  In the fourth quarter of 2011, the Company performed a qualitative assessment of its reporting units and determined it was not more likely than not that the fair value of each of its reporting units was less than their carrying values.

- Accounting for income taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or change this allowance in a period, we must include an expense within the tax provision in the Consolidated Statements of Operations.

  Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences and forecasted operating earnings. These sources of income inherently rely heavily on estimates. We use our historical experience and business forecasts to provide insight. Amounts recorded for deferred tax assets, net of valuation allowances, were $44.4 million and $28.9 million at December 31, 2011 and 2010, respectively. Such year-end 2011 amounts are expected to be fully recoverable within the applicable statutory expiration periods. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations. See Note 5 to the condensed consolidated financial statements, "Income Taxes," for additional detail on our uncertain tax positions.

- Pension Benefits: We sponsor pension and other retirement plans in various forms covering the majority of employees who meet eligibility requirements. Several statistical and actuarial models which attempt to estimate future events are used in calculating the expense and liability related to the plans. These models include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. Our assumptions reflect our historical experience and management's best judgment regarding future expectations. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these assumptions. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other things. Differences from these assumptions may result in a significant impact to the amount of pension expense/liability recorded by us follows:

A one percentage point change in our major assumptions would have the following effects:

Effect on Expense

(millions of dollars)	Discount Rate	Salary Scale	Return on Asset
1% increase	$ (3.1)	$ 0.4	$ (1.3)
1% decrease	$ 3.7	$ (0.4)	$ 1.3

Effect on Projected Benefit Obligation

(millions of dollars)	Discount Rate	Salary Scale
1% increase	$ (31.4)	$ 2.5
1% decrease	$ 39.2	$ (2.3)

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to both preserve and grow plan assets to meet future plan obligations. The Company's average rate of return on assets from inception through December 31, 2011 was over 9%. The Company's assets are strategically allocated among equity, debt and other investments to achieve a diversification level that dampens fluctuations in investment returns. The Company's long-term investment strategy is an investment portfolio mix of approximately 65% in equity securities and 35% in fixed income securities. As of December 31, 2011, the Company had approximately 60% of its pension assets in equity securities and 40% in fixed income securities.

- Asset Retirement Obligations: We currently record the obligation for estimated asset retirement costs at a fair value in the period incurred. Factors such as expected costs and expected timing of settlement can affect the fair value of the obligations. A revision to the estimated costs or expected timing of settlement could result in an increase or decrease in the total obligation which would change the amount of amortization and accretion expense recognized in earnings over time.

A one-percent increase or decrease in the discount rate would change the total obligation by approximately $0.1 million.

A one-percent increase or decrease in the inflation rate would change the total obligation by approximately $0.3 million.

- Stock Based Compensation: The Company uses the Black-Scholes option pricing model to determine the fair value of stock options on their date of grant. This model is based upon assumptions relating to the volatility of the stock price, the life of the option, risk-free interest rate and dividend yield. Of these, stock price volatility and option life require greater levels of judgment and are therefore critical accounting estimates.

We used a stock price volatility assumption based upon the historical and implied volatility of the Company's stock. We believe this is a good indicator of future, actual and implied volatilities. For stock options granted in the period ended December 31, 2011, the Company used a volatility assumption of 30.93%.

The expected life calculation was based upon the observed and expected time to post-vesting forfeiture and exercise. For stock options granted during the fiscal year ended December 31, 2011, the Company used a 6.3 year life assumption.

The Company believes the above critical estimates are based upon outcomes most likely to occur, however, were we to simultaneously increase or decrease the option life by one year and the volatility by 100 basis points, recognized compensation expense would have changed approximately $0.1 million in either direction for the year ended December 31, 2011.

For a detailed discussion on the application of these and other accounting policies, see "Summary of Significant Accounting Policies" in the "Notes to the Consolidated Financial Statements" in Item 15 of this report, beginning on page F-6. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

Inflation

Historically, inflation has not had a material adverse effect on us. However, in recent years both business segments have been affected by rapidly rising raw material and energy costs. The Company and its customers will typically negotiate reasonable price adjustments in order to recover a portion of these rapidly escalating costs. As the contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect increases in costs resulting from inflation, there is a time lag before such price adjustments can be implemented.

Cyclical Nature of Customers' Businesses

The bulk of our sales are to customers in the paper manufacturing, steel manufacturing and construction industries, which have historically been cyclical. The pricing structure of some of our long-term PCC contracts makes our PCC business less sensitive to declines in the quantity of product purchased. However, we cannot predict the economic outlook in the countries in which we do business, nor in the key industries we serve.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, an amendment to FASB ASC Topic 820, *Fair Value Measurement.* The amendment revises the application of the valuation premise of highest and best use of an asset, the application of premiums and discounts for fair value determination, as well as the required disclosures for transfers between Level 1 and Level 2 fair value measures and the highest and best use of nonfinancial assets. The amendment requires additional disclosures regarding Level 3 fair value measurements and clarifies certain other existing disclosure requirements. The ASU is effective for the Company for interim and annual periods beginning after December 15, 2011. The Company does not expect the impact of adopting this ASU to have a material effect on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. Under this guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity will be required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This ASU is effective for the Company for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments under this guidance will be applied retrospectively.

In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. ASU 2011-05, as amended by ASU 2011-12, is effective for the company on January 1, 2012. Although adopting the guidance will not impact our accounting for comprehensive income, it will affect our presentation of components of comprehensive income by eliminating the historical practice of showing these items within our Consolidated Statements of Shareholders' Equity.

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment.* Under this guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the two-step impairment test is not required. The guidance does not change how an entity measures a goodwill impairment loss, and is therefore not expected to affect the information reported to users of an entity's financial statements. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company early-adopted the provisions of the guidance and conducted a qualitative analysis and determined the two-step process was not needed at this time.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may have an impact on our financial position, results of operations or cash flows due to adverse changes in market prices and foreign currency and interest rates. We are exposed to market risk because of changes in foreign currency exchange rates as measured against the U.S. dollar. We do not anticipate that near-term changes in exchange rates will have a material impact on our future earnings or cash flows. However, there can be no assurance that a sudden and significant change in the value of foreign currencies would not have a material adverse effect on our financial condition and results of operations. Approximately 48% of our bank debt bears interest at variable rates; therefore our results of operations would only be affected by interest rate changes to such bank debt outstanding. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

We do not enter into derivatives or other financial instruments for trading or speculative purposes. When appropriate, we enter into derivative financial instruments, such as forward exchange contracts and interest rate swaps, to mitigate the impact of foreign exchange rate movements and interest rate movements on our operating results. The counterparties are major financial institutions. Such forward exchange contracts and interest rate swaps would not subject us to additional risk from exchange rate or interest rate movements because gains and losses on these contracts would offset losses and gains on the assets, liabilities, and transactions being hedged. We had open forward exchange contracts to purchase approximately $ 0.2 million and $3.2 million of foreign currencies as of December 31, 2011 and 2010, respectively. These contracts matured in January 2012. The fair value of these instruments at December 31, 2011 and December 31, 2010 was a liability of less than $0.1 million and $0.2 million, respectively.

In 2008, the Company entered into forward contracts to sell 30 million Euros as a hedge of its net investment in Europe. These contracts mature in October 2013. The fair value of these instruments at December 31, 2011 was an asset of $3.5 million. The fair value of these instruments at December 31, 2010 was an asset of $2.7 million.

Item 8. Financial Statements and Supplementary Data

The financial information required by Item 8 is contained in Item 15 of Part IV of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, and under the supervision and with participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have included a report of management's assessment of the design and operating effectiveness of our internal controls as part of this report. Management's report is included in our consolidated financial statements beginning on page F-1 of this report under the caption entitled "Management's Report on Internal Control Over Financial Reporting."

The Company has substantially completed the implementation of a global enterprise resource planning ("ERP") system to manage its business operations and all of our domestic and European locations are using the new systems. The transition to the new system has proceeded to date without any adverse effects to internal controls. We believe that the controls as modified are appropriate and functioning effectively.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Set forth below are the names and ages of all Executive Officers of the Registrant indicating all positions and offices with the Registrant held by each such person, and each such person's principal occupations or employment during the past five years.

Name	Age	Position
Joseph C. Muscari	65	Chairman of the Board and Chief Executive Officer
Douglas T. Dietrich	42	Senior Vice President, Finance and Treasury, Chief Financial Officer
Douglas W. Mayger	54	Senior Vice President, Performance Minerals and MTI Supply Chain
Thomas J. Meek	54	Senior Vice President, General Counsel and Secretary, Chief Compliance Officer
D.J. Monagle, III	49	Senior Vice President and Managing Director, Paper PCC
Michael A. Cipolla	54	Vice President, Corporate Controller and Chief Accounting Officer
Jonathan J. Hastings	49	Vice President, Corporate Development
Johannes C. Schut	47	Vice President and Managing Director, Minteq International

Joseph C. Muscari was elected Chairman of the Board and Chief Executive Officer effective March 1, 2007. Prior to that, he was Executive Vice President and Chief Financial Officer of Alcoa Inc. He has served as a member of the Board of Directors since 2005.

Douglas T. Dietrich was elected Senior Vice President, Finance and Treasury, Chief Financial Officer effective January 1, 2011. Prior to that, he was appointed Vice President, Corporate Development and Treasury effective August 2007. He had been Vice President, Alcoa Wheel Products since 2006 and President, Latin America Extrusions and Global Rod and Bar Products since 2002.

Douglas W. Mayger was elected Senior Vice President, Performance Minerals and Supply Chain in June 2011. Prior to that, he was Vice President and Managing Director, Performance Minerals which encompasses the Processed Minerals product line and the Specialty PCC product line, effective October 1, 2008. Prior to that, he was General Manager- Carbonates West, Performance Minerals and Business Manager - Western Region. Before joining the Company as plant manager in Lucerne Valley in 2002, he served as Vice President of Operations for Aggregate Industries.

Thomas J. Meek was elected Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer in October 2011. Prior to that, he was Vice President, General Counsel and Secretary of the Company effective September 1, 2009. Prior to that, he served as Deputy General Counsel at Alcoa. Before joining Alcoa in 1999, Mr. Meek worked with Koch Industries, Inc. of Wichita, Kansas, where he held numerous supervisory positions. His last position there was Interim General Counsel. From 1985 to 1990, Mr. Meek was an Associate/Partner in the Wichita, Kansas law firm of McDonald, Tinker, Skaer, Quinn & Herrington, P.A.

D.J. Monagle, III was elected Senior Vice President and Managing Director, Paper PCC, effective October 1, 2008. In November 2007, he was appointed Vice President and Managing Director - Performance Minerals. He joined the Company in January of 2003 and held positions of increasing responsibility including Vice President, Americas, Paper PCC and Global Marketing Director, Paper PCC. Before joining the Company, Mr. Monagle worked for the Paper Technology Group at Hercules between 1990 and 2003, where he held sales and marketing positions of increasing responsibility. Between 1985 and 1990, he served as an aviation officer n the U.S. Army's 11th Armored Cavalry Regiment, leaving the service as a troop commander with a rank of Captain.

Michael A. Cipolla was elected Vice President, Corporate Controller and Chief Accounting Officer in July 2003. Prior to that, he served as Corporate Controller and Chief Accounting Officer of the Company since 1998. From 1992 to 1998 he served as Assistant Corporate Controller.

Jonathan J. Hastings was elected Vice President, Corporate Development effective September 2011. Prior to that, he was Senior Director of Strategy and New Business Development- Coatings, Global at The Dow Chemical Company. Prior to that he held positions of increasing responsibility at Rohm and Haas, including Vice President & General Manager—Packaging and Building Materials—Europe.

Johannes C. Schut was elected Vice President and Managing Director, Minteq International in March 2011. He joined the Company in 2004 as Director of Finance- Europe. In 2006, he was named Vice President, Minteq – Europe including Middle East and India. Before joining Minerals Technologies Inc., Mr. Schut held positions of increasing responsibility with Royal Phillips Electronics and Royal FrieslandCampina – DMV International.

The information concerning the Company's Board of Directors required by this item is incorporated herein by reference to the Company's Proxy Statement, under the captions "Committees of the Board of Directors" and "Item 1- Election of Directors."

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Board has established a code of ethics for the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer entitled "Code of Ethics for the Senior Financial Officers," which is available on our website, www.mineralstech.com, under the links entitled "Corporate Responsibility, Corporate Governance and Policies and Charters."

Item 11. Executive Compensation

The information appearing in the Company's Proxy Statement under the captions “Compensation Discussion and Analysis,” “Report of the Compensation Committee” and “Compensation of Executive Officers and Directors" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in the Company's Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information appearing in the Company's Proxy Statement under the caption "Certain Relationships and Related Transactions" is incorporated herein by reference.

The Board has established Corporate Governance principles which include guidelines for determining Director independence, which is available on our website, www.mineralstech.com, under the links entitled "Corporate Responsibility, Corporate Governance and Policies and Charters." The information appearing in the Company’s Proxy Statement under the caption “Corporate Governance – Director Independence” is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information appearing in the Company's Proxy Statement under the caption "Principal Accountant Fees and Services" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements. The following Consolidated Financial Statements of Mineral Technologies Inc. and subsidiary companies and Reports of Independent Registered Public Accounting Firm are set forth on pages F-2 to F-33.

   Consolidated Balance Sheets as of December 31, 2011 and 2010
   Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009
   Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009
   Notes to the Consolidated Financial Statements
   Reports of Independent Registered Public Accounting Firm
   Management's Report on Internal Control Over Financial Reporting

2. Financial Statement Schedule. The following financial statement schedule is filed as part of this report:

		Page
Schedule II -	Valuation and Qualifying Accounts..	S-1

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this report.

3.1	-	Restated Certificate of Incorporation of the Company (1)
3.2	-	By-Laws of the Company as amended and restated effective May 25, 2005 (2)
3.3	-	Certificate of Designations authorizing issuance and establishing designations, preferences and rights of Series A Junior Preferred Stock of the Company (1)
4.1	-	Specimen Certificate of Common Stock (1)
10.1	-	Asset Purchase Agreement, dated as of September 28, 1992, by and between Specialty Refractories Inc. and Quigley Company Inc. (3)
10.1(a)	-	Agreement dated October 22, 1992 between Specialty Refractories Inc. and Quigley Company Inc., amending Exhibit 10.1 (4)
10.1(b)	-	Letter Agreement dated October 29, 1992 between Specialty Refractories Inc. and Quigley Company Inc., amending Exhibit 10.1 (4)
10.2	-	Reorganization Agreement, dated as of September 28, 1992, by and between the Company and Pfizer Inc (3)
10.3	-	Asset Contribution Agreement, dated as of September 28, 1992, by and between Pfizer Inc and Specialty Minerals Inc. (3)
10.4	-	Asset Contribution Agreement, dated as of September 28, 1992, by and between Pfizer Inc and Barretts Minerals Inc. (3)
10.4(a)	-	Agreement dated October 22, 1992 between Pfizer Inc, Barretts Minerals Inc. and Specialty Minerals Inc., amending Exhibits 10.3 and 10.4 (4)
10.5	-	Employment Agreement, dated November 27, 2006, between the Company and Joseph C. Muscari (5) (+)
10.5(a)	-	Second to Employment Agreement, dated July 21, 2010, between the Company and Joseph C. Muscari (6) (+)
10.6	-	Form of Employment Agreement between the Company and each of Michael A. Cipolla, Douglas T. Dietrich, Jonathan J. Hastings, Douglas W. Mayger, Thomas J. Meek and D.J. Monagle, III (7) (+)
10.6(a)	-	Form of amendment to Employment Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, Jonathan J. Hastings, Douglas W. Mayger, Thomas J. Meek and D.J. Monagle, III(8) (+)
10.7	-	Employment Agreement, dated May 13, 2004, between the Company and Johannes C. Schut (*) (+)
10.8	-	Form of Severance Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, Jonathan J. Hastings, Douglas W. Mayger, Thomas J. Meek and D.J. Monagle(9) (+)
10.8(a)	-	Form of amendment to Severance Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, Jonathan J. Hastings, Douglas W. Mayger, Thomas J. Meek and D.J. Monagle, III (10) (+)

- 10.9 - Form of Indemnification Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, Jonathan J. Hastings, Douglas W. Mayger, Thomas J. Meek and D.J. Monagle, III (11) (+)
- 10.10 - Company Employee Protection Plan, as amended August 27, 1999 (12) (+)
- 10.11 - Company Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, as amended and restated effective January 1, 2008 (13) (+)
- 10.11(a) - First Amendment to the Company Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, dated January 18, 2012 (*) (+)
- 10.12 - 2001 Stock Award and Incentive Plan of the Company, as amended and restated as of March 18, 2009 (14) (+)
- 10.13 - Company Retirement Plan, as amended and restated effective as of January 1, 2006 (15) (+)
- 10.13(a) - First Amendment to the Company Retirement Plan, effective as of January 1, 2008 (16) (+)
- 10.13(b) - Second Amendment to the Company Retirement Plan, dated December 22, 2008 (17) (+)
- 10.13(c) - Third Amendment to the Company Retirement Plan, dated October 9, 2009 (18) (+)
- 10.13(d) - Fourth Amendment to the Company Retirement Plan, dated December 11, 2009 (19) (+)
- 10.13(e) - Fifth Amendment to the Company Retirement Plan, dated December 18, 2009 (20) (+)
- 10.13(f) - Sixth Amendment to the Company Retirement Plan, dated December 17, 2010 (21) (+)
- 10.14 - Company Supplemental Retirement Plan, amended and restated effective December 31, 2009 (22) (+)
- 10.15 - Company Savings and Investment Plan, as amended and restated as of September 14, 2007 (23) (+)
- 10.15(a) - First Amendment to the Company Savings and Investment Plan, dated December 22, 2008 (24) (+)
- 10.15(b) - Second Amendment to the Company Savings and Investment Plan, dated December 18, 2009 (25) (+)
- 10.15(c) - Third Amendment to the Company Savings and Investment Plan, dated December 17, 2010 (26) (+)
- 10.15(d) - Fourth Amendment to the Company Savings and Investment Plan, dated October 19, 2011 (27) (+)
- 10.16 - Company Supplemental Savings Plan, amended and restated effective December 31, 2009 (28) (+)
- 10.16(a) - Amendment to the Company Supplemental Savings Plan, dated December 28, 2011 (*)(+)
- 10.17 - Company Health and Welfare Plan, effective as of April 1, 2003 and amended and restated as of January 1, 2006 (29)(+)
- 10.17(a) - Amendment to the Company Health and Welfare Plan, dated May 19, 2009 (30) (+)
- 10.18 - Company Retiree Medical Plan, effective as of January 1, 2011 (31)(+)
- 10.19 - Amended and Restated Grantor Trust Agreement, dated as of April 1, 2010, by and between the Company and the Wilmington Trust Company (32)(+)
- 10.20 - Note Purchase Agreement, dated as of October 5, 2006, among the Company, Metropolitan Life Insurance Company and MetLife Insurance Company of Connecticut with respect to the Company's issuance of $75,000,000 in aggregate principal amount of senior unsecured notes due October 5, 2013 (33)
- 10.21 - Indenture, dated July 22, 1963, between the Cork Harbour Commissioners and Roofchrome Limited (3)
- 21.1 - Subsidiaries of the Company (*)
- 23.1 - Consent of Independent Registered Public Accounting Firm (*)
- 24 - Power of Attorney (*)
- 31.1 - Rule 13a-14(a)/15d-14(a) Certification executed by the Company's principal executive officer (*)
- 31.2 - Rule 13a-14(a)/15d-14(a) Certification executed by the Company's principal financial officer (*)
- 32 - Section 1350 Certification (*)
- 95 Information Concerning Mine Safety Violations (*)

(1) Incorporated by reference to the exhibit so designated filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

(2) Incorporated by reference to the exhibit so designated filed with the Company's Current Report on Form 8-K filed on May 27, 2005.

(3) Incorporated by reference to the exhibit so designated filed with the Company's Registration Statement on Form S-1 (Registration No. 33-51292), originally filed on August 25, 1992.

(4) Incorporated by reference to the exhibit so designated filed with the Company's Registration Statement on Form S-1 (Registration No. 33-59510), originally filed on March 15, 1993.

(5) Incorporated by reference to exhibit 10.1 filed with the Company's Current Report on Form 8-K/A filed on December 1, 2006.

(6) Incorporated by reference to the exhibit 10.1 filed with the Company's Current Report on form 8-K filed on July 27, 2010
(7) Incorporated by reference to exhibit 10.5 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
(8) Incorporated by reference to exhibit 10.6(a) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 209.
(9) Incorporated by reference to exhibit 10.6 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
(10) Incorporated by reference to exhibit 10.7(a) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(11) Incorporated by reference to exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on May 8, 2009.
(12) Incorporated by reference to exhibit 10.7 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004.
(13) Incorporated by reference to exhibit 10.8 filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2008.
(14) Incorporated by reference to exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on May 11, 2009.
(15) Incorporated by reference to exhibit 10.14 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
(16) Incorporated by reference to exhibit 10.10 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2007.
(17) Incorporated by reference to exhibit 10.12(b) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(18) Incorporated by reference to exhibit 10.12(c) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(19) Incorporated by reference to exhibit 10.12(d) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(20) Incorporated by reference to exhibit 10.12(e) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(21) Incorporated by reference to exhibit 10.12(f) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2010.
(22) Incorporated by reference to exhibit 10.13 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(23) Incorporated by reference to exhibit 10.12 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2007.
(24) Incorporated by reference to exhibit 10.14(a) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(25) Incorporated by reference to exhibit 10.14(b) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(26) Incorporated by reference to exhibit 10.14(c) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2010.
(27) Incorporated by reference to exhibit 10.1 filed with the Company's Quarterly Report on Form 10-Q for the period ended October 2, 2011.
(28) Incorporated by reference to exhibit 10.15 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(29) Incorporated by reference to exhibit 10.14 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
(30) Incorporated by reference to exhibit 10.16(a) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.
(31) Incorporated by reference to exhibit 10.17 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2010.
(32) Incorporated by reference to exhibit 10.1 filed with the Company's Quarterly Report on Form 10-Q for the period ended April 4, 2010.
(33) Incorporated by reference to the exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on October 11, 2006.

(*) Filed herewith.
(+) Management contract or compensatory plan or arrangement required to be filed pursuant to Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/Joseph C. Muscari
Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

February 24, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Joseph C. Muscari Joseph C. Muscari	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 24, 2012
/s/ Douglas T. Dietrich Douglas T. Dietrich	Senior Vice President-Finance and Treasury, Chief Financial Officer (principal financial officer)	February 24, 2012
/s/ Michael A. Cipolla Michael A. Cipolla	Vice President - Controller and Chief Accounting Officer (principal accounting officer)	February 24, 2012

SIGNATURE	TITLE	DATE
* Paula H. J. Cholmondeley	Director	February 24, 2012
* Robert L. Clark	Director	February 24, 2012
* Duane R. Dunham	Director	February 24, 2012
* Steven J. Golub	Director	February 24, 2012
* Michael F. Pasquale	Director	February 24, 2012
* John T. Reid	Director	February 24, 2012
* Marc E. Robinson	Director	February 24, 2012
* William C. Stivers	Director	February 24, 2012
* Barbara Smith	Director	February 24, 2012

* By: /s/ Thomas J. Meek
Thomas J. Meek
Attorney-in-Fact

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 395,152	$ 367,827
Short-term investments, at cost which approximates market	18,494	16,707
Accounts receivable, less allowance for doubtful accounts: 2011 - $3,008; 2010 - $2,440	194,317	181,128
Inventories	90,760	86,464
Prepaid expenses and other current assets	21,566	23,446
Total current assets	720,289	675,572
Property, plant and equipment, less accumulated depreciation and depletion	318,134	332,797
Goodwill	64,671	67,156
Other assets and deferred charges	61,861	40,580
Total assets	$ 1,164,955	$ 1,116,105
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 5,846	$ 4,611
Current maturities of long-term debt	8,552	--
Accounts payable	103,354	80,728
Income taxes payable	5,334	6,606
Accrued compensation and related items	33,026	31,670
Restructuring liabilities	1,411	3,484
Other current liabilities	23,379	28,138
Total current liabilities	180,902	155,237
Long-term debt	85,449	92,621
Accrued pension and postretirement benefits	97,318	48,563
Other non-current liabilities	33,266	36,989
Total liabilities	396,935	333,410
Commitments and contingent liabilities (Notes 17 and 18)		
Shareholders' equity:		
Preferred stock, without par value; 1,000,000 shares authorized; none issued	--	--
Common stock at par, $0.10 par value; 100,000,000 shares authorized; issued 29,134,244 shares in 2011 and 28,969,244 shares in 2010	2,913	2,897
Additional paid-in capital	335,134	323,235
Retained earnings	963,130	899,211
Accumulated other comprehensive income (loss)	(45,331)	(3,590)
Less common stock held in treasury, at cost; 11,479,279 shares in 2011 and 10,670,693 shares in 2010	(514,234)	(466,230)
Total MTI shareholders' equity	741,612	755,523
Non-controlling interest	26,408	27,172
Total shareholders' equity	768,020	782,695
Total liabilities and shareholders' equity	$ 1,164,955	$ 1,116,105

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF OPERATION
(thousands of dollars, except per share data)

	Year Ended December 31,		
	2011	**2010**	**2009**
Net sales	$ 1,044,853	$ 1,002,354	$ 907,321
Cost of goods sold	832,657	793,161	751,503
Production margin	212,196	209,193	155,818
Marketing and administrative expenses	92,058	90,474	91,075
Research and development expenses	19,330	19,577	19,941
Impairment of assets	--	--	39,831
Restructuring and other costs	470	865	22,024
Income (loss) from operations	100,338	98,277	(17,053)
Interest income	3,907	2,765	2,874
Interest expense	(3,254)	(3,336)	(3,490)
Foreign exchange gains (losses)	(1,211)	324	(2,452)
Other income (deductions)	(2,040)	819	(3,019)
Non-operating income (deductions), net	(2,598)	572	(6,087)
Income (loss) from continuing operation before provision (benefit) for taxes on income	97,740	98,849	(23,140)
Provision (benefit) for taxes on income	27,486	28,963	(5,387)
Income (loss) from continuing operations, net of tax	70,254	69,886	(17,753)
Income (loss) from discontinued operations, net of tax	--	--	(3,151)
Consolidated net income (loss)	70,254	69,886	(20,904)
Less: Net income attributable to non-controlling interests	(2,733)	(3,017)	(2,892)
Net income (loss) attributable to Minerals Technologies Inc. (MTI)	$ 67,521	$ 66,869	$ (23,796)
Earnings per share:			
Basic:			
Income (loss) from continuing operations attributable to MTI	$ 3.75	$ 3.59	$ (1.10)
Income (loss) from discontinued operations attributable to MTI	--	--	(0.17)
Basic earnings (loss) per share attributable to MTI	$ 3.75	$ 3.59	$ (1.27)
Diluted:			
Income (loss) from continuing operations attributable to MTI	$ 3.73	$ 3.58	$ (1.10)
Income (loss) from discontinued operations attributable to MTI	--	--	(0.17)
Diluted earnings (loss) per share attributable to MTI	$ 3.73	$ 3.58	$ (1.27)

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars)

	Year Ended December 31,		
	2011	2010	2009
Operating Activities			
Consolidated net income (loss)	$ 70,254	$ 69,886	$ (20,904)
Income (loss) from discontinued operations	--	--	(3,151)
Income (loss) from continuing operations	70,254	69,886	(17,753)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation, depletion and amortization	58,223	63,981	72,401
Impairment of assets	--	--	39,831
Pension settlement loss and amortization	--	--	18,833
Loss on disposal of property, plant and equipment	288	941	793
Deferred income taxes	1,250	1,772	(23,989)
Provision for bad debts	878	49	1,271
Stock-based compensation	7,237	5,860	5,780
Other non-cash items	41	189	--
Changes in operating assets and liabilities			
Accounts receivable	(14,186)	(7,577)	(7,680)
Inventories	(7,340)	(3,713)	58,835
Prepaid expenses and other current assets	(5,787)	3,164	8,558
Pension plan funding	(6,650)	(8,466)	(8,642)
Accounts payable	24,824	6,351	5,455
Restructuring liabilities	(2,550)	(4,741)	1,442
Income taxes payable	(712)	6,829	2,090
Tax benefits related to stock incentive programs	166	136	42
Other	7,723	7,758	(778)
Net cash provided by continuing operations	133,659	142,419	156,489
Net cash provided by discontinued operations	--	--	4,340
Net cash provided by operations	133,659	142,419	160,829
Investing Activities			
Purchases of property, plant and equipment	(52,060)	(34,518)	(26,591)
Purchases of short-term investments	(12,423)	(10,738)	(7,144)
Proceeds from sales of short-term investments	9,380	4,125	10,052
Proceeds from disposal of property, plant and equipment	78	39	838
Net cash used in investing activities - continuing operations	(55,025)	(41,092)	(22,845)
Net cash provided by investing activities - discontinued operations	--	--	4,428
Net cash used in investing activities	(55,025)	(41,092)	(18,417)
Financing Activities			
Issuance of long-term debt	1,596	--	--
Repayment of long-term debt	(275)	(4,600)	(4,000)
Net issuance (repayment) of short-term debt	2,030	(1,331)	(8,249)
Purchase of common shares for treasury	(48,004)	(27,922)	--
Cash dividends paid	(3,601)	(3,720)	(3,743)
Proceeds from issuance of stock under option plan	5,912	1,086	172
Excess tax benefits related to stock incentive programs	6	53	12
Net cash used in financing activities	(42,336)	(36,434)	(15,808)
Effect of exchange rate changes on cash and cash equivalents	(8,973)	(8,012)	2,466
Net increase in cash and cash equivalents	27,325	56,881	129,070
Cash and cash equivalents at beginning of year	367,827	310,946	181,876
Cash and cash equivalents at end of year	$ 395,152	$ 367,827	$ 310,946
Non-cash Investing and Financing Activities:			
Treasury stock purchases settled after year-end	$ --	$ 2,069	$ --

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Equity Attributable to MTI						
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interests	Total
Balance as of December 31,2008	$ 2,883	$ 312,972	$ 863,601	$ (31,634)	$ (436,238)	$ 23,247	$ 734,831
Comprehensive Income (loss):							
Net income(loss)	--	--	(23,796)	--	--	2,892	(20,904)
Currency translation adjustment	--	--	--	23,479	--	873	24,352
Unamortized gains and prior service cost	--	--	--	12,789	--	--	12,789
Cash flow hedge:							
Net derivative losses arising during the year	--	--	--	(1,548)	--	--	(1,548)
Reclassification adjustment	--	--	--	107	--	--	107
Total comprehensive income (loss)	--	--	(23,796)	34,827	--	3,765	14,796
Dividends declared	--	--	(3,743)	--	--	--	(3,743)
Dividends to non-controlling interests	--	--	--	--	--	(3,430)	(3,430)
Employee benefit transactions	5	322	--	--	--	--	327
Income tax benefit arising from employee stock option plans	--	56	--	--	--	--	56
Stock-based compensation	--	4,906	--	--	--	--	4,906
Balance as of December 31, 2009	$ 2,888	$ 318,256	$ 836,062	$ 3,193	$ (436,238)	$ 23,582	$ 747,743
Comprehensive Income (loss):							
Net income	--	--	66,869	--	--	3,017	69,886
Currency translation adjustment	--	--	--	(9,195)	--	1,022	(8,173)
Unamortized gains and prior service cost	--	--	--	347	--	--	347
Cash flow hedge:							
Net derivative gains arising during the year	--	--	--	2,020	--	--	2,020
Reclassification adjustment	--	--	--	45	--	--	45
Total comprehensive income (loss)	--	--	66,869	(6,783)	--	4,039	64,125
Dividends declared			(3,720)				(3,720)
Dividends to non-controlling interests	--	--	--	--	--	(449)	(449)
Employee benefit transactions	9	1,231	--	--	--	--	1,240
Income tax benefit arising from employee stock option plans	--	189	--	--	--	--	189
Stock-based compensation	--	3,559	--	--	--	--	3,559
Purchase of Common Stock for Treasury	--	--	--	--	(29,992)	--	(29,992)
Balance as of December 31, 2010	$ 2,897	$ 323,235	$ 899,211	$ (3,590)	$ (466,230)	$ 27,172	$ 782,695
Comprehensive Income (loss):							
Net income	--	--	67,521	--	--	2,733	70,254
Sale of controlling interest	--	--	--	--	--	(820)	(820)
Currency translation adjustment	--	--	--	(16,687)	--	(878)	(17,565)
Unamortized losses and prior service cost	--	--	--	(25,630)	--	--	(25,630)
Cash flow hedge:							
Net derivative gains arising during the year	--	--	--	529	--	--	529
Reclassification adjustment	--	--	--	47	--	--	47
Total comprehensive income (loss)	--	--	67,521	(41,741)	--	1,035	26,815
Dividends declared			(3,602)				(3,602)
Dividends to non-controlling interests	--	--	--	--	--	(1,799)	(1,799)
Employee benefit transactions	16	5,895	--	--	--	--	5,911
Income tax benefit arising from employee stock option plans	--	172	--	--	--	--	172
Stock-based compensation	--	5,832	--	--	--	--	5,832
Purchase of common stock for treasury	--	--	--	--	(48,004)	--	(48,004)
Balance as of December 31, 2011	$ 2,913	$ 335,134	$ 963,130	$ (45,331)	$ (514,234)	$ 26,408	$ 768,020

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Minerals Technologies Inc. (the "Company") and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications were made to prior year amounts to conform to current year presentation.

Use of Estimates

The Company employs accounting policies that are in accordance with U.S. generally accepted accounting principles and require management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates include those related to allowance for doubtful accounts, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plan assumptions, income tax, valuation allowances, and litigation and environmental liabilities. Actual results could differ from those estimates.

Business

The Company is a resource- and technology-based company that develops, produces and markets on a worldwide basis a broad range of specialty mineral, mineral-based products and related systems and technologies. The Company's products are used in the manufacturing processes of the paper and steel industries, as well as by the building materials, polymers, ceramics, paints and coatings, and other manufacturing industries.

Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Short-term investments consist of financial instruments with original maturities beyond three months, but less than twelve months. Short-term investments amounted to $18.5 million and $16.7 million at December 31, 2011 and 2010, respectively.

Trade Accounts Receivable

Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and specific allowances for bankrupt customers. The Company also analyzes the collection history and financial condition of its other customers, considering current industry conditions and determines whether an allowance needs to be established. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days based on payment terms are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Additionally, items such as idle facility expense, excessive spoilage, freight handling costs, and re-handling costs are recognized as current period charges. The allocation of fixed production overheads to the costs of conversion are based upon the normal capacity of the production facility. Fixed overhead costs associated with idle capacity are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant improvements are capitalized, while maintenance and repair expenditures are charged to operations as incurred. The Company capitalizes interest cost as a component of construction in progress. In general, the straight-line method of depreciation is used for financial reporting purposes. The annual rates of depreciation are 3% - 6.67% for buildings, 6.67% - 12.5% for machinery and equipment, 8% - 12.5% for furniture and fixtures and 12.5% - 25% for computer equipment and software-related assets. The estimated useful lives of our PCC production facilities and machinery and equipment pertaining to our natural stone mining and processing plants and our chemical plants are 15 years.

Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue, which does not necessarily coincide with the remaining term of a customer's contractual obligation to purchase products made using those assets. The Company's sales of PCC are predominantly pursuant to long-term evergreen contracts, initially ten years in length, with paper mills at which the Company operates satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. Failure of a PCC customer to renew an agreement or continue to purchase PCC from a Company facility could result in an impairment of assets charge or accelerated depreciation at such facility.

Depletion of mineral reserves is determined on a unit-of-extraction basis for financial reporting purposes, based upon proven and probable reserves, and on a percentage depletion basis of tax purposes.

Stripping Costs Incurred During Production

Stripping costs are those costs incurred for the removal of waste materials for the purpose of accessing ore body that will be produced commercially. Stripping costs incurred during the production phase of a mine are variable costs that are included in the costs of inventory produced during the period that the stripping costs are incurred.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows (excluding interest), resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead assessed for impairment. Intangible assets with estimable useful lives are amortized over their respective estimated lives to the estimated residual values, and reviewed for impairment.

In 2011, the Company performed a qualitative assessment for each of its reporting units to determine if the two step process for impairment testing was required. If the Company had determined that it was more likely than not that the fair value of a reporting unit was less than its carrying amount, the Company would then have evaluated the recoverability of goodwill using a two-step impairment test approach at the reporting unit level, as it had done in years prior. In the first step, the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than book value, a second step is performed which compares the fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting unit and the net fair values of the identifiable assets and liabilities of such reporting unit. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

Accounting for Asset Retirement Obligations

The Company provides for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company also provides for legal obligations to perform asset retirement activities where timing or methods of settlement are conditional on future events.

Fair Value of Financial Instruments

The recorded amounts of cash and cash equivalents, receivables, short-term borrowings, accounts payable, accrued interest, and variable-rate long-term debt approximate fair value because of the short maturity of those instruments or the variable nature of underlying interest rates. Short-term investments are recorded at cost, which approximates fair market value.

Derivative Financial Instruments

The Company records derivative financial instruments which are used to hedge certain foreign exchange risk at fair value on the balance sheet. See Note 11 for a full description of the Company's hedging activities and related accounting policies.

Revenue Recognition

Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of the Company's PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Under those contracts the price billed to the customer for shipments during the year is based on periodic estimates of the total annual volume that will be sold to such customer. Revenues are adjusted at the end of each year to reflect the actual volume sold. The Company also has consignment arrangements with certain customers in our Refractories segment. Revenues for these transactions are recorded when the consigned products are consumed by the customer.

Revenues from sales of equipment are recorded upon completion of installation and receipt of customer acceptance. Revenues from services are recorded when the services have been performed.

Foreign Currency
The assets and liabilities of the Company's international subsidiaries are translated into U.S. dollars using exchange rates at the respective balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss) in shareholders' equity. Income statement items are generally translated at monthly average exchange rates prevailing during the period. International subsidiaries operating in highly inflationary economies translate non-monetary assets at historical rates, while net monetary assets are translated at current rates, with the resulting translation adjustments included in net income. At December 31, 2011, the Company had no international subsidiaries operating in highly inflationary economies.

Income Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company operates in multiple taxing jurisdictions, both within the U.S. and outside the U.S. In certain situations, a taxing authority may challenge positions that the Company has adopted in its income tax filings. The Company regularly assesses its tax position for such transactions and includes reserves for those differences in position. The reserves are utilized or reversed once the statute of limitations has expired or the matter is otherwise resolved.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations. The Company's accounting policy is to recognize interest and penalties as part of its provision for income taxes. See Note 5 to the consolidated financial statements, "Income Taxes," for additional detail on our uncertain tax positions.

The accompanying financial statements generally do not include a provision for U.S. income taxes on international subsidiaries' unremitted earnings, which are expected to be permanently reinvested overseas.

Research and Development Expenses
Research and development expenses are expensed as incurred.

Accounting for Stock-Based Compensation
The Company recognizes compensation expense for share-based awards based upon the grant date fair value over the vesting period.

Pension and Post-retirement Benefits
The Company has defined benefit pension plans covering the majority of its employees. The benefits are generally based on years of service and an employee's modified career earnings.

The Company also provides post-retirement healthcare benefits for the majority of its retirees and employees in the United States. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefits.

Environmental
Expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when it is probable the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated.

Earnings Per Share
Basic earnings per share have been computed based upon the weighted average number of common shares outstanding during the period.

Diluted earnings per share have been computed based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.

Subsequent events
The Company has evaluated for subsequent events through the date of issuance of its financial statements.

Noncontrolling Interests
In 2009, the Company adopted the provisions of a standard issued by the Financial Accounting Standards Board ("FASB") on Noncontrolling Interests. The income statement was revised to separately present consolidated net income, which now includes the amounts attributable to the Company plus noncontrolling interests and net income attributable solely to the Company. Additionally, noncontrolling interests are considered a component of equity for all periods presented. Prior year presentations have been restated to conform with the new statement. All income attributable to noncontrolling interests for the periods presented was from continuing operations. In the third quarter of 2011, the Company divested a 50% interest in its Refractories joint venture in Korea. As a result, the Company now has a 20% equity interest in this entity and will account for this investment using the equity method. There were no other changes in MTI's ownership interest for the period ended December 31, 2011 as compared with December 31, 2010.

Note 2. Stock-Based Compensation

The Company has a 2001 Stock Award and Incentive Plan (the "Plan"), which provides for grants of incentive and non-qualified stock options, restricted stock, stock appreciation rights, stock awards or performance unit awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options granted under the Plan generally have a ten year term. The exercise price for stock options are at prices at or above the fair market value of the common stock on the date of the grant, and each award of stock options will vest ratably over a specified period, generally three years.

Stock-based compensation expense is recognized in the consolidated financial statements for stock options based on the grant date fair value.

Net income (loss) for years ended 2011, 2010 and 2009 include $2.7 million, $2.0 million and $2.2 million pretax compensation costs, respectively, related to stock option expense as a component of marketing and administrative expenses. All stock option expense is recognized in the consolidated statements of operations. The related tax benefit included in the statement of operations on the non-qualified stock options is $1.1 million, $0.8 million and $0.9 million for 2011, 2010 and 2009, respectively.

The benefits of tax deductions in excess of the tax benefit from compensation costs that were recognized or would have been recognized are classified as financing inflows on the consolidated statement of cash flows.

Stock Options

The fair value of options granted is estimated on the date of grant using the Black-Scholes valuation model. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. The forfeiture rate assumption used for the period ended December 31, 2011 was approximately 6.87%.

The weighted average grant date fair value for stock options granted during the years ended December 31, 2011, 2010 and 2009 was $22.06, $16.32 and $11.86, respectively. The weighted average grant date fair value for stock options vested during 2011, 2010 and 2009 was $15.17, $17.01 and $20.15, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2010 and 2009 was $1.7 million, $0.5 million and $0.1 million, respectively.

The fair value for stock awards was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Expected life (years)	6.3	6.3	6.3
Interest rate	2.46%	2.92%	1.87%
Volatility	30.93%	28.80%	28.01%
Expected dividend yield	0.31%	0.41%	0.50%

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, based upon contractual terms, vesting schedules, and expectations of future employee behavior. The expected stock-price volatility is based upon the historical and implied volatility of the Company's stock. The interest rate is based upon the implied yield on U.S. Treasury bills with an equivalent remaining term. Estimated dividend yield is based upon historical dividends paid by the Company.

The following table summarizes stock option activity for the year ended December 31, 2011:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance December 31, 2010	820,030	$ 52.11		
Granted	122,323	64.12		
Exercised	(120,598)	50.02		
Canceled	(34,768)	53.59		
Balance December 31, 2011	786,987	$ 54.19	5.71	$ 10,087
Exercisable, December 31, 2011	559,670	$ 54.16	4.63	$ 2,639

The aggregate intrinsic value above is calculated before applicable income taxes, based on the Company's closing stock price of $56.53 as of the last business day of the period ended December 31, 2011 had all options been exercised on that date. The weighted average intrinsic value of the options exercised during 2011, 2010 and 2009 was $14.30, $16.06 and $18.50 per share, respectively. As of December 31, 2011, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $1.5 million, which is expected to be recognized over a weighted average period of approximately three years.

The Company issues new shares of common stock upon the exercise of stock options.

Non-vested stock option activity for the year ended December 31, 2011 is as follows:

	Shares	Weighted Average Exercise Price Per Share
Nonvested options outstanding at December 31, 2010	269,315	$ 47.13
Options granted	122,323	64.12
Options vested	(133,864)	48.76
Options forfeited	(30,457)	54.78
Nonvested options outstanding, December 31, 2011	227,317	$ 54.29

The following table summarizes additional information concerning options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/11	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/11	Weighted Average Exercise Price
$ 38.620 - $ 49.505	302,241	6.4	$ 44.69	183,199	$ 44.24
$ 50.785 - $ 59.330	158,162	2.8	$ 54.09	154,402	$ 54.09
$ 60.195 - $ 69.315	326,584	6.5	$ 63.04	222,069	$ 62.38
$ 38.620 - $ 69.315	786,987	5.2	$ 54.19	559,670	$ 54.15

Restricted Stock

The Company has granted certain corporate officers rights to receive shares of the Company's common stock under the Company's 2001 Stock Award and Incentive Plan (the "Plan"). The rights will be deferred for a specified number of years of service, subject to restrictions on transfer and other conditions. Compensation expense for these shares is recognized over the vesting period. The Company granted 68,489 shares, 78,320 shares and 101,400 shares for the periods ended December 31, 2011, 2010 and 2009, respectively. The fair value was determined based on the market value of unrestricted shares. As of December 31, 2011, there was unrecognized stock-based compensation related to restricted stock of $2.7 million, which will be recognized over approximately the next three years. The compensation expense amortized with respect to all units was approximately $4.6 million, $3.8 million and $4.2 million for the periods ended December 31, 2011, 2010 and 2009, respectively. In addition, the Company recorded reversals of $0.1 million, $0.1 million and $0.6 million for periods ended December 31, 2011, 2010 and 2009, respectively, related to restricted stock forfeitures. Such costs and reversals are included in marketing and administrative expenses. There were 47,123 restricted stock shares that vested for the year ended December 31, 2011.

The following table summarizes the restricted stock activity for the Plan:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2010	150,270	$ 47.19
Granted	68,489	$ 64.17
Vested	(47,123)	$ 63.98
Canceled	(45,624)	$ 60.44
Unvested balance at December 31, 2011	126,012	$ 54.42

Note 3. Earnings Per Share (EPS)

(thousands, except per share amounts)	2011	2010	2009
Basic EPS			
Income (loss) from continuing operations attributable to MTI	$ 67,521	$ 66,869	$ (20,645)
Income (loss) from discontinued operations attributable to MTI	--	--	(3,151)
Net income (loss) attributable to MTI	$ 67,521	$ 66,869	$ (23,796)
Weighted average shares outstanding	18,009	18,614	18,724
Basic earnings (loss) per share from continuing operations attributable to MTI	$ 3.75	$ 3.59	$ (1.10)
Basic earnings (loss) per share from discontinued operations attributable to MTI	--	--	(0.17)
Basic earnings (loss) per share attributable to MTI	$ 3.75	$ 3.59	$ (1.27)

Diluted EPS	2011	2010	2009
Income (loss) from continuing operations attributable to MTI	$ 67,521	$ 66,869	$ (20,645)
Income (loss) from discontinued operations attributable to MTI	--	--	(3,151)
Net income (loss) attributable to MTI	$ 67,521	$ 66,869	$ (23,796)
Weighted average shares outstanding	18,009	18,614	18,724
Dilutive effect of stock options	109	79	--
Weighted average shares outstanding, adjusted	18,118	18,693	18,724
Diluted earnings (loss) per share from continuing operations	$ 3.73	$ 3.58	$ (1.10)
Diluted earnings (loss) per share from discontinued operations	--	--	(0.17)
Diluted earnings (loss) per share	$ 3.73	$ 3.58	$ (1.27)

Options to purchase 109,032 shares, 96,801 shares and 322,933 shares of common stock for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively, were not included in the computation of diluted earnings per share because they were anti-dilutive, as the exercise prices of the options were greater than the average market price of the common shares. Additionally, the weighted average diluted common shares outstanding for the year ended December 31, 2009 excludes the dilutive effect of stock options and restricted stock, as inclusion of these would be anti-dilutive. Approximately, 55,000 common share equivalents were not included in the computation of diluted earnings per share for the period ended December 31, 2009.

Note 4. Discontinued Operations

During the second quarter of 2009, the Company recorded impairment of asset charges of $5.6 million, net of tax, to recognize the lower market value of its Mt. Vernon, Indiana facility. On October 26, 2009, the Company sold this facility for the approximate amount of the net book value of the assets.

The following table details selected financial information for the discontinued operations in the consolidated statements of operations for fiscal years ended December 31, 2009. There were no discontinued operations in the fiscal years ended December 31, 2011 and December 31. 2010. The amounts exclude general corporate overhead and interest expense which were previously allocated to the entities comprising discontinued operations.

Thousands of Dollars	2009
Net sales	$ 15,600
Production margin	1,148
Expenses	582
Impairment of assets	5,778
Restructuring and other costs	--
Gain on sale of assets	239
Income (loss) from operations	$ (4,973)
Other income	--
Foreign currency translation loss from liquidation of investment	--
Provision (benefit) for taxes on income	(1,822)
Income (loss) from discontinued operations, net of tax	$ (3,151)

Note 5. Income Taxes

Income (loss) from continuing operations before provision (benefit) for taxes and discontinued operations by domestic and foreign source is as follows:

Thousands of Dollars	2011	2010	2009
Domestic	$ 46,950	$ 49,484	$ (29,766)
Foreign	50,790	49,365	6,626
Income (loss) from continuing operations before provision (benefit) for income taxes	$ 97,740	$ 98,849	$ (23,140)

The provision (benefit) for taxes on income consists of the following:

Thousands of Dollars	2011	2010	2009
Domestic			
Taxes currently payable			
Federal	$ 11,793	$ 12,287	$ 7,628
State and local	2,145	1,861	68
Deferred income taxes	(1,886)	411	(23,722)
Domestic tax provision (benefit)	12,052	14,559	(16,026)
Foreign			
Taxes currently payable	12,298	13,043	10,906
Deferred income taxes	3,136	1,361	(267)
Foreign tax provision	15,433	14,404	10,639
Total tax provision (benefit)	$ 27,486	$ 28,963	$ (5,387)

The provision for taxes on income shown in the previous table is classified based on the location of the taxing authority, regardless of the location in which the taxable income is generated.

The major elements contributing to the difference between the U.S. federal statutory tax rate and the consolidated effective tax rate are as follows:

Percentages	2011	2010	2009
U.S. statutory tax rate	35.0%	35.0%	(35.0) %
Depletion	(4.1)	(3.8)	(13.9)
Difference between tax provided on foreign earnings and the U.S. statutory rate	(1.0)	(3.1)	4.3
Change in Mexican law	(0.2)	0.3	6.4
State and local taxes, net of Federal tax benefit	1.2	1.2	(12.1)
Tax credits and foreign dividends	(0.1)	(0.1)	(1.4)
Change in valuation allowance	(1.2)	(0.1)	27.0
Impact of uncertain tax positions	(2.8)	(1.5)	0.1
Other	1.3	1.4	1.3
Consolidated effective tax rate	28.1%	29.3%	(23.3) %

The Company believes that its accrued liabilities are sufficient to cover its U.S. and foreign tax contingencies. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Thousands of Dollars	2011	2010
Deferred tax assets:		
Accrued expenses	$ 9,752	$ 13,890
Net operating loss carry forwards	11,083	10,725
Pension and post-retirement benefits costs	40,584	19,857
Other	11,163	10,990
Valuation allowance.	(6,860)	(6,276)
Total deferred tax assets	$ 65,722	$ 49,186

Thousands of Dollars	2011	2010
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$ 4,832	$ 6,203
Intangible assets	11,387	10,527
Mexican tax recapture	1,021	1,549
Other	4,067	2,000
Total deferred tax liabilities	21,307	20,279
Net deferred tax assets	$ (44,415)	$ (28,907)

The current and long-term portion of net deferred tax assets is as follows:

Thousands of Dollars	2011	2010
Net deferred tax assets, current	$ (4,903)	$ (8,378)
Net deferred assets, long term	(39,512)	(20,529)
	$ (44,415)	$ (28,907)

The current portion of the net deferred tax assets is included in prepaid expenses and other current assets. The long-term portion of the net deferred tax assets are included in other assets and deferred charges.

The Company has $6.7 million of deferred tax assets arising from tax loss carry forwards which will be realized through future operations. Carry forwards of approximately $1.8 million expire over the next 20 years, and $4.9 million can be utilized over an indefinite period.

On December 31, 2011, the Company had $3.9 million of total unrecognized tax benefits. Included in this amount were a total of $2.3 million of unrecognized income tax benefits that, if recognized, would affect the Company's effective tax rate. While it is expected that the amount of unrecognized tax benefits will change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or the financial position of the Company.

The following table summarizes the activity related to our unrecognized tax benefits:

(Thousands of Dollars)	2011	2010
Balance as of January 1, 2011	$ 6,473	$ 8,496
Increases related to current year positions	563	329
Decreases related to new judgments	(373)	--
Decreases related to audit settlements and statute expirations	(2,751)	(2,234)
Other	--	(118)
Balance as of December 31, 2011	$ 3,912	$ 6,473

The Company's accounting policy is to recognize interest and penalties accrued, relating to unrecognized income tax benefits as part of its provision for income taxes. The Company had a net reversal of $1.1 million of interest and penalties during 2011 and had a total accrued balance on December 31, 2011 of $0.7 million.

The Company operates in multiple taxing jurisdictions, both within and outside the U.S. In certain situations, a taxing authority may challenge positions that the Company has adopted in its income tax filings. The Company, with a few exceptions (none of which are material), is no longer subject to U.S. federal, state, local, and European income tax examinations by tax authorities for years prior to 2006.

Net cash paid for income taxes were $31.9 million, $24.9 million and $14.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has not provided for U.S. federal and foreign withholding taxes on $317.2 million of foreign subsidiaries' undistributed earnings as of December 31, 2011 because such earnings are intended to be permanently reinvested overseas. To the extent the parent company has received foreign earnings as dividends; the foreign taxes paid on those earnings have generated tax credits, which have substantially offset related U.S. income taxes. However, in the event that the entire $317.2 million of foreign earnings were to be repatriated, incremental taxes may be incurred. We do not believe this amount would be more than $39.2 million.

Note 6. Inventories

The following is a summary of inventories by major category:

Thousands of Dollars	2011	2010
Raw materials	$ 38,510	$ 34,862
Work in process	6,044	6,448
Finished goods	26,055	25,757
Packaging and supplies	20,151	19,397
Total inventories	$ 90,760	$ 86,464

Note 7. Property, Plant and Equipment

The major categories of property, plant and equipment and accumulated depreciation and depletion are presented below:

Thousands of Dollars	2011	2010
Land	$ 27,370	$ 27,334
Quarries/mining properties	39,596	39,596
Buildings	147,115	144,348
Machinery and equipment	911,753	918,450
Construction in progress	31,060	13,438
Furniture and fixtures and other	91,755	95,256
	1,248,649	1,238,422
Less: Accumulated depreciation and depletion	(930,515)	(905,625)
Property, plant and equipment, net	$ 318,134	$ 332,797

Depreciation and depletion expense for the years ended December 31, 2011, 2010 and 2009 was $55.9 million, $61.2 million and $69.0 million, respectively.

Note 8. Restructuring Costs

2007 Restructuring Program

In the third quarter of 2007, as a result of a change in management and deteriorating financial performance, the Company conducted an in-depth review of all its operations and developed a new strategic focus. The Company initiated a plan to realign its business operations to improve profitability and increase shareholder value by exiting certain businesses and consolidating some product lines. The restructuring resulted in a total workforce reduction of approximately 250, which has been completed.

A reconciliation of the restructuring liability for this program, as of December 31, 2011, is as follows:

(millions of dollars)	Balance as of December 31, 2010	Additional Provisions (Reversals)	Cash Expenditures	Balance as of December 31, 2011
Contract termination costs	$ 1.3	$ (0.2)	$ (0.3)	$ 0.8
Other exit costs	--	0.9	(0.9)	--
	$ 1.3	$ 0.7	$ (1.2)	$ 0.8

In the first quarter of 2011, the Company recorded additional restructuring costs associated with our 2007 restructuring of our PCC facility in Germany.

Approximately $1.2 million and $0.4 million in severance payments were paid in 2011 and 2010, respectively. A restructuring liability of $0.8 million remains at December 31, 2011. Such amounts will be funded from operating cash flows.

2009 Restructuring Program

In the second quarter of 2009, the Company initiated a program to improve efficiencies through the consolidation of manufacturing operations and reduction of costs.

The restructuring program reduced the current workforce by approximately 200 employees worldwide. This reduction in force relates to plant consolidations as well as a streamlining of the corporate and divisional management structures to operate more efficiently. This program has been completed.

A reconciliation of the restructuring liability for this program, as of December 31, 2011, is as follows:

(millions of dollars)	Balance as of December 31, 2010	Additional Provisions (Reversals)	Cash Expenditures	Balance as of December 31, 2011
Severance and other employee benefits	$ 2.0	$ (0.6)	$ (1.3)	$ 0.1
	$ 2.0	$ (0.6)	$ (1.3)	$ 0.1

Approximately $1.3 million and $3.5 million in severance payments were paid in 2011 and 2010, respectively. The remaining liability of $0.1 million will be funded from operating cash flows.

Other Restructuring

In the fourth quarter of 2011, the Company recorded restructuring charges of the shutdown of its Anjalankoski, Finland satellite facility in connection with the announced closure of the paper mill at that location.

In the fourth quarter of 2009, the Company recorded restructuring charges for the shutdown of its Franklin, Va. satellite facility in connection with the announced closure of the paper mill at that location.

A reconciliation of the restructuring liability for these closures, as of December 31, 2011, is as follows:

(millions of dollars)	Balance as of December 31, 2010	Additional Provisions	Cash Expenditures	Balance as of December 31, 2011
Severance and other employee benefits	$ 0.1	$ 0.4	$ --	$ 0.5
	$ 0.1	$ 0.4	$ --	$ 0.5

The remaining liability of $0.5 million will be funded from cash flows from operations, and the program is expected to be completed in 2012.

Note 9. Accounting for Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows (excluding interest) resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

In the second quarter of 2009, the Company initiated a restructuring program to improve efficiencies through the consolidation of operations and rationalization of certain product lines, and through the reduction of costs. As part of this program, the Company consolidated its Old Bridge, New Jersey operation into Bryan, Ohio and Baton Rouge, Louisiana, in order to improve operational efficiencies and reduce logistics for key raw materials, which resulted in an impairment of assets charge of $4.3 million; rationalized its North American specialty shapes product line resulting in an impairment of assets charge of $1.5 million; rationalized some of its European operations resulting in an impairment of assets charge of $2.2 million; recorded further impairment charges of $10.0 million related to its Asian refractory operations as a result of continued difficulties in market penetration and plans to consolidate its Asian operations and actively seek a regional alliance to aid in marketing its high value products; recognized impairment charges for refractory application equipment in North America of $3.7 million and Europe of $3.3 million due to customer underutilized assets under depressed volume conditions; recognized an impairment of $6.5 million related to the Company's PCC facility in Millinocket, Maine, which has been idle since September 2008 and where the start-up of the satellite facility became unlikely. As a result of this realignment, the Company recorded an impairment of assets charge of $37.5 million.

In the fourth quarter of 2009, the Company recorded an impairment of assets charge of $2.0 million for its satellite facility in Franklin, Virginia, due to the announced closure of the host mill at that location.

The following table reflects the major components of the impairment of assets charge recorded in 2009:

Impairment of assets:

(millions of dollars)	2009	Remaining Carrying Value Upon Impairment of Assets
Americas Refractories	$ 9.5	$ 0.3
European Refractories	11.8	0.8
Asian Refractories	10.0	11.6
North America Paper PCC	8.5	--
Total impairment	$ 39.8	$ 12.7

Included in the impairment of assets charge for Europe Refractories was a $6.0 million charge for certain intangible assets from its 2006 acquisition of a business in Turkey.

The remaining carrying value of the impaired assets was determined by estimating marketplace participant views of the discounted cash flows of the asset groups and, in the case of tangible assets, by estimating the market value of the assets, which due to the specialized and limited use nature of our equipment, is primarily driven by the value of the real estate. As the estimated discounted cash flows were determined to be negative under multiple scenarios, the highest and best use of the tangible asset groups was determined to be a sale of the underlying real estate. The fair value of the significant real estate holdings was based on independent appraisals.

The Company expected to realize annualized pre-tax depreciation savings of approximately $5 million related to the write-down of fixed assets. The Company recognized approximately $5.0 million and $2.4 million in depreciation savings in 2010 and 2009, respectively associated with this program.

Note 10. Goodwill and Other Intangible Assets

The carrying amount of goodwill was $64.7 million and $67.2 million as of December 31, 2011 and December 31, 2010, respectively. The net change in goodwill since December 31, 2010 was attributable to the effects of foreign exchange.

Acquired intangible assets subject to amortization included in other assets and deferred charges as of December 31, 2011 and December 31, 2010 were as follows:

(Millions of Dollars)	December 31, 2011		December 31, 2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and trademarks	$ 6.2	$ 4.0	$ 6.2	$ 3.5
Customer lists	2.7	1.5	2.7	1.2
	$ 8.9	$ 5.5	$ 8.9	$ 4.7

The weighted average amortization period for acquired intangible assets subject to amortization is approximately 15 years. Amortization expense was approximately $0.8 million, $0.5 million and $0.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. The estimated amortization expense is $0.6 million for each of the next five years through 2016.

Included in other assets and deferred charges is an additional intangible asset of approximately $0.9 million which represents the non-current unamortized amount paid to a customer in connection with contract extensions at seven satellite PCC facilities. In addition, a current portion of $0.4 million is included in prepaid expenses and other current assets. Such amounts will be amortized as a reduction of sales over the remaining lives of the customer contracts. Approximately $0.7 million, $1.0 million and $1.5 million was amortized in 2011, 2010 and 2009, respectively. Estimated amortization as a reduction of sales is as follows: 2012 - $0.4 million; 2013 - $0.4 million; 2014 - $0.4 million; 2015 - $0.1 million.

Note 11. Derivative Financial Instruments and Hedging Activities

The Company is exposed to foreign currency exchange rate fluctuations. As part of its risk management strategy, the Company uses forward exchange contracts (FEC) to manage its exposure to foreign currency risk on certain raw material purchases. The Company's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them. The Company has not entered into derivative instruments for any purpose other than to hedge certain expected cash flows. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and foreign currencies, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty will fail to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, it does not face any credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with major financial institutions.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate and forward exchange contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Based on established criteria, the Company designated its derivatives as cash flow hedges. The Company uses FEC's designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted inventory purchases. The Company had 1 open foreign exchange contract as of December 31, 2011.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The gains and losses associated with these forward exchange contracts are recognized into cost of sales. Gains and losses and hedge ineffectiveness associated with these derivatives were not significant.

Note 12. Short-term Investments

The composition of the Company's short-term investments are as follows:

(in millions of dollars)	**2011**	**2010**
Short-term Investments		
Short-term bank deposits	$ 18.5	$ 16.7

There were no unrealized holding gains and losses on the short-term bank deposits held at December 31, 2011.

Note 13: Fair Value of Financial Instruments

Fair value is an exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. The Company follows a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
- Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The Company primarily applies the income approach for foreign exchange derivatives for recurring fair value measurements and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2011, the Company held certain financial assets and liabilities that were required to be measured at fair value on a recurring basis. These consisted of the Company's derivative instruments related to foreign exchange rates and certain investment in money market funds. The fair values of foreign exchange rate derivatives are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets and are categorized as Level 2. The fair values of investments in money market funds are determined by quoted prices in active markets and are categorized as level 1. The Company does not have any financial assets or liabilities measured at fair value on a recurring basis categorized as Level 3 and there were no transfers in or out of Level 3 during the year ended December 31, 2011. There were also no changes to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2011. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

(in millions of dollars)	Assets (Liabilities) at Fair Value as of December 31, 2011		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Forward exchange contracts	$ --	$ 3.5	$ --
Money market funds	$ 134.7	$ --	$ --
Total	$ 134.7	$ 3.5	$ --

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2010

(in millions of dollars)	Assets (Liabilities) at Fair Value as of December 31, 2010		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Forward exchange contracts	$ --	$ 2.6	$ --
Money market funds	$ 172.1	$ --	$ --
Total	$ 172.1	$ 2.6	$ --

Note 14. Financial Instruments and Concentrations of Credit Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, short-term investments, accounts receivable and payable: The carrying amounts approximate fair value because of the short maturities of these instruments.

Short-term debt and other liabilities: The carrying amounts of short-term debt and other liabilities approximate fair value because of the short maturities of these instruments.

Long-term debt: The fair value of the long-term debt of the Company is estimated based on the quoted market prices for that debt or similar debt and approximates the carrying amount.

Forward exchange contracts: The fair value of forward exchange contracts (used for hedging purposes) is based on information derived from active markets. If appropriate, the Company would enter into forward exchange contracts to mitigate the impact of foreign exchange rate movements on the Company's operating results. It does not engage in speculation. Such foreign exchange contracts would offset losses and gains on the assets, liabilities and transactions being hedged. At December 31, 2011, the Company had an open foreign exchange contract with a financial institution to purchase approximately $0.2 million of foreign currencies. This contract matured in January 2012. The fair value of this instrument was a liability of less than $0.1 million at December 31,2011. The fair value of open foreign exchange contracts at December 31,2010 was a liability of $0.2 million.

Additionally, the Company has entered into forward contracts to sell 30 million Euros as a hedge of its net investment in Europe. These contracts mature in October 2013. The fair value of these instruments at December 31, 2011 and December 31, 2010 was an asset of $3.5 million and $2.7 million, respectively.

Credit risk: Substantially all of the Company's accounts receivables are due from companies in the paper, construction and steel industries. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contracts. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual loss. The Company's extension of credit is based on an evaluation of the customer's financial condition and collateral is generally not required.

The Company's bad debt expense for the years ended December 31, 2011, 2010 and 2009 was $0.9 million, $0.1 million and $1.3 million, respectively.

Note 15. Long-Term Debt and Commitments

The following is a summary of long term debt:

(thousands of dollars)	Dec. 31, 2011	Dec. 31, 2010
5.53% Series 2006A Senior Notes Due October 5, 2013	$ 50,000	$ 50,000
Floating Rate Series 2006A Senior Notes Due October 5, 2013	25,000	25,000
Variable/Fixed Rate Industrial Development Revenue Bonds Due August 1, 2012	8,000	8,000
Variable/Fixed Rate Industrial Development Revenue Bonds Series 1999 Due November 1, 2014	8,200	8,200
Installment obligations Due 2013	1,421	1,421
Other Borrowings Due 2013	1,380	--
Total	94,001	92,621
Less: Current maturities	8,552	--
Long-term debt	85,449	$ 92,621

The Variable/Fixed Rate Industrial Development Revenue Bonds due August 1, 2012 are tax-exempt 15-year instruments that were issued on August 1, 1997 to finance the construction of a PCC plant in Courtland, Alabama. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company selected the variable rate option on these borrowings and the average interest rates were approximately 0.31% and 0.45% for the years ended December 31, 2011 and 2010, respectively.

The Variable/Fixed Rate Industrial Development Revenue Bonds due November 1, 2014 are tax-exempt 15-year instruments and were issued on November 30, 1999 to refinance the bonds issued in connection with the construction of a PCC plant in Jackson, Alabama. The bonds bear interest at either a variable rate or fixed rate at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company selected the variable rate option on these borrowings and the average interest rates were approximately 0.31% and 0.45% for the years ended December 31, 2011 and 2010, respectively.

On May 31, 2003, the Company acquired land and limestone ore reserves from the Cushenbury Mine Trust for approximately $17.5 million. Approximately $6.1 million was paid at the closing and $11.4 million was financed through an installment obligation. The interest rate on this obligation is approximately 4.25%. The remaining principal payment of $1.4 million will be made in 2013.

On October 5, 2006, the Company, through private placement, entered into a Note Purchase Agreement and issued $75 million aggregate principal amount unsecured senior notes. These notes consist of two tranches: $50 million aggregate principal amount 5.53% Series 2006A Senior Notes (Tranche 1 Notes); and $25 million aggregate principal amount Floating Rate Series 2006A Senior Notes (Tranche 2 Notes). Tranche 1 Notes bear interest of 5.53% per annum, payable semi-annually. Tranche 2 Notes bear floating rate interest, payable quarterly. The average interest rate on Tranche 2 for the years ended December 31, 2011 and December 31, 2010 was 0.77% and 0.79%, respectively. The principal payment for both tranches is due on October 5, 2013.

In January 2011, the Company entered into a Renminbi ("RMB") denominated loan agreement at its Refractories facility in China with the Bank of America totaling RMB 10.6 million, or $1.6 million. Principal of this loan is payable in installments over the next three years. Interest is payable semi-annually and is based upon the official RMB lending rate announced by the People's Bank of China. The average interest rate for the year ended December 31, 2011 was 6.5%.

The aggregate maturities of long-term debt are as follows: 2012 - $ 8.6 million; 2013 - $77.2 million; 2014 - $8.2 million; 2015 - $-- million; 2016 - $-- million; thereafter - $-- million.

The Company had available approximately $185.6 million in uncommitted, short-term bank credit lines, of which $5.8 million was in use at December 31, 2011.

Short-term borrowings as of December 31, 2011 and 2010 were \$5.8 million and \$4.6 million, respectively. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2011 and 2010 was 5.3% and 3.27%, respectively.

During 2011, 2010 and 2009, respectively, the Company incurred interest costs of \$3.5 million, \$3.5 million and \$3.7 million including \$0.3 million, \$0.2 million and \$0.2 million, respectively, which were capitalized. Interest paid approximated the incurred interest cost.

Note 16. Benefit Plans

Pension Plans and Other Postretirement Benefit Plans

The Company and its subsidiaries have pension plans covering the majority of eligible employees on a contributory or non-contributory basis.

Benefits under defined benefit plans are generally based on years of service and an employee's career earnings. Employees generally become fully vested after five years.

The Company provides postretirement health care and life insurance benefits for the majority of its U.S. retired employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. The Company does not pre-fund these benefits and has the right to modify or terminate the plan in the future.

The funded status of the Company's pension plans and other postretirement benefit plans at December 31, 2011 and 2010 is as follows:

Obligations and Funded Status

	Pension Benefits		Post-retirement Benefits	
Millions of Dollars	**2011**	**2010**	**2011**	**2010**
Change in benefit obligation				
Benefit obligation at beginning of year	$ 226.5	$ 210.2	$ 15.6	$ 13.2
Service cost	7.1	6.6	0.7	0.7
Interest cost	11.6	11.5	0.6	0.8
Actuarial (gain) loss	40.5	10.9	(2.1)	1.4
Benefits paid	(11.7)	(11.4)	(0.5)	(0.5)
Settlements	(1.5)	--	--	--
Foreign exchange impact	(0.6)	(1.7)	--	--
Other	0.0	0.4	--	--
Benefit obligation at end of year	$ 271.9	$ 226.5	$ 14.4	$ 15.6

	Pension Benefits		Post-retirement Benefits	
Millions of Dollars	**2011**	**2010**	**2011**	**2010**
Change in plan assets				
Fair value of plan assets beginning of year	$ 191.6	$ 176.7	$ --	$ --
Actual return on plan assets	3.1	19.9	--	--
Employer contributions	6.1	8.0	0.5	0.5
Plan participants' contributions	0.4	0.4	--	--
Benefits paid	(11.7)	(11.4)	(0.5)	(0.5)
Settlements	(1.5)	--	--	--
Foreign exchange impact	(0.5)	(2.0)	--	--
Fair value of plan assets at end of year	$ 187.5	$ 191.6	$ --	$ --
Funded status	$ (84.4)	$ (34.9)	$ (14.4)	$ (15.6)

Amounts recognized in the consolidated balance sheet consist of:

Millions of Dollars	Pension Benefits 2011	Pension Benefits 2010	Post-retirement Benefits 2011	Post-retirement Benefits 2010
Non-current asset	$ --	$ 0.1	$ --	$ --
Current liability	(0.4)	(0.5)	(1.2)	(1.5)
Non-current liability	(84.0)	(34.5)	(13.2)	(14.1)
Recognized liability	$ (84.4)	$ (34.9)	$ (14.4)	$ (15.6)

The current portion of pension liabilities is included in accrued compensation and related items.

Amounts recognized in accumulated other comprehensive income, net of related tax effects, consist of:

Millions of Dollars	Pension Benefits 2011	Pension Benefits 2010	Post-retirement Benefits 2011	Post-retirement Benefits 2010
Net actuarial loss	$ 84.7	$ 58.8	$ 1.5	$ 2.8
Prior service cost	2.9	3.8	(11.7)	(13.6)
Amount recognized end of year	$ 87.6	$ 62.6	$ (10.2)	$ (10.8)

The accumulated benefit obligation for all defined benefit pension plans was $250.5 million and $206.0 million at December 31, 2011 and 2010, respectively.

Changes in the Plan assets and benefit obligations recognized in other comprehensive income:

(Millions of Dollars)	Pension Benefits	Post Retirement Benefits
Current year actuarial gain (loss)	$ (31.5)	$ 1.2
Amortization of actuarial loss	5.6	0.1
Amortization of prior service credit(gain) loss	0.8	(1.9)
Total recognized in other comprehensive income	$ (25.1)	$ (0.6)

The components of net periodic benefit costs are as follows:

Millions of Dollars	Pension Benefits 2011	Pension Benefits 2010	Pension Benefits 2009	Post-retirement Benefits 2011	Post-retirement Benefits 2010	Post-retirement Benefits 2009
Service cost	$ 7.1	$ 6.6	$ 7.1	$ 0.7	$ 0.7	$ 1.1
Interest cost	11.7	11.5	11.3	0.6	0.8	1.5
Expected return on plan assets	(13.8)	(12.6)	(12.5)	--	--	--
Amortization of prior service cost	1.3	1.4	2.1	(3.1)	(3.1)	(1.6)
Recognized net actuarial loss	8.6	8.4	7.3	0.1	0.4	0.2
Settlement /curtailment loss	0.5	--	9.4	--	--	--
Net periodic benefit cost	$ 15.3	$ 15.3	$ 24.7	$ (1.6)	$ (1.2)	$ 1.2

Unrecognized prior service cost is amortized over the average remaining service period of each active employee.

In 2009, as a result of the workforce reduction associated with the restructuring program and associated distribution of benefits, the Company recorded a pre-tax pension settlement charge of $9.4 million relating to lump-sum distributions to employees.

The Company's funding policy for U.S. plans generally is to contribute annually into trust funds at a rate that provides for future plan benefits and maintains appropriate funded percentages. Annual contributions to the U.S. qualified plans are at least sufficient to satisfy regulatory funding standards and are not more than the maximum amount deductible for income tax purposes. The funding policies for the international plans conform to local governmental and tax requirements. The plans' assets are invested primarily in stocks and bonds.

The 2012 estimated amortization of amounts in other comprehensive income are as follows:

(Millions of Dollars)	Pension Benefits	Post Retirement Benefits
Amortization of prior service cost	$ 1.2	$ (3.1)
Amortization of net loss	12.7	0.1
Total costs to be recognized	$ 13.9	$ (3.0)

Additional Information

The weighted average assumptions used to determine net periodic benefit cost in the accounting for the pension benefit plans and other benefit plans for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Discount rate	5.70%	5.75%	6.00%
Expected return on plan assets	7.25%	7.40%	7.15%
Rate of compensation increase	3.20%	3.50%	3.20%

The weighted average assumptions used to determine benefit obligations for the pension benefit plans and other benefit plans at December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Discount rate	4.30%	5.70%	5.70%
Rate of compensation increase	3.10%	3.20%	3.20%

For 2011, 2010 and 2009, the discount rate was based on a Citigroup yield curve of high quality corporate bonds with cash flows matching our plans' expected benefit payments. The expected return on plan assets is based on our asset allocation mix and our historical return, taking into account current and expected market conditions. The actual return (loss) on pension assets was approximately 2% in 2011, 11% in 2010 and 7% in 2009.

The Company maintains a self-funded health insurance plan for its retirees. This plan provided that the maximum health care cost trend rate would be 5%. Effective June 2009, the Company amended its plan to change the eligibility requirement for retirees and revised its plan so that increases in expected health care costs would be borne by the retiree.

Plan Assets

The Company's pension plan weighted average asset allocation percentages at December 31, 2011 and 2010 by asset category are as follows:

Asset Category	2011	2010
Equity securities	56.5%	55.1%
Fixed income securities	40.8%	42.6%
Real estate	0.1%	0.1%
Other	2.6%	2.2%
Total	100.0%	100.0%

The Company's pension plan fair values at December 31, 2011 and 2010 by asset category are as follows:

Million of Dollars

Asset Category	2011	2010
Equity securities	$ 106.1	$ 105.6
Fixed income securities	76.4	81.6
Real estate	0.2	0.2
Other	4.8	4.2
Total	$ 187.5	$ 191.6

The following table presents domestic and foreign pension plan assets information at December 31, 2011, 2010 and 2009 (the measurement date of pension plan assets):

Millions of Dollars	U.S. Plans 2011	U.S. Plans 2010	U.S. Plans 2009	International Plans 2011	International Plans 2010	International Plans 2009
Fair value of plan assets	$ 132.2	$ 138.1	$ 126.4	$ 55.3	$ 53.5	$ 50.3

The following table summarizes our defined benefit pension plan assets measured at fair value as of December 31, 2011:

Millions of Dollars — **Pension Assets at Fair Value as of December 31, 2011**

Asset Class	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity Securities				
US equities	$ 72.5	--	--	$ 72.5
Non-US equities	33.6	--	--	33.6
Fixed Income Securities				
Corporate debt instruments	59.5	16.9	--	76.4
Real estate and other				
Real estate	--	--	0.2	0.2
Other	0.2	--	4.6	4.8
Total Assets	$ 165.8	$ 16.9	$ 4.8	$ 187.5

U.S. equities—This class included actively and passively managed common equity securities comprised primarily of large-capitalization stocks with value, core and growth strategies.

Non-U.S. equities—This class included actively managed common equity securities comprised primarily of international large-capitalization stocks.

Fixed income—This class included debt instruments issued by the US Treasury, and corporate debt instruments.

The following table summarizes our defined benefit pension plan assets measured at fair value as of December 31, 2010:

Millions of Dollars — **Pension Assets at Fair Value as of December 31, 2010**

Asset Class	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity Securities				
US equities	$ 79.9	--	--	$ 79.9
Non-US equities	25.7	--	--	25.7
Fixed Income Securities				
Government treasuries	--	--	--	--
Corporate debt instruments	57.8	23.8	--	81.6
Real estate and other				
Real estate	--	--	0.2	0.2
Other	--	--	4.2	4.2
Total Assets	$ 163.4	$ 23.8	$ 4.4	$ 191.6

Contributions

The Company expects to contribute $12 million to its pension plans and $1.2 million to its other postretirement benefit plan in 2012.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Dollars	Pension Benefits	Other Benefits
2012	$ 10.8	$ 1.2
2013	$ 13.0	$ 1.1
2014	$ 14.4	$ 1.0
2015	$ 15.6	$ 1.0
2016	$ 16.5	$ 1.0
2017-2021	$ 93.9	$ 5.6

Investment Strategies

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to both preserve and grow plan assets to meet future plan obligations. The Company's average rate of return on assets from inception through December 31, 2011 was over 9%. The Company's assets are strategically allocated among equity, debt and other investments to achieve a diversification level that dampens fluctuations in investment returns. The Company's long-term investment strategy is an investment portfolio mix of approximately 65% in equity securities and 35% in fixed income securities. As of December 31, 2011, the Company had approximately 60% of its pension assets in equity securities and 40% in fixed income securities.

Savings and Investment Plans

The Company maintains a voluntary Savings and Investment Plan (a 401K plan) for most non-union employees in the U.S. Within prescribed limits, the Company bases its contribution to the Plan on employee contributions. The Company's contributions amounted to $2.7 million, $2.7 million and $2.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Notes 17. Leases

The Company has several non-cancelable operating leases, primarily for office space and equipment. Rent expense amounted to approximately $5.3 million, $6.0 million and $6.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total future minimum rental commitments under all non-cancelable leases for each of the years 2012 through 2016 and in aggregate thereafter are approximately $4.4 million, $2.5 million, $2.3 million, $2.0 million, $1.7 million, respectively, and $8.6 million thereafter. Total future minimum rentals to be received under non-cancelable subleases were approximately $1.5 million at December 31, 2011.

Total future minimum payments to be received under direct financing leases for each of the years 2012 through 2016 and the aggregate thereafter are approximately: $4.4 million, $1.5 million, $1.0 million, $0.8 million, $0.6 million and $0.3 million thereafter.

Note 18. Litigation

Certain of the Company's subsidiaries are among numerous defendants in a number of cases seeking damages for exposure to silica or to asbestos containing materials. The Company currently has 77 pending silica cases and 27 pending asbestos cases. To date, 1,389 silica cases and 8 asbestos cases have been dismissed. One new silica case and one new asbestos case were filed in the fourth quarter of 2011. Most of these claims do not provide adequate information to assess their merits, the likelihood that the Company will be found liable, or the magnitude of such liability, if any. Additional claims of this nature may be made against the Company or its subsidiaries. At this time management anticipates that the amount of the Company's liability, if any, and the cost of defending such claims, will not have a material effect on its financial position or results of operations.

The Company has not settled any silica or asbestos lawsuits to date. We are unable to state an amount or range of amounts claimed in any of the lawsuits because state court pleading practices do not require identifying the amount of the claimed damage. The aggregate cost to the Company for the legal defense of these cases since inception was approximately $0.2 million, the majority of which has been reimbursed by Pfizer Inc pursuant to the terms of certain agreements entered into in connection with the Company's initial public offering in 1992. Our experience has been that the Company is not liable to plaintiffs in any of these lawsuits and the Company does not expect to pay any settlements or jury verdicts in these lawsuits.

Environmental Matters

On April 9, 2003, the Connecticut Department of Environmental Protection issued an administrative consent order relating to our Canaan, Connecticut, plant where both our Refractories segment and Specialty Minerals segment have operations. We agreed to the order, which includes provisions requiring investigation and remediation of contamination associated with historic use of polychlorinated biphenyls ("PCBs") and mercury at a portion of the site. We have completed the required investigations and submitted several reports characterizing the contamination. We are now conducting a site-specific risk assessment required by the regulators.

We believe that the most likely form of overall site remediation will be to leave the existing contamination in place (with some limited soil removal), encapsulate it, and monitor the effectiveness of the encapsulation. We anticipate that a substantial portion of the remediation cost will be borne by the United States based on its involvement at the site from 1942 – 1964, as historic documentation indicates that PCBs and mercury were first used at the facility at a time of U.S. government ownership for production of materials needed by the military. Though the cost of the likely remediation remains uncertain pending completion of the phased remediation decision process, we have estimated that the Company's share of the cost of the encapsulation and limited soil removal described above would approximate $0.4 million, which has been accrued as of December 31, 2011.

The Company is evaluating options for upgrading the wastewater treatment facilities at its Adams, Massachusetts plant. This work has been undertaken pursuant to an administrative Consent Order originally issued by the Massachusetts Department of Environmental Protection ("DEP") on June 18, 2002. This order was amended on June 1, 2009 and on June 2, 2010. The amended Order includes the investigation by January 1, 2022 of options for ensuring that the facility's wastewater treatment ponds will not result in unpermitted discharge to groundwater. Additional requirements of the amendment include the submittal by July 1, 2022 of a plan for closure of a historic lime solids disposal area. Preliminary engineering reviews completed in 2005 indicate that the estimated cost of wastewater treatment upgrades to operate this facility beyond 2024 may be between $6 million and $8 million. The Company estimates that the remaining remediation costs would approximate $0.4 million, which has been accrued as of December 31, 2011.

The Company and its subsidiaries are not party to any other material pending legal proceedings, other than routine litigation incidental to their businesses.

Note 19. Stockholders' Equity

Capital Stock

The Company's authorized capital stock consists of 100 million shares of common stock, par value $0.10 per share, of which 17,654,965 shares and 18,298,551 shares were outstanding at December 31, 2011 and 2010, respectively, and 1,000,000 shares of preferred stock, none of which were issued and outstanding.

Cash Dividends

Cash dividends of $3.6 million or $0.20 per common share were paid during 2011. In January 2012, a cash dividend of approximately $0.8 million or $0.05 per share, was declared, payable in the first quarter of 2012.

Stock Award and Incentive Plan

The Company has adopted its 2001 Stock Award and Incentive Plan (the "Plan"), which provides for grants of incentive and non-qualified stock options, stock appreciation rights, stock awards or performance unit awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options granted under the Plan have a term not in excess of ten years. The exercise price for stock options will not be less than the fair market value of the common stock on the date of the grant, and each award of stock options will vest ratably over a specified period, generally three years.

The following table summarizes stock option and restricted stock activity for the Plan:

		Stock Options		Restricted Stock	
	Shares Available for Grant	Shares	Weighted Average Exercise Price Per Share ($)	Shares	Weighted Average Exercise Price Per Share ($)
Balance January 1, 2009	435,850	661,781	$ 55.14	161,294	$ 61.63
Granted	(280,600)	179,200	39.84	101,400	39.65
Authorized	800,000	--	--	--	--
Exercised/vested	--	(7,532)	35.63	(41,020)	60.35
Canceled	78,875	(45,919)	43.14	(32,956)	61.30
Balance December 31, 2009	1,034,125	787,530	$ 52.54	188,718	$ 50.16
Granted	(219,460)	141,140	49.12	78,320	49.13
Exercised/vested	--	(31,697)	44.88	(59,087)	54.43
Canceled	134,624	(76,943)	54.42	(57,681)	52.12
Balance December 31, 2010	949,289	820,030	$ 54.11	150,270	$ 47.19
Granted	(190,812)	122,323	64.12	68,489	64.17
Exercised/vested	--	(120,598)	50.02	(47,123)	63.98
Canceled	80,392	(34,768)	53.59	(45,624)	60.44
Balance December 31, 2011	838,869	786,987	$ 54.19	126,012	$ 54.52

Note 20. Comprehensive Income

Comprehensive income includes changes in the fair value of certain financial derivative instruments that qualify for hedge accounting to the extent they are effective, the recognition of deferred pension costs, and cumulative foreign currency translation adjustments.

The following table reflects the accumulated balances of other comprehensive income (loss):

(Millions of Dollars)	Currency Translation Adjustment	Unrecognized Pension Costs	Net Gain (Loss) On Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2009	$ 32.3	$ (65.0)	$ 1.1	$ (31.6)
Current year net change	23.4	12.8	(1.4)	34.8
Balance at December 31, 2009	$ 55.7	$ (52.2)	$ (0.3)	$ 3.2
Current year net change	(9.2)	0.3	2.1	(6.8)
Balance at December 31, 2010	$ 46.6	$ (51.9)	$ 1.7	$ (3.6)
Current year net change	(16.7)	(25.6)	0.6	(41.7)
Balance at December 31, 2011	$ 29.9	$ (77.5)	$ 2.3	$ (45.3)

The income tax expense (benefit) associated with items included in other comprehensive income (loss) was approximately $(15.5) million, $1.9 million and $10.0 million for the years ended December 31, 2011 2010 and 2009, respectively.

Note 21. Accounting for Asset Retirement Obligations

The Company records asset retirement obligations in which the Company will be required to retire tangible long-lived assets. These are primarily related to its PCC satellite facilities and mining operations. The Company has also recorded the provisions related to conditional asset retirement obligations at its facilities. The Company has recorded asset retirement obligations at all of its facilities except where there are no contractual or legal obligations. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The following is a reconciliation of asset retirement obligations as of December 31, 2011 and 2010:

(Millions of Dollars)	**2011**	**2010**
Asset retirement liability, beginning of period	$ 14.7	$ 14.0
Accretion expense	0.6	0.8
Additional obligations	0.2	0.1
Reversal of obligations	(0.4)	--
Payments	(0.2)	(0.1)
Foreign currency translation	(0.2)	(0.1)
Asset retirement liability, end of period	$ 14.7	$ 14.7

The current portion of the liability of approximately $0.4 million is included in other current liabilities. The long-term portion of the liability of approximately $14.3 million is included in other non-current liabilities.

Accretion expense is included in cost of goods sold in the Company's Consolidated Statements of Operations.

Note 22. Non-Operating Income and Deductions

(Millions of dollars)	**Year Ended December 31,**		
	2011	**2010**	**2009**
Interest income	$ 3.9	$ 2.7	$ 2.9
Interest expense	(3.3)	(3.3)	(3.5)
Foreign exchange gains (losses)	(1.2)	0.3	(2.4)
Foreign currency translation loss upon liquidation	--	--	(2.3)
Foreign currency translation loss upon deconsolidation of a foreign entity	(1.4)		
Gain on sale of previously impaired assets	--	0.2	--
Settlement for customer contract terminations	--	0.8	--
Other deductions	(0.6)	(0.1)	(0.8)
Non-operating income (deductions), net	$ (2.6)	$ 0.6	$ (6.1)

During the third quarter to 2011, the Company recognized currency translation losses of $1.4 million upon the sale of a 50% interest in and deconsolidation of its previously controlled joint venture in Korea.

During the second quarter of 2010, the Company recognized income of $0.8 million for a settlement related to a customer contract termination.

During the second quarter of 2009, the Company recognized foreign currency translation losses of $2.3 million upon liquidation of the Company's operations at Gomez Palacio, Mexico.

Note 23. Segment and Related Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's operating segments are strategic business units that offer different products and serve different markets. They are managed separately and require different technology and marketing strategies.

The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells precipitated calcium carbonate and lime, and mines, processes and sells the natural mineral products limestone and talc. This segment's products are used principally in the paper, building materials, paints and coatings, glass, ceramic, polymers, food, automotive, and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory products and systems used primarily by the steel, cement and glass industries as well as metallurgical products used primarily in the steel industry.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the operating income of the respective business units. Depreciation expense related to corporate assets is allocated to the business segments and is included in their income from operations. However, such corporate depreciable assets are not included in the segment assets. Intersegment sales and transfers are not significant.

Segment information for the years ended December 31, 2011, 2010 and 2009 was as follows:

(Millions of Dollars)	2011 Specialty Minerals	2011 Refractories	2011 Total
Net sales	$ 676.1	$ 368.8	$ 1,044.9
Income from operations	72.8	33.2	106.0
Restructuring and other charges	1.0	(0.6)	0.5
Depreciation, depletion and amortization	47.6	10.6	58.2
Segment assets	603.8	355.8	959.6
Capital expenditures	41.7	8.0	49.7

(Millions of Dollars)	2010 Specialty Minerals	2010 Refractories	2010 Total
Net sales	$ 665.0	$ 337.4	$ 1,002.4
Income from operations	74.7	28.0	102.7
Restructuring and other charges	0.5	0.3	0.8
Depreciation, depletion and amortization	52.6	11.4	64.0
Segment assets	585.7	340.5	926.2
Capital expenditures	23.3	8.2	31.5

(Millions of Dollars)	2009 Specialty Minerals	2009 Refractories	2009 Total
Net sales	$ 628.4	$ 278.9	$ 907.3
Income (loss) from operations	34.2	(48.8)	(14.6)
Impairment of assets	8.5	31.3	39.8
Restructuring and other charges	11.5	10.5	22.0
Depreciation, depletion and amortization	58.5	13.9	72.4
Segment assets	631.7	326.2	957.9
Capital expenditures	19.1	5.6	24.7

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(Millions of Dollars)

Income (loss) from continuing operations before provision (benefit) for taxes:	2011	2010	2009
Income (loss) from operations for reportable segments	$ 106.0	$ 102.7	$ (14.6)
Unallocated corporate expenses	(5.7)	(4.5)	(2.5)
Interest income	3.9	2.7	2.9
Interest expense	(3.3)	(3.3)	(3.5)
Other income (deductions)	(3.2)	1.2	(5.4)
Income (loss) from continuing operations before provision (benefit) for taxes	$ 97.7	$ 98.8	$ (23.1)

Total assets	2011	2010	2009
Total segment assets	$ 959.6	$ 926.2	$ 957.9
Corporate assets	205.4	189.9	114.2
Consolidated total assets	$ 1,165.0	$ 1,116.1	$ 1,072.1

Capital expenditures	2011	2010	2009
Total segment capital expenditures	$ 49.7	$ 31.5	$ 24.7
Corporate capital expenditures	2.4	3.0	1.9
Consolidated total capital expenditures	$ 52.1	$ 34.5	$ 26.6

The carrying amount of goodwill by reportable segment as of December 31, 2011 and December 31, 2010 was as follows:

	Goodwill	
(Millions of Dollars)	December 31, 2011	December 31, 2010
Specialty Minerals	$ 13.8	$ 13.8
Refractories	50.9	53.3
Total	$ 64.7	$ 67.1

The net change in goodwill since December 31, 2010 is attributable to the effect of foreign exchange.

Financial information relating to the Company's operations by geographic area was as follows:

(Millions of Dollars) Net Sales	2011	2010	2009
United States	$ 557.5	$ 534.3	$ 478.4
Canada/Latin America	74.3	68.9	60.2
Europe/Africa	298.4	288.4	283.9
Asia	114.7	110.8	84.8
Total International	487.4	468.1	428.9
Consolidated total net sales	$ 1,044.9	$ 1,002.4	$ 907.3

(Millions of Dollars) Long-lived assets	2011	2010	2009
United States	$ 239.8	$ 239.9	$ 253.5
Canada/Latin America	14.6	14.9	13.5
Europe/Africa	72.0	89.9	105.7
Asia	59.8	59.4	59.5
Total International	146.4	164.2	178.7
Consolidated total long-lived assets	$ 386.2	$ 404.1	$ 432.2

Net sales and long-lived assets are attributed to countries and geographic areas based on the location of the legal entity. No individual foreign country represents more than 10% of consolidated net sales or consolidated long-lived assets.

The Company's sales by product category are as follows:

Millions of Dollars	2011	2010	2009
Paper PCC	$ 497.0	$ 496.6	$ 484.6
Specialty PCC	63.6	58.0	50.1
Talc	46.9	44.0	32.3
GCC	68.6	66.4	61.4
Refractory Products	287.4	264.5	225.4
Metallurgical Products	81.4	72.9	53.5
Net sales	$ 1,044.9	$ 1,002.4	$ 907.3

Note 24. Quarterly Financial Data (unaudited)

Millions of Dollars, Except Per Share Amounts

2011 Quarters	First	Second	Third	Fourth
Net Sales by Major Product Line				
PCC	$ 144.8	$ 140.2	$ 142.5	$ 133.1
Processed Minerals	28.5	31.6	28.6	26.8
Specialty Minerals Segment	173.3	171.8	171.1	159.9
Refractories Segment	89.2	96.6	91.1	91.8
Net sales	262.5	268.4	262.2	251.7
Gross profit	52.9	53.7	52.9	52.7

2011 Quarters	First	Second	Third	Fourth
Income from operations	24.7	25.1	25.4	25.2
Consolidated net income	16.7	17.2	16.3	20.1
Non-controlling Interests	(0.9)	(0.7)	(0.7)	(0.4)
Net income attributable to MTI	$ 15.8	$ 16.4	$ 15.7	$ 19.6
Earnings per share:				
Basic	$ 0.86	$ 0.90	$ 0.88	1.11
Diluted	$ 0.86	$ 0.90	$ 0.87	1.11
Market price range per share of common stock:				
High	$ 68.73	$ 70.09	$ 68.63	$ 58.00
Low	$ 62.46	$ 63.01	$ 49.27	$ 46.75
Close	$ 68.73	$ 67.66	$ 49.27	$ 56.53
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

2010 Quarters	First	Second	Third	Fourth
Net Sales by Major Product Line				
PCC	$ 145.1	$ 138.4	$ 136.8	$ 134.3
Processed Minerals	27.0	29.8	29.3	24.3
Specialty Minerals Segment	172.1	168.2	166.1	158.6
Refractories Segment	81.4	87.6	83.7	84.7
Net sales	253.5	255.8	249.8	243.3
Gross profit	51.4	55.0	52.2	50.6
Income from operations	23.1	27.5	25.0	22.8
Consolidated net income	16.1	19.6	17.5	16.7
Non-controlling interests	(0.7)	(0.7)	(0.8)	(0.8)
Net income attributable to MTI	$ 15.4	$ 19.0	$ 16.7	$ 15.8
Earnings per share:				
Basic	$ 0.82	$ 1.01	$ 0.90	$ 0.86
Diluted	$ 0.82	$ 1.01	$ 0.90	$ 0.86
Market price range per share of common stock:				
High	$ 56.05	$ 59.53	$ 59.68	$ 66.81
Low	$ 46.36	$ 46.90	$ 45.73	$ 56.43
Close	$ 52.30	$ 46.90	$ 58.65	$ 65.41
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Minerals Technologies Inc.:

We have audited the accompanying consolidated balance sheets of Minerals Technologies Inc. and subsidiary companies as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minerals Technologies Inc. and subsidiary companies as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mineral Technologies Inc. and subsidiary companies' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 24, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Minerals Technologies Inc.:

We have audited Minerals Technologies Inc. and subsidiary companies' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Minerals Technologies Inc. and subsidiary companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Minerals Technologies Inc. and subsidiary companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Minerals Technologies Inc. and subsidiary companies as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows and related financial statement schedule for each of the years in the three-year period ended December 31, 2011, and our report dated February 24, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ KPMG LLP

New York, New York
February 24, 2012

Management of Minerals Technologies Inc. is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements and safeguarding of the Company's assets. The system includes a documented organizational structure and division of responsibility, established policies and procedures, including a code of conduct to foster a strong ethical climate, which are communicated throughout the Company, and the careful selection, training and development of our people.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Audit Committee.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

The Company assessed its internal control system as of December 31, 2011 in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the Company has determined that, as of December 31, 2011, its system of internal control over financial reporting was effective.

The consolidated financial statements have been audited by the independent registered public accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Reports of the independent registered public accounting firm, which includes the independent registered public accounting firm's attestation of the effectiveness of the Company's internal control over financial reporting are also presented within this document.

/s/ Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

/s/ Douglas T. Dietrich
Senior Vice President, Finance and Treasury,
Chief Financial Officer

/s/ Michael A. Cipolla
Vice President, Corporate Controller
and Chief Accounting Officer

February 24, 2012

MINERALS TECHNOLOGIES INC. & SUBSIDIARY COMPANIES
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
(thousands of dollars)

Description	Balance at Beginning of Period	Additions Charged to Costs, Provisions and Expenses (b)	Deductions (a)	Balance at End of Period
Year ended December 31, 2011				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts	$ 2,440	$ 877	(308)	3,009
Year ended December 31, 2010				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts	$ 2,890	$ 49	$ (499)	$ 2,440
Year ended December 31, 2009				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts	$ 2,600	$ 1,211	$ (921)	$ 2,890

(a) Includes impact of translation of foreign currencies.
(b) Provision for bad debts, net of recoveries of $-- million, $0.1 million and $1.2 million in 2011, 2010 and 2009, respectively.

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of the Company	Jurisdiction of Organization
APP China Specialty Minerals Pte Ltd.	Singapore
ASMAS Agir Sanayi Malzemeleri Imal ve Tic. A.S	Turkey
Barretts Minerals Inc.	Delaware
Double A Specialty Minerals Co., Ltd.	Thailand
Gold Lun Chemicals (Zhenjiang).	China
Gold Sheng Chemicals (Zhenjiang) Co., Ltd.	China
Gold Zuan Chemicals (Suzhou) Co., Ltd.	China
Hi-Tech Specialty Minerals Company, Limited	Thailand
Minerals Technologies do Brasil Comercio é Industria de Minerais Ltda.	Brazil
Minerals Technologies Europe N.V.	Belgium
Minerals Technologies Holdings Inc.	Delaware
Minerals Technologies Holdings Ltd.	United Kingdom
Minerals Technologies India Private Limited	India
Minerals Technologies Mexico Holdings, S. de R. L. de C.V.	Mexico
Minerals Technologies South Africa (Pty) Ltd.	South Africa
Mintech Canada Inc.	Canada
Mintech Japan K.K.	Japan
Minteq Australia Pty Ltd.	Australia
Minteq B.V.	The Netherlands
Minteq Europe Limited.	Ireland
Minteq International GmbH	Germany
Minteq International Inc.	Delaware
Minteq International (Suzhou) Co., Ltd.	China
Minteq Italiana S.p.A.	Italy
Minteq Kosovo LLC.	Kosovo
Minteq Magnesite Limited	Ireland
Minteq Shapes and Services Inc.	Delaware
Minteq UK Limited.	United Kingdom
MTI Bermuda L.P.	Bermuda
MTI Holdings GmbH	Germany
MTI Holding Singapore Pte. Ltd.	Singapore
MTI Holdco I LLC	Delaware
MTI Holdco II LLC	Delaware
MTI Netherlands B.V	Netherlands
MTI Ventures B.V.	Netherlands
MTX Finance Inc.	Delaware
MTX Finance Ireland	Ireland
Performance Minerals Netherlands C.V.	Netherlands
PT Sinar Mas Specialty Minerals	Indonesia
Rijnstaal U.S.A., Inc.	Pennsylvania
SMI NewQuest India Private Limited	India
SMI Poland Sp. z o.o.	Poland
Specialty Minerals Bangladesh Limited	Bangladesh
Specialty Minerals Benelux	Belgium
Specialty Minerals FMT K.K.	Japan
Specialty Minerals France s.p.a.s.	France
Specialty Minerals GmbH	Germany
Specialty Minerals Inc.	Delaware
Specialty Minerals India Holding Inc.	Delaware
Specialty Minerals International Inc.	Delaware
Specialty Minerals Malaysia Sdn. Bhd.	Malaysia
Specialty Minerals (Michigan) Inc.	Michigan
Specialty Minerals Mississippi Inc.	Delaware
Specialty Minerals Nordic Oy Ab	Finland
Specialty Minerals (Portugal) Especialidades Minerais, S.A.	Portugal
Specialty Minerals S.A. de C.V.	Mexico
Specialty Minerals Servicios S. de R. L. de C.V.	Mexico

Specialty Minerals Slovakia, spol. sr.o.	Slovakia
Specialty Minerals South Africa (Pty) Limited	South Africa
Specialty Minerals (Thailand) Limited	Thailand
Specialty Minerals UK Limited	United Kingdom
Tecnologias Minerales de Mexico, S.A. de C.V.	Mexico

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Minerals Technologies Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-160002, 33-59080, 333-62739, and 333-138245) on Form S-8 of Minerals Technologies Inc. of our reports dated February 24, 2012, with respect to the consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Minerals Technologies Inc.

/s/ KPMG LLP

New York, New York
February 24, 2012

EXHIBIT 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Joseph C. Muscari, certify that:

1. I have reviewed this Annual Report on Form 10-K of Minerals Technologies Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ **Joseph C. Muscari**
Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

EXHIBIT 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Douglas T. Dietrich, certify that:

1. I have reviewed this Annual Report on Form 10-K of Minerals Technologies Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (the registrant's fourth fiscal quarter in the case of an annual report)

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ **Douglas T. Dietrich**
Douglas T. Dietrich
Senior Vice President - Finance and Treasury,
Chief Financial Officer

EXHIBIT 32

SECTION 1350 CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350 of Chapter 63 of Title 18, United States Code), each of the undersigned officers of Minerals Technologies Inc., a Delaware corporation (the "Company"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2011 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 24, 2012

/s/ **Joseph C. Muscari**
Joseph C. Muscari
Chairman of the Board and
Chief Executive Officer

Dated: February 24, 2012

/s/ **Douglas T. Dietrich**
Douglas T. Dietrich
Senior Vice President-Finance and Treasury,
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Exchange Act Rule 13a-14(b); is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section; and is not deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934.

intentionally left blank

Additional Information Regarding Non-GAAP Financial Measures (unaudited)

The letter to shareholders and other information set forth in the front part of this Annual Report present financial measures of the Company that exclude certain special items, and are therefore not in accordance with GAAP. The following is a presentation of the Company's non-GAAP income (loss) and operating income (loss), excluding special items, for the twelve month periods ended December 31, 2011 and December 31, 2010 and a reconciliation to GAAP net income (loss) and operating income (loss), respectively, for such periods. The Company's management believes these non-GAAP measures provide meaningful supplemental information regarding its performance as inclusion of such special items are not indicative of the ongoing operating results and thereby affect the comparability of results between periods. The Company feels inclusion of these non-GAAP measures also provides consistency in its financial reporting and facilitates investors' understanding of historic operating trends.

(millions of dollars)	Year Ended			
		Dec. 31, 2011		Dec. 31, 2010
Net Income attributable to MTI, as reported	$	67.5	$	66.9
Special items:				
Restructuring and other costs		0.5		0.9
Currency translation losses upon liquidation of foreign entity		1.4		0.0
Gain on sale of previously impaired assets		0.0		(0.2)
Settlement related to customer contract termination		0.0		(0.8)
Income tax settlement		(1.0)		0.0
Related tax effects on special items		(0.1)		0.1
Net income attributable to MTI, excluding special items	$	68.3	$	66.9
Basic earnings per share, excluding special items	$	3.78	$	3.59
Diluted earnings per share, excluding special items	$	3.77	$	3.58
Segment Operating Income Data				
Specialty Minerals Segment	$	72.8	$	74.7
Refractories Segment	$	33.2	$	28.0
Unallocated Corporate Expenses	$	(5.7)	$	(4.4)
Consolidated	$	100.3	$	98.3
Segment Restructuring And Impairment Costs				
Specialty Minerals Segment	$	1.0	$	0.5
Refractories Segment	$	(0.6)	$	0.3
Consolidated	$	0.5	$	0.8
Segment Operating Income, Excluding Special Items				
Specialty Minerals Segment	$	73.8	$	75.2
Refractories Segment	$	32.6	$	28.3
Unallocated Corporate Expenses	$	(5.7)	$	(4.4)
Consolidated	$	100.8	$	99.1

DIRECTORS, OFFICERS AND INVESTOR INFORMATION
Minerals Technologies Inc. and Subsidiary Companies 2011 Annual Report

BOARD OF DIRECTORS

Joseph C. Muscari
Chairman and Chief Executive Officer

Paula H. J. Cholmondeley
Chief Executive Officer
The Sorrel Group

Robert L. Clark
Professor and Dean of the School of Engineering and Applied Sciences
University of Rochester

Duane R. Dunham
Retired President and Chief Executive Officer
Bethlehem Steel Corporation

Steven J. Golub
Retired Vice Chairman and Managing Director
Lazard Frères & Co. LLC

Michael F. Pasquale
Business Consultant, Retired Executive Vice President and Chief Operating Officer
Hershey Foods Corporation

John T. Reid
Retired Chief Technological Officer
Colgate Palmolive Company

Marc E. Robinson
Senior Executive Advisor
Booz & Company

Barbara R. Smith
Senior Vice President and Chief Financial Officer
Commercial Metals Company

William C. Stivers
Retired Executive Vice President and Chief Financial Officer
Weyerhaeuser Company

CERTIFICATIONS

The Company's chief executive officer submitted the certification required by Section 303A.12(a) of the NYSE Listed Company Manual certifying without qualification to the NYSE that he is not aware of any violations by the Company of NYSE corporate governance listing standards as of July 21, 2011. The Company also filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2011, the certifications required by Section 302 of the Sarbanes-Oxley Act regarding the quality of the Company's public disclosure.

CORPORATE OFFICERS

Joseph C. Muscari *
Chairman and Chief Executive Officer

Douglas T. Dietrich *
Senior Vice President, Finance and Treasury and Chief Financial Officer

Jonathan J. Hastings*
Vice President, Corporate Development

Douglas W. Mayger *
Senior Vice President and Managing Director, Performance Minerals and Supply Chain

Thomas J. Meek *
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

D.J. Monagle III *
Senior Vice President and Managing Director, Paper PCC

Han Schut *
Vice President and Managing Director, Minteq International

Michael A. Cipolla
Vice President, Corporate Controller and Chief Accounting Officer

* Member, MTI Leadership Council

STOCK LISTINGS

Minerals Technologies Common Stock is listed on the New York Stock Exchange (NYSE) under the symbol MTX.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N. A.
P.O. Box 43078
Providence, RI 02940-3078

INVESTOR RELATIONS

Security analysts and investment professionals should direct their business-related inquiries to:

Rick B. Honey
Vice President, Investor Relations/Corporate Communications
Minerals Technologies Inc.
622 Third Avenue, 38th Floor
New York, NY 10017
212-878-1831

Annual Report design and produced by:
Firefly Design + Communications Inc. www.fireflydes.com

Selected photography:
Wyatt Counts, Peter Razzell


MINERALS
TECHNOLOGIES

Minerals Technologies Inc.
622 Third Avenue
38th floor
New York, NY 10017
www.mineralstech.com